

H&R BLOCK®

One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 12, 2013

The annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the "Company"), will be held at the Kansas City Repertory Theatre in the H&R Block Center located at One H&R Block Way (corner of 13th and Walnut Streets), Kansas City, Missouri, on Thursday, September 12, 2013, at 9:00 a.m. Central time. Shareholders attending the meeting are asked to park in the H&R Block Center parking garage located beneath the H&R Block Center (enter the parking garage from either Walnut or Main Street). The meeting will be held for the following purposes:

1. Election of the ten nominees for director named in this proxy statement (See page 5);

2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2014 (See page 61);

3. Advisory approval of the Company's named executive officer compensation (See page 61);

4. Approval of an amendment to the Company's Amended and Restated Articles of Incorporation to provide for exculpation of directors (See page 62);

5. Approval of an amendment to the Company's Amended and Restated Articles of Incorporation to eliminate director term limits (See page 64);

6. One shareholder proposal, if properly presented at the meeting (See page 65); and

7. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on July 12, 2013 as the record date for determining shareholders of the Company entitled to receive notice of and vote at the meeting and any adjournment or postponement thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors,

SCOTT W. ANDREASEN
Vice President and Secretary

Kansas City, Missouri
July 29, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 12, 2013.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended April 30, 2013 are available at www.proxyvote.com.

H&R BLOCK®

July 29, 2013

Dear Fellow Shareholder,

Our annual meeting of shareholders scheduled for September 12, 2013 marks the third annual meeting for Bill Cobb and me, and we look forward to discussing your Company's recent results and sharing with you our views on the challenges and opportunities going forward. The Board takes pride in the contributions of Bill and his team; in an economic environment that remains problematic, they not only delivered strong financial results for the current year but also continued to build for the future by strengthening and broadening our business base.

Bill Cobb will review fiscal year 2013 at the annual meeting. Significant reductions in ongoing expenses coupled with solid improvement in key areas of our tax preparation businesses – especially digital products and Canadian and Australian operations – led to a 46% increase in earnings per share from continuing operations. All shareholders have benefitted from the most tangible recognition of this performance: an 89% increase in our share price over the course of the last fiscal year.

"We Look at Your Life through Tax...and Find Ways to Help"

This simple phrase – reflecting a commitment to client service dating back to the earliest days of Henry and Richard Bloch – is both a statement of corporate principle and a key guidepost in shaping the strategic direction of your Company. A prime example is healthcare. 2013 is the 100th anniversary of the Constitutional amendment authorizing the United States government to collect income taxes, and just last year the Supreme Court ruled that this amendment provided the constitutional basis for the Affordable Care Act, the landmark healthcare legislation signed into law in 2010. Since passage of that legislation, our management team has been actively exploring how we can best help our clients manage the requirements it imposes and take advantage of the opportunities it presents. Last tax season, we offered our clients a free review of their eligibility and potential obligations under the Affordable Care Act. Since then, we have continued to explore ways in which we can provide services in this area beginning this fall. At this time, it is too early to predict what the healthcare law will mean for our Company, but our approach to evaluating the opportunities presented by the changing healthcare market reflects our commitment to exploring ways to grow the Company's business.

Another major legislative initiative of recent years is also impacting your Company. Under the Dodd-Frank Act's bank regulatory provisions – aimed at preventing recurrence of the events that led to the financial crisis of 2007–2008 – our ownership of H&R Block Bank subjects us to federal oversight which has constrained our flexibility in key areas such as strategic transactions and capital allocation. Culminating a process that began last year, we recently announced an agreement to sell assets and assign liabilities of our bank to Republic Bank & Trust Company, subject to approval by federal regulators and other disclosed conditions. A key element of the transaction currently being negotiated is an agreement to allow us to market and distribute Republic Bank's H&R Block – branded financial products and services. As a result, the Emerald Card and the Emerald Advance – products valued by millions of our clients – will remain key elements of our business strategy.

Internationally, tax compliance is becoming more and more both a civic (and legal) responsibility and an economic necessity, and your Company is making strides in providing tax preparation services around the world. As noted above, Canada and Australia are already vitally important markets for us; we are the leading branded tax preparer in both countries. We have also begun pilot programs in two of the fast growing "BRIC" countries – Brazil and India – and we have reason to be optimistic about our potential to build businesses in those countries in the future. Virtually every American knows about the H&R Block brand, which stands for quality and integrity in tax preparation, and we have been pleased to discover that our powerful brand also resonates in other countries around the world.

"We Do the Right Thing"

The Board has been vigilant in ensuring that our executives' interests are aligned with those of our shareholders; "pay-for-performance" was central to our culture long before it emerged as a buzzword in corporate America. A significant portion of executive compensation is a function of the Company's financial, operational, strategic, and stock price performance. Starting at the top, Bill Cobb's compensation is not only heavily weighted to equity rather than cash, the value of much of his equity compensation is determined by our Company's performance over time.

We have been pleased that you, our shareholders, agree with our approach. Last year, over 90% of the shares voted at the annual meeting were voted "for" our "say-on-pay" proposal. The Compensation Committee, working with its independent consultant, has retained the core design of our executive compensation program in fiscal year 2014, as it believes the current design appropriately rewards our executives for their performance, motivates them to work towards achieving our long term objectives, and strengthens the alignment of their interests with those of our shareholders. However, as described in more detail later in the proxy statement, our Compensation Committee has taken additional steps this year to further strengthen that alignment. For fiscal year 2014, 80% of our executives' long term incentive awards are performance-based awards, an increase from 70% in fiscal year 2013.

At this year's annual meeting, we are also asking you to approve amendments to our Articles of Incorporation, including an amendment that would repeal the twelve-year limit on directors' terms, a limit we adopted in 2008. The twelve-year limit was a well-intentioned, but an ineffective effort to promote turnover on our Board. We have found that the annual election of all directors (a practice we adopted in 2007), coupled with a rigorous Board and committee self-evaluation process, is the best way to ensure an active and vibrant Board. In the coming years, retention of the term limit provision could result in the loss of the valuable contributions of directors who, over time, have developed insight into the business of the Company, an outcome which the Board believes is not in the best interests of shareholders. Therefore, we ask for your support in approving Proposal 5.

On behalf of the entire Board, I'd like to thank you for your support. We are excited about our Company's future and, as we seek to capture the opportunities that lie ahead, are honored by the confidence you have shown through your ownership of our shares.

Robert A. Gerard
Chairman of the Board

TABLE OF CONTENTS



H&R BLOCK®



H&R BLOCK, INC.
PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF SHAREHOLDERS

H&R BLOCK®

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or "Board") of H&R Block, Inc., a Missouri corporation ("H&R Block" or the "Company" or "we") for use at the annual meeting of shareholders of the Company to be held on Thursday, September 12, 2013 at 9:00 a.m. Central time, at the Kansas City Repertory Theatre in the H&R Block Center located at One H&R Block Way (corner of 13th and Walnut Streets), Kansas City, Missouri. References to the annual meeting in this proxy statement include any adjournment or postponement thereof. This proxy statement contains information about the matters to be voted on at the meeting and the voting process, as well as information about our directors and executive officers.

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), we are making this proxy statement and our 2013 Annual Report available to shareholders electronically via the internet. Unless you have already requested to receive a printed set of proxy materials, you will receive an "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on September 12, 2013" (the "Notice"), which contains instructions on how to access proxy materials and vote your shares via the internet or, if you prefer, to request a printed set of proxy materials at no cost to you. On or about July 29, 2013, we mailed the Notice, or, for shareholders who have already requested to receive a printed set of proxy materials, this proxy statement, an accompanying proxy card, and our 2013 Annual Report, to our shareholders of record. All shareholders will be able to access this proxy statement and our 2013 Annual Report on the website referred to in the Notice or request to receive printed copies of the proxy materials.

HOW CAN I ELECTRONICALLY ACCESS THE PROXY MATERIALS?

The Notice provides you with instructions on how to view our proxy materials for the annual meeting on the internet. The website on which you will be able to view our proxy materials will also allow you to choose to receive future proxy materials electronically, which will save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy voting site. Your election to receive proxy materials electronically will remain in effect until you terminate it.

HOW CAN I OBTAIN A FULL SET OF PRINTED PROXY MATERIALS?

The Notice will provide you with instructions on how to request to receive printed copies of the proxy materials. You may request printed copies up until one year after the date of the meeting.

WHAT AM I VOTING ON?

You are voting on six items of business at the annual meeting:

- Election of the ten nominees for director named in this proxy statement (Proposal 1);
- Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2014 (Proposal 2);

- Advisory approval of the Company's named executive officer compensation (Proposal 3);

- Approval of an amendment to the Company's Amended and Restated Articles of Incorporation to provide for exculpation of directors (Proposal 4);

- Approval of an amendment to the Company's Amended and Restated Articles of Incorporation to eliminate director term limits (Proposal 5); and

- One shareholder proposal, if properly presented at the meeting (Proposal 6).

WHO IS ENTITLED TO VOTE?

Shareholders of record as of the close of business on July 12, 2013 are entitled to vote at the annual meeting. Each share of H&R Block common stock is entitled to one vote.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS?

Our Board of Directors recommends that you vote your shares as follows:

Proposal	*Board Recommendation*
1. Election of Directors.	**FOR EACH OF THE NOMINEES**
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2014.	**FOR**
3. Advisory approval of the Company's named executive officer compensation.	**FOR**
4. Approval of an amendment to the Company's Amended and Restated Articles of Incorporation to provide for exculpation of directors.	**FOR**
5. Approval of an amendment to the Company's Amended and Restated Articles of Incorporation to eliminate director term limits.	**FOR**
6. Shareholder proposal concerning pro-rata vesting of equity awards.	**AGAINST**

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with the Company's transfer agent, Wells Fargo Shareowner Services ("Wells Fargo"), you are considered a "registered shareholder" and are considered, with respect to those shares, the "shareholder of record." If you are a shareholder of record, the Notice or proxy materials were sent to you directly by the Company, and you may vote by any of the methods described below under "How Do I Vote?".

If your shares are registered in the name of a stock brokerage account or by a broker, bank, or other nominee on your behalf (referred to as being held in "street name"), you are considered a "beneficial owner" of shares held in street name, and the broker, bank, or other nominee forwarded the Notice or proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee holding your shares how to vote and you are also invited to attend the annual meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the annual meeting unless you bring with you a legal proxy from the shareholder of record.

HOW DO I VOTE?

If you are a registered shareholder, there are four different ways you can vote:

- By Internet – You can vote via the internet at *www.proxyvote.com* by following the instructions provided (you will need the Control Number from the Notice or proxy card you received);

- By Telephone – You can vote by telephone by calling the toll-free telephone number indicated on your proxy card or voting instruction card (you will need the Control Number from the Notice or proxy card you received);

- By Mail – If you received your proxy materials by mail, you can vote by signing, dating and returning the accompanying proxy card; or

- In Person – You can vote in person by written ballot at the annual meeting.

When your proxy is properly submitted, your shares will be voted as you indicate. If you do not indicate your voting preferences, the appointed proxies (William C. Cobb, Thomas A. Gerke, and Scott W. Andreasen) will vote your shares FOR Proposals 1 – 5 and AGAINST Proposal 6. If your shares are owned in joint names, all joint owners must vote by the same method, and if joint owners vote by mail, all of the joint owners must sign the proxy card. The deadline for voting by telephone or via the internet, except with respect to shares held through the H&R Block Retirement Savings Plan as described below, is 11:59 p.m. Eastern time on September 11, 2013.

If you are a beneficial owner of shares held in street name, you may vote by following the voting instructions provided by your broker, bank, or other nominee, and your broker, bank, or other nominee should vote your shares as you have directed. You must have a legal proxy from the shareholder of record in order to vote the shares in person at the annual meeting.

If your shares are held through the H&R Block Retirement Savings Plan, you may also vote as set forth above, except that Plan participants may not vote their Plan shares in person at the annual meeting. If you provide voting instructions via the internet, by telephone or by written proxy card, Fidelity Management Trust Company, the Plan's Trustee, will vote your shares as you have directed. If you do not provide specific voting instructions, the Trustee will vote your shares in the same proportion as shares for which the Trustee has received instructions. Please note that you must submit voting instructions to the Trustee no later than September 9, 2013 at 11:59 p.m. Eastern time in order for your shares to be voted by the Trustee at the annual meeting. Your voting instructions will be kept confidential by the Trustee.

MAY I ATTEND THE MEETING?

All shareholders, properly appointed proxy holders, and invited guests of the Company may attend the annual meeting. Shareholders who plan to attend the meeting may be required to present valid photo identification. If you hold your shares in street name, please also bring proof of your share ownership, such as a broker's statement showing that you beneficially owned shares of the Company on the record date of July 12, 2013, or a legal proxy from your broker, bank, or other nominee (a legal proxy is required if you hold your shares in street name and you plan to vote in person at the annual meeting). Shareholders of record will be verified against an official list available at the registration area. The Company reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of the record date.

WHAT ARE BROKER NON-VOTES?

A broker non-vote occurs when a broker, bank, or other nominee holding shares on behalf of a beneficial owner is prohibited from exercising discretionary voting authority for a beneficial owner who has not provided voting instructions. Brokers, banks, and other nominees may vote without instruction only on "routine" proposals. On "non-routine" proposals, nominees cannot vote without instructions from the beneficial owner, resulting in so-called "broker non-votes." Proposal 2, the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm, is the only routine proposal on the ballot for the annual meeting. All other proposals are non-routine. If you hold your shares with a broker, bank, or other nominee, they will not be voted on non-routine proposals unless you give voting instructions to such nominee.

MAY I CHANGE MY VOTE?

You may revoke your proxy and change your vote at any time before the voting deadline for the annual meeting. After your initial vote, you may vote again on a later date any time prior to the annual meeting via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the voting deadline for the annual meeting will be counted), by signing and returning a new proxy card or voting instruction form with a later date, or by attending the annual meeting and voting in person. However, your attendance at the annual meeting will not automatically revoke your proxy unless you vote again at the annual meeting or specifically request in writing that your prior proxy be revoked. If your shares are held in street name by a broker, bank, or other nominee, you must contact that nominee to change your vote.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

For each matter to be voted upon at the annual meeting, shareholders may vote "for," "against," or "abstain."

For Proposals 1, 2, 3 and 6, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or approval. The vote on Proposal 3, the approval of the Company's named executive officer compensation, is a non-binding advisory vote only. For Proposals 4 and 5, the affirmative vote of the holders of a majority of outstanding shares entitled to vote on such matters is necessary for approval.

Shares represented in person or by a proxy that directs that the shares abstain from voting are deemed to be represented at the meeting as to that particular matter, and have the same effect as a vote against the proposals. Broker non-votes have no impact on Proposals 1, 2, 3, and 6. However for Proposals 4 and 5, which require the approval of a majority of the outstanding shares entitled to vote, broker non-votes will have the same effect as a vote against such proposals.

If a submitted proxy does not specify how to vote, the shares represented by that proxy will be considered to be voted in favor of Proposals 1 – 5 and against Proposal 6.

DO SHAREHOLDERS HAVE CUMULATIVE VOTING RIGHTS WITH RESPECT TO THE ELECTION OF DIRECTORS?

No, shareholders do not have cumulative voting rights with respect to the election of directors.

WHAT CONSTITUTES A QUORUM?

As of the record date, 273,263,986 shares of the Company's common stock were issued and outstanding. A majority of the outstanding shares entitled to vote at the annual meeting, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE "IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON SEPTEMBER 12, 2013"?

It means your shares are held in more than one account. You should vote all of your shares.

WHAT IS HOUSEHOLDING?

As permitted by the SEC, we are delivering only one copy of this proxy statement to shareholders residing at the same address, unless the shareholders have notified us of their desire to receive multiple copies of the proxy statement. This practice is known as householding.

The Company will promptly deliver, upon request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, or by telephone at (816) 854-4288.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, Wells Fargo, to request that only a single copy of the proxy statement be mailed in the future. You can contact Wells Fargo by phone at (888) 213-0968, or by mail at 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4100.

WHO WILL BEAR THE COST OF THIS SOLICITATION AND HOW WILL PROXIES BE SOLICITED?

The Company is making this solicitation on behalf of the Company's Board of Directors and will pay the entire cost of this proxy solicitation, including the expense of preparing the proxy solicitation materials for the annual meeting and mailing the Notice and, as applicable, the proxy solicitation materials for such meeting. Following the mailing of these materials, directors, officers, and employees of the Company may solicit proxies by telephone, email, or other personal contact; such individuals will not receive compensation or reimbursement for these activities. Additionally, the Company has retained Georgeson Inc. to assist in the solicitation of proxies on behalf of the Board for a fee of $25,000 plus reimbursement of reasonable expenses. Further, brokers and other custodians, nominees, and fiduciaries will be requested to forward the Notice and printed proxy materials to their principals, and the Company will reimburse them for the expense of doing so.

WHAT IS THE COMPANY'S INTERNET ADDRESS?

The Company's internet address is www.hrblock.com. The Company's filings with the SEC are available free of charge via the "Investor Relations" link at this website (click on the "SEC Filings" link under the "Financial Info" heading), and may also be found at the SEC's website, www.sec.gov.

WILL ANY OTHER MATTERS BE VOTED ON?

As of the date of this proxy statement, we know of no other matter that will be presented for consideration at the annual meeting other than those matters discussed in this proxy statement. If any other matters properly come before the meeting and call for a vote of the shareholders, the appointed proxies may use their discretion to vote on any such matters.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") provide that the number of directors to constitute the Board of Directors shall not be fewer than 7 nor more than 12, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the entire Board. The Board of Directors currently consists of ten directors. The Articles and Bylaws also provide that all of the directors shall be elected at each annual meeting of shareholders. Under the Bylaws, each director holds office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability, or removal from office. Any vacancy on the Board may be filled by a majority of the surviving or remaining directors then in office. The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on their election and represented in person or by proxy shall promptly tender his or her irrevocable resignation to the Company's Board, subject only to the condition that the Board accept the resignation. The Board and the Governance and Nominating Committee must consider and act on the resignation, as more fully described under "Corporate Governance – Mandatory Director Resignation Policies," on page 17. To be eligible to be a nominee as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by this director resignation requirement.

There are ten nominees for election to the Board at the annual meeting of shareholders to be held on September 12, 2013. Each of the ten nominees, if elected, will hold office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability, or removal from office. The Board has nominated Paul J. Brown, William C. Cobb, Marvin R. Ellison, Robert A. Gerard, David Baker Lewis, Victoria J. Reich, Bruce C. Rohde, Tom D. Seip, Christianna Wood, and James F. Wright for election as directors of the Company. Each nominee has consented to be named and to serve if elected. If any of the nominees becomes unavailable for election for any reason, the

Board may provide for a lesser number of directors or designate substitute nominees, and the proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by a shareholder.

DIRECTOR NOMINATION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders. The Governance and Nominating Committee is responsible for identifying, screening, and recommending candidates to the entire Board for Board membership. The Governance and Nominating Committee works with the Board to determine the appropriate characteristics, skills, and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors, which are described in further detail below. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group of directors with diverse and relevant experience that can best perpetuate the Company's success and represent shareholder interests through sound judgment.

The Governance and Nominating Committee may seek the input of other members of the Board or management in identifying candidates who meet the criteria outlined above. In addition, the Governance and Nominating Committee may use the services of consultants or a search firm. The Governance and Nominating Committee will consider recommendations by the Company's shareholders of qualified director candidates for possible nomination by the Board. Shareholders may recommend qualified director candidates by writing to the Company's Corporate Secretary at H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Submissions should include information regarding a candidate's background, qualifications, experience, and willingness to serve as a director. Based on a preliminary assessment of a candidate's qualifications, the Governance and Nominating Committee may conduct interviews with the candidate or request additional information from the candidate. The Governance and Nominating Committee uses the same process for evaluating all candidates for nomination by the Board, including those recommended by shareholders. The Company's Bylaws permit persons to be nominated as directors directly by shareholders under certain conditions. To do so, shareholders must comply with the advance notice requirements outlined in the "Shareholder Proposals and Nominations" section of this proxy statement.

Diversity

Both the Board and the Governance and Nominating Committee believe that diversity of skills, perspectives, and experiences among Board members, in addition to the factors discussed above, improves the Board's oversight and evaluation of management on behalf of the shareholders and produces more creative thinking and better strategic solutions by the Board. Although we do not have a formal policy concerning diversity of director nominees, the Governance and Nominating Committee considers, though not exclusively, the distinctive skills, perspectives, and experiences that candidates who are diverse in gender, ethnic background, geographic origin, and professional experience have to offer.

SELECTING AND EVALUATING OUR NOMINEES

When evaluating potential director nominees, the Governance and Nominating Committee considers each individual's professional expertise and educational background in addition to their general qualifications. The Governance and Nominating Committee works with the Board to determine the appropriate mix of backgrounds and experiences in order to establish and maintain a Board that is strong in its collective knowledge and that can fulfill its responsibilities, perpetuate our long term success, and represent the interests of our shareholders.

The Governance and Nominating Committee regularly communicates with the Board to identify backgrounds, qualifications, professional experiences, and areas of expertise that impact our business that are particularly desirable for our directors to possess in order to help meet specific Board needs, including:

- *Financial industry knowledge*, which is vital in understanding and reviewing our strategy, including the acquisition of businesses that offer complementary products or services;

- *Operating experience* as current or former executives, which gives directors specific insight into, and expertise that will foster active participation in, the development and implementation of our operating plan and business strategy;

- *Executive leadership experience*, which gives directors who have served in significant leadership positions strong abilities to motivate and manage others and to identify and develop leadership qualities in others;

- *Accounting and financial expertise*, which enables directors to analyze our financial statements, capital structure and complex financial transactions and oversee our accounting and financial reporting processes;

- *Enterprise risk management experience*, which contributes to oversight of management's risk monitoring and risk management programs, and establishment of risk appetite aligned with our strategy; and

- *Public company board and corporate governance experience*, which provides directors a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board, and protection of our shareholders' interests.

The following chart highlights each director nominee's specific skills, knowledge, and experience that the Governance and Nominating Committee and Board relied upon when determining whether to nominate the individual for election. A particular nominee may possess other valuable skills, knowledge or experience even though they are not indicated below.

Name	Financial Industry Knowledge	Operating Experience	Executive Leadership	Accounting/ Financial	Enterprise Risk Management	Public Company Governance
Paul J. Brown		✓	✓	✓	✓	✓
William C. Cobb	✓	✓	✓		✓	✓
Marvin R. Ellison		✓	✓		✓	
Robert A. Gerard	✓	✓	✓	✓	✓	✓
David Baker Lewis	✓			✓	✓	✓
Victoria J. Reich		✓	✓	✓	✓	✓
Bruce C. Rohde		✓	✓	✓	✓	✓
Tom D. Seip	✓	✓	✓	✓	✓	✓
Christianna Wood	✓			✓		✓
James F. Wright		✓	✓		✓	✓

The Board believes that all the director nominees are highly qualified. As the chart shows, the director nominees have significant leadership experience, knowledge, and skills that qualify them for service on our Board, and, as a group, represent diverse views, experiences, and backgrounds. All director nominees satisfy the criteria set forth in our Corporate Governance Guidelines and possess the personal characteristics that are essential for the proper and effective functioning of the Board. Each nominee's biography below contains additional information regarding his or her experiences, qualifications and skills.

The number of shares of common stock, share units, and share equivalents beneficially owned by each nominee for director is listed under the heading "Security Ownership of Directors and Management" on page 68.

DIRECTOR NOMINEES

There are ten nominees for election to the Board at the annual meeting. All Board members are subject to annual election. The following pages present information regarding each director nominee, including information about each nominee's professional experience, educational background, and qualifications that led the Board to nominate him or her for election. The following also includes information about all public company directorships each nominee currently holds.



Paul J. Brown
Director since 2011
Age 46

Committees:
- Governance and Nominating

Professional Experience

Mr. Brown has served as the Chief Executive Officer of Arby's Restaurant Group, Inc., the second largest quick-service sandwich chain in the U.S., since May 2013. He served as President, Brands and Commercial Services for Hilton Worldwide, a global hospitality company, from 2008 to April 2013. Prior to that, he was with Expedia Inc., an online travel company, for four years, most recently serving as President, Expedia North America and Expedia Inc. Partner Services Group. From 2001 through 2005, Mr. Brown was a Partner with McKinsey & Co. in their London and Atlanta offices. Earlier in his career, he was Senior Vice President of Brand Services for Intercontinental Hotels Group, a Manager with the Boston Consulting Group, Inc., and a Senior Consultant with Andersen Consulting.

Education

Mr. Brown received a Bachelors degree in Management from the Georgia Institute of Technology and a Masters of Business Administration degree from the Kellogg Graduate School of Management, Northwestern University.

Other Boards and Appointments

Mr. Brown was previously a director of Borders Group, Inc. from 2009 until 2011, where he was a member of the Audit Committee. Mr. Brown also serves as a member of the Georgia Institute of Technology's Advisory Board.

Director Qualifications

Mr. Brown brings to the Board significant executive leadership, operations, financial management, e-commerce, brand management, and enterprise risk management experience.



William C. Cobb

President and Chief Executive Officer

Director since 2010
Age 56

Committees:
- Finance

Professional Experience

Mr. Cobb has served as President and Chief Executive Officer of H&R Block, Inc. since May 2011. Mr. Cobb retired from eBay, Inc., an e-commerce company, in 2008, having worked there from November 2000 to March 2008, where he most recently served as President of eBay Marketplaces North America for four years and before that held several senior management positions, including Senior Vice President and General Manager of eBay International and Senior Vice President of Global Marketing. Prior to joining eBay, Inc., he held various marketing and executive positions, including Chief Marketing Officer for International, at YUM! Brands (formerly Pepsico/Tricon) where he worked from 1987 until 2000.

Education

Mr. Cobb holds a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania and a Masters of Business Administration degree from the Kellogg School of Management at Northwestern University.

Other Boards and Appointments

Mr. Cobb served as a non-employee director of H&R Block, Inc. from 2010 until his appointment as our President and Chief Executive Officer in May 2011. He was previously a director of Och-Ziff Capital Management Group LLC (2008-2011), Orbitz Worldwide, Inc. (2008-2011), and Pacific Sunwear of California, Inc. (2008-2011). Mr. Cobb previously served on the Advisory Board of the Kellogg School of Management at Northwestern University and the non-profit Bay Harbor Foundation, in each case through 2011.

Director Qualifications

Mr. Cobb brings to the Board intimate knowledge of the Company's daily operations as the Company's President and Chief Executive Officer, an extensive background in marketing and the internet industry, and significant experience as a senior executive at various public companies.



Marvin R. Ellison
Director since 2011
Age 48

Committees:
- Compensation

Professional Experience

Mr. Ellison has served as Executive Vice President – U.S. Stores for The Home Depot, Inc., a home improvement speciality retailer, since August 2008. From January 2006 through August 2008, he served as President – Northern Division. From August 2005 through January 2006, he served as Senior Vice President – Logistics and from October 2004 through August 2005 he served as Vice President – Logistics. From June 2002 through October 2004, he served as Vice President – Loss Prevention. From 1987 until June 2002, Mr. Ellison held various management and executive level positions with Target Corporation, a general merchandise retailer. His final position with Target was Director, Assets Protection.

Education

Mr. Ellison earned a Business Administration degree in Marketing from the University of Memphis and a Masters of Business Administration degree from Emory University.

Other Boards and Appointments

None.

Director Qualifications

Mr. Ellison brings to the Board many years of experience in the retail industry, which have included operations, executive leadership, and enterprise risk management responsibilities.



Robert A. Gerard

Chairman of the
Board of Directors

Director since 2007
Age 68

Committees:
- Finance (Chair)
- Governance and Nominating

Professional Experience

Mr. Gerard is the General Partner and investment manager of GFP, L.P., a private investment partnership. From 2004 to 2011, Mr. Gerard was Chairman of the Management Committee and Chief Executive Officer of Royal Street Communications, LLC, a licensee, developer, and operator of telecommunications networks in Los Angeles and Central Florida. From 1977 until his retirement in 1991, Mr. Gerard held senior executive positions with investment banking firms Morgan Stanley & Co., Dillon Read & Co., and Bear Stearns. From 1974 to 1977, Mr. Gerard served in the United States Department of the Treasury, completing his service as Assistant Secretary for Capital Markets and Debt Management.

Education

Mr. Gerard is a graduate of Harvard College and holds a Masters of Arts degree and a Juris Doctor degree from Columbia University.

Other Boards and Appointments

Mr. Gerard served as a director of Gleacher & Company, Inc. from 2009 through May 2013, where he most recently served as Chair of the Executive Compensation Committee and was a member of the Committee on Directors and Corporate Governance.

Director Qualifications

Mr. Gerard brings to the Board extensive experience in the financial services industry and many years of business experience in senior management and finance, as well as experience serving on the boards of other public companies.



David Baker Lewis
Director since 2004
Age 69

Committees:
- Audit (Chair)
- Governance and Nominating

Professional Experience

Mr. Lewis is senior shareholder and former Chairman and CEO of Lewis & Munday, a Detroit-based legal firm with additional offices in New York City, Washington, D.C., and Seattle. Mr. Lewis served as President of the firm beginning in 1972.

Education

Mr. Lewis received a Bachelor of Arts degree from Oakland University, a Masters of Business Administration degree from the University of Chicago, and a Juris Doctor degree from the University of Michigan School of Law.

Other Boards and Appointments

Mr. Lewis is also a director of The Kroger Company, where he is a member of the Public Responsibilities and Finance Committees, and STERIS Corp., where he is a member of the Audit Committee. He was previously a director of Conrail, Inc., LG&E Energy Corp., M.A. Hanna, TRW, Inc., and Comerica, Inc., all prior to 2007.

Director Qualifications

Mr. Lewis brings to the Board experience from serving on the boards of other public companies, including service as the current or former chair of four public company audit committees, expertise derived from his law practice and business background, and knowledge of finance and financial services.



Victoria J. Reich
Director since 2011
Age 55

Committees:
- Audit
- Finance

Professional Experience

Ms. Reich served as the Senior Vice President and Chief Financial Officer of United Stationers Inc., a wholesale distributor of business products, from June 2007 until July 2011. Prior to that, Ms. Reich spent ten years with Brunswick Corporation, a manufacturer of sporting and fitness equipment, where she most recently was President of Brunswick European Group from 2003 until 2006. She served as Brunswick's Senior Vice President and Chief Financial Officer from 2000 to 2003 and as Vice President and Controller from 1996 until 2000. Before joining Brunswick, Ms. Reich spent 17 years at General Electric Company where she held various financial management positions.

Education

Ms. Reich holds a Bachelor of Science degree in Applied Mathematics and Economics from Brown University.

Other Boards and Appointments

Ms. Reich is a director of Ecolab Inc., where she is a member of the Audit and Safety, Health and Environment Committees.

Director Qualifications

Ms. Reich brings to the Board extensive financial management experience, operational experience, and executive leadership abilities.



Bruce C. Rohde
Director since 2010
Age 64

Committees:
- Compensation (Chair)
- Audit

Professional Experience

Mr. Rohde served in multiple roles with ConAgra Foods, Inc., a packaged foods company, beginning in 1984, including General Counsel, President, Vice Chairman, Chairman and Chief Executive Officer, before retiring in 2005 as Chairman and CEO Emeritus. Mr. Rohde is the Managing Partner of Romar Capital Group, a private investment partnership. He holds many court admissions and also holds a certified public accountant certificate.

Education

Mr. Rohde holds two degrees from Creighton University, a Bachelor of Science degree in Business Administration and a Juris Doctor degree, cum laude.

Other Boards and Appointments

Mr. Rohde served as a director of Gleacher & Company, Inc. from 2009 through May 2013, where he most recently served as Lead Director, Chair of the Governance and Nominating Committee and as a member of the Audit and Compensation Committees. He currently is Chairman of Creighton University Board of Directors, serves on Harvard University's Private and Public, Scientific, Academic and Consumer Food Policy Committee, is a Presidential Appointee to the National Infrastructure Advisory Council, and is a director of the Preventive Medicine Research Institute.

Director Qualifications

Mr. Rohde brings to the Board significant senior executive leadership experience from a large public company perspective, including service in multiple executive roles as described above. He also has substantial experience as a board member at several public companies, including service as the chair of a wide variety of board committees, Chairman, Vice Chairman and Lead Director. Over the course of his career, Mr. Rohde's diverse background has given him abundant experience in law, finance, accounting, and operational management.



Tom D. Seip
Director since 2001
Age 63

Committees:
- Governance and Nominating (Chair)
- Compensation

Professional Experience

Mr. Seip currently serves as the managing member of Way Too Much Stuff LLC and Ridgefield Farm LLC, private investment vehicles. He served as the President, Chief Executive Officer, and Director of Westaff, Inc., Walnut Creek, California, a temporary staffing services company, from May 2001 until January 2002. Mr. Seip was employed by Charles Schwab & Co., Inc., San Francisco, California, from January 1983 until June 1998 in various positions, including Chief Executive Officer of Charles Schwab Investment Management, Inc. from 1997 until June 1998 and Executive Vice President – Retail Brokerage from 1994 until 1997.

Education

Mr. Seip received a Bachelor of Arts degree from Pennsylvania State University and participated in the Doctoral Program in Developmental Psychology at the University of Michigan.

Other Boards and Appointments

Mr. Seip is Chairman of the Board of Trustees of the Neuberger Berman Mutual Funds, New York.

Director Qualifications

Mr. Seip brings to the Board useful financial insight and skills based on his extensive experience in investment management, financial product development, and management of branch office networks and back office operations. Mr. Seip also has significant experience with the governance of public companies.



Christianna Wood
Director since 2008
Age 53

Committees:
- Audit

Professional Experience

Ms. Wood is the Chief Executive Officer of Gore Creek Capital Ltd., an investment management consulting company based in Golden, Colorado. Ms. Wood served as the Chief Executive Officer of Capital Z Asset Management, the largest dedicated sponsor of hedge funds, from 2008 through July 2009. Previously, she was the Senior Investment Officer for the Global Equity unit of the California Public Employees' Retirement System ("CalPERS") for five years. Prior to her service for CalPERS, Ms. Wood served as a Principal of several investment management organizations. She is also a chartered financial analyst and a chartered alternative investment analyst.

Education

Ms. Wood obtained a Bachelor of Arts degree, cum laude, from Vassar College and a Masters of Business Administration degree in Finance from New York University.

Other Boards and Appointments

Ms. Wood is a member of the Board of Trustees of Vassar College where she serves on the Investment, Audit, and Budget and Finance Committees and as Chair of the Investor Responsibility Committee. Ms. Wood is also a member of the boards of Grange Insurance, The Merger Fund, The Global Reporting Initiative, The International Integrated Reporting Council, and the International Securities Exchange. She was previously a member of the Public Company Accounting Oversight Board Standard Advisory Group (2006-2008) and the International Auditing and Assurance Standards Board Consultative Advisory Group (2006-2009). Ms. Wood also served on the Board of Governors of the International Corporate Governance Network from June 2008 until June 2012, having served as Chairman of the Board from June 2009 until June 2012.

Director Qualifications

Ms. Wood brings to the Board a broad finance and corporate governance background, including experience as a senior investment officer for a large retirement fund and as Chairman of the Board of Governors of the International Corporate Governance Network. She has significant experience in accounting and financial matters. Through her prior service as an investment manager, Ms. Wood has had significant experience in the application of portfolio risk management techniques.



James F. Wright
Director since 2011
Age 63

Committees:
- Compensation

Professional Experience

Mr. Wright has served as Executive Chairman of Tractor Supply Company, a farm and ranch supply retailer, since January 2013. Prior to that, he served as Chairman of the Board and Chief Executive Officer from November 2007 through January 2013, as President and Chief Executive Officer from 2004 to November 2007, and as President and Chief Operating Officer from 2000 through 2004. Mr. Wright previously served as President and Chief Executive Officer of Tire Kingdom, a tire and automotive services retailer, from May 1997 to June 2000.

Education

Mr. Wright attended the University of Wisconsin-Oshkosh.

Other Boards and Appointments

Mr. Wright was a director of Spartan Stores from 2002 through August 2011, where he served as Lead Director from 2006-2011, Chair of the Corporate Governance Committee from 2006-2011, member of the Compensation Committee from 2006-2011, and Chair of the Compensation Committee from 2003-2006. He currently serves on the board and as a member of the Executive Committee of the National Retail Federation, the world's largest retail trade association.

Director Qualifications

Mr. Wright brings to the Board many years of experience serving in executive leadership at public companies along with experience serving on other public company boards, as well as extensive knowledge of retail operations.

Unless otherwise instructed, the appointed proxies will vote the shares represented by the proxy cards received by them for each of the nominees named above. All nominees have consented to serve if elected. The Board of Directors has no reason to believe that any of the nominees would be unable to accept the office of director if elected. If any of the nominees becomes unavailable for election for any reason, the Board may provide for a lesser number of directors or designate substitute nominees, and proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by the shareholder.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE TEN NOMINEES FOR DIRECTOR IN THIS PROPOSAL 1.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

The Board of Directors is responsible for managing the property and business affairs of the Company. The Board reviews significant developments affecting the Company and acts on matters requiring Board approval. During the 2013 fiscal year, the Board of Directors held ten meetings. Each of the incumbent directors attended at least 75% of the aggregate total number of meetings of the Board of Directors and Board committees of which he or she was a member.

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Finance Committee. The Company's Corporate Governance Guidelines, Code of Business Ethics and Conduct, the Board of Directors Independence Standards (the "Independence Standards"), and charters for each of the standing committees may be accessed on the Company's website at www.hrblock.com by clicking the "Investor Relations" link and then clicking the "Corporate Governance" link under the "Company" tab. These documents are also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Set forth below is a description of the duties of each committee and its members.

The members of the **Audit Committee** are Mr. Lewis (Chair), Ms. Reich, Mr. Rohde, and Ms. Wood. The functions of the Audit Committee are described in the Audit Committee charter and include approving the appointment of the Company's independent registered public accounting firm, evaluating the independence and performance of such firm, reviewing the scope of the annual audit, reviewing and evaluating the effectiveness of the Company's internal audit function, ensuring that the Company has established a system to enforce the H&R Block Code of Business Ethics and Conduct, and reviewing and discussing with management and the independent registered public accounting firm the audited financial statements and accounting principles. See the "Audit Committee Report" on page 59. All of the members of the Audit Committee are independent under regulations adopted by the SEC, New York Stock Exchange ("NYSE") listing standards and the Independence Standards. The Board has determined that each member of the Audit Committee is an audit committee financial expert pursuant to the criteria prescribed by the SEC and is financially literate under NYSE guidelines. The Audit Committee held five meetings during fiscal year 2013.

The members of the **Compensation Committee** are Messrs. Rohde (Chair), Ellison, Seip, and Wright. The functions of the Compensation Committee are described in the Compensation Committee charter and primarily include reviewing and approving the compensation of the executive officers of the Company and its subsidiaries and administering the Company's long term incentive compensation plans. Previously, our Compensation Committee made determinations with respect to the elements of compensation for our named executive officers, other than the CEO, for whom our Board took the Compensation Committee's recommendations into account in making compensation-related determinations. In November 2012, the Board adopted several amendments to the Compensation Committee's charter, including expanding the Compensation Committee's role with respect to the compensation of our CEO. As of November 2012, the Compensation Committee is responsible for making determinations with respect to all elements of compensation for our CEO. See the "Compensation Discussion and Analysis" beginning on page 21. The Compensation Committee has the sole discretion to retain or obtain the advice of any compensation consultant, legal counsel or other advisor to assist in the Compensation Committee's evaluation of executive compensation, including the sole authority to approve fees for any such advisor. The Compensation Committee is also responsible for assessing the independence of any such advisor. All of the members of the Compensation Committee are independent under NYSE listing standards and the Independence Standards. The Compensation Committee held eight meetings during fiscal year 2013.

The members of the **Governance and Nominating Committee** are Messrs. Seip (Chair), Brown, Gerard, and Lewis. The functions of the Governance and Nominating Committee are described in the Governance and Nominating Committee charter and include responsibility for corporate governance matters, the initiation of nominations for election as a director of the Company, the evaluation of the performance of the Board of Directors, and the determination of compensation of non-employee directors of the Company. All of the members of the Governance and Nominating Committee are independent under NYSE listing standards and the Independence Standards. The Governance and Nominating Committee held four meetings during fiscal year 2013.

The members of the **Finance Committee** are Messrs. Gerard (Chair) and Cobb, and Ms. Reich. The functions of the Finance Committee are described in the Finance Committee charter and include providing advice to management and the Board of Directors concerning the financial structure of the Company, the funding of the operations of the Company and its subsidiaries, the investment of Company funds, and reviewing and making recommendations to the Board regarding proposed acquisitions, dispositions, mergers, joint ventures, investments, and similar transactions. The Finance Committee held eight meetings during fiscal year 2013.

DIRECTOR COMPENSATION

The Board considers and determines non-employee director compensation each year, taking into account recommendations from the Governance and Nominating Committee. The Governance and Nominating Committee formulates its recommendation based on its review of director compensation practices at a specific group of peer companies, based on publicly disclosed information (more discussion of our process for determining our peer group of companies can be found beginning on page 40). The Governance and Nominating Committee may delegate its authority to such subcommittees as it deems appropriate in the best interests of the Company and our shareholders. Management, in consultation with the Company's independent compensation consultant, assists the Governance and Nominating Committee in its review by accumulating and summarizing market data pertaining to director compensation levels and practices at our peer group of companies, reviewing external survey sources, and conducting its own custom research. In fiscal year 2013, based on a review of our peer group of companies and consultation with management and the Company's independent compensation consultant, the Governance and Nominating Committee did not recommend any changes in the compensation of our non-employee directors. The following chart describes the compensation elements for our non-employee directors in effect at the end of fiscal year 2013, which, as of the Governance and Nominating Committee's most recent review, were below the market median relative to our peer group of companies:

Compensation Element	*Amount (annual except for meeting fees)*
Annual Cash Retainer[1]	$55,000
Annual Equity Retainer[2]	$125,000 in deferred stock units
Non-Executive Chairman of the Board Retainer[1]	$200,000 (payable $80,000 in cash and $120,000 in deferred stock units)
Chair Retainer – Audit Committee	$20,000
Chair Retainer – All Other Committees[3]	$15,000
Board Meeting Fee[4]	$2,000 per meeting
Committee Meeting Fee[5]	$1,500 per meeting

[1] Paid in quarterly installments.

[2] Equity grants are generally made immediately following election of directors at the annual meeting of shareholders.

[3] Due to his position as non-executive Chairman of the Board, Mr. Gerard has waived his eligibility for the Chair retainer related to his service as Chair of the Finance Committee.

[4] Subject to a maximum of ten Board meetings per year.

[5] Subject to a maximum of ten committee meetings per year per committee.

In fiscal year 2013, deferred stock units ("DSUs") were granted to non-employee directors pursuant to the 2008 Deferred Stock Unit Plan for Outside Directors (the "2008 DSU Plan"), which provides for the grant of DSUs to directors of the Company or its subsidiaries who are not employees of the Company or any of its subsidiaries. The 2008 DSU Plan was approved by the Governance and Nominating Committee and the Board of Directors on June 11, 2008, as well as the Company's shareholders on September 4, 2008. The 2008 DSU Plan was later amended as approved by the Company's shareholders on September 14, 2011. The 2008 DSU Plan specifies that the Board of Directors may make grants of DSUs to non-employee directors in its sole discretion. The maximum number of shares of common stock that may be paid out under the 2008 DSU Plan is 900,000 shares. The number of DSUs credited to a non-employee director's account pursuant to an award under the 2008 DSU Plan is determined by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading dates ending on the date the DSUs are granted to the non-employee director. The current market value generally is the closing sales price of a share of our common stock as reported on the NYSE.

DSU awards are fully vested on the grant date and are not subject to forfeiture. Vested DSUs are held in a deferred compensation account and become payable to each non-employee director, in shares of common stock, on the six-month anniversary date of termination of service as a director. However, if a non-employee director dies prior to the payment in full of all amounts due such non-employee director, the balance of the non-employee director's DSU account becomes payable to the non-employee director's beneficiary, in shares of common stock, within ninety days following the non-employee director's death.

On September 13, 2012, DSUs approximately equal in value to $125,000 were granted to each of the Company's non-employee directors for the one-year period beginning September 13, 2012. On September 13, 2012, additional DSUs approximately equal in value to $120,000 were granted to Mr. Gerard for serving as the non-executive Chairman of the Board for the one-year period beginning September 13, 2012.

Beginning in fiscal year 2014, any DSUs granted to non-employee directors will be granted pursuant to the 2013 Long Term Incentive Plan (the "2013 Plan"). The terms and conditions related to the grants of DSUs under the 2013 Plan are anticipated to be consistent with the terms and conditions of the DSUs granted under the 2008 DSU Plan.

The Company also provides to its non-employee directors free business travel insurance in connection with Company-related travel. In addition, the H&R Block Foundation will match gifts by non-employee directors to any qualified not-for-profit organization on a dollar-for-dollar basis up to an annual aggregate limit of $5,000 per director per calendar year.

The Board has adopted stock ownership guidelines regarding stock ownership by non-employee directors. The Board member ownership guidelines require non-employee directors to own shares of the Company's common stock or share equivalents held in the Company's benefit plans with an aggregate value exceeding five times the annual cash retainer paid to them.

DIRECTOR COMPENSATION TABLE

The following table sets forth total director compensation for non-employee directors for fiscal year 2013.

Current Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Paul J. Brown	$81,000	$127,164	-	$5,000	$213,164
Marvin R. Ellison	$78,500	$127,164	-	-	$205,664
Robert A. Gerard	$173,000	$249,241	-	$10,000	$432,241
David Baker Lewis	$104,500	$127,164	-	-	$231,664
Victoria J. Reich	$94,500	$127,164	-	$5,000	$226,664
Bruce C. Rohde	$109,500	$127,164	-	-	$236,664
Tom D. Seip	$108,000	$127,164	-	$5,000	$240,164
Christianna Wood	$82,500	$127,164	-	$5,000	$214,664
James F. Wright	$85,500	$127,164	-	$5,000	$217,664

[1] This column includes, as applicable, the annual cash retainer, meeting fees for each Board and committee meeting attended, and committee retainers earned or paid for services as a director during fiscal year 2013.

[2] The dollar amounts represent the grant date fair value under FASB Accounting Standards Codification Topic 718 "Stock Compensation" (formerly referred to as FAS 123(R)) ("FASB 718") for DSUs awarded during fiscal year 2013 to the non-employee director. These DSU awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until six months following the date the director ends his or her service on the Board (or within ninety days of death, if earlier). The grant date fair value of an award is computed in accordance with FASB 718 utilizing assumptions discussed in Item 8, Note 13 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2013, as filed with the SEC. As of April 30, 2013, the following DSUs were outstanding: Mr. Brown – 17,701; Mr. Cobb – 11,447; Mr. Ellison – 17,701; Mr. Gerard – 66,812; Mr. Lewis – 43,885; Ms. Reich – 17,701; Mr. Rohde – 29,475; Mr. Seip – 43,885; Ms. Wood – 39,646; and Mr. Wright – 17,701. Mr. Cobb's DSUs were awarded prior to fiscal year 2012, during the time that Mr. Cobb was a non-employee director of the Company.

[3] The DSU award value approved by the Board of Directors for fiscal year 2013 is converted into the number of DSUs by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading dates ending on the date the DSUs are granted to the non-employee director. The current market value generally is the closing sales price of a share of our common stock as reported on the NYSE. However, the grant date fair value of an award computed in accordance with FASB 718 does not utilize such an average. As such, the value approved by the Board of Directors for fiscal year 2013 differs from the value reported in this column.

[4] No stock options to purchase the Company's common stock were granted to individuals while serving as non-employee directors during fiscal year 2013. As of April 30, 2013, the following stock options were outstanding: Mr. Lewis – 24,000; and Mr. Seip – 40,000.

[5] This column represents the H&R Block Foundation matching amount on contributions to 501(c)(3) organizations on a calendar year basis. The amount includes matching contributions that occurred in the 2012 calendar year and in the 2013 calendar year (all of which were paid within fiscal year 2013); therefore, the amount reported in this column may exceed $5,000.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board of Directors operates under Corporate Governance Guidelines (the "Governance Guidelines") to assist the Board in exercising its responsibilities. The Governance Guidelines reflect the Board's commitment to monitoring the effectiveness of policy and decision-making both at the Board level and the management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines also ensure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. Pursuant to the Governance Guidelines, the Board evaluates its performance on an annual basis through an evaluation process administered by the Governance and Nominating Committee. The Governance Guidelines are not intended to be a static statement of the Company's policies, principles, and guidelines, but are subject to continual assessment and refinement as the Board may determine advisable or necessary in line with the best interests of the Company and our shareholders.

Retirement and Tenure Policy

The Company's Articles and Bylaws provide that no director may serve as a member of the Board for a period that extends beyond the twelfth annual meeting of shareholders following the annual meeting at which such director was first elected to the Board. One of the items that shareholders are being asked to approve this year is the elimination of the Company's tenure policy, for reasons explained more fully below under "Proposal 5 – Approval of a Management Proposal to Amend the Company's Amended and Restated Articles of Incorporation to Eliminate Director Term Limits," beginning on page 64.

Director Service on Other Boards

The Governance Guidelines provide that directors should not serve on more than three other boards of public companies in addition to the Company's Board. Furthermore, before serving on the board of another public company, directors are required to give prior notice to the Board. The Company's Chief Executive Officer is not permitted to serve on more than one other board of a public company in addition to the Company's Board and must obtain Board approval prior to serving on the board of any public company. Currently, all directors are in compliance with this guideline.

Mandatory Director Resignation Policies

The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on their election and represented in person or by proxy shall promptly tender his or her irrevocable resignation from the Board to the Company's Board, subject only to the condition that it is accepted by the Board, for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee will then make a recommendation to the Board as to whether to accept or reject the resignation. The Board will then act on the tendered resignation, taking into account the recommendation of the Governance and Nominating Committee, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within ninety days from the date of the certification of the election results. The Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation is not permitted to participate in the proceedings of the Governance and Nominating Committee or the decision of the Board with respect to his or her resignation. If the Board accepts a director's resignation, or if a non-incumbent nominee for director is not elected, then the Board may fill the vacant position or decrease the size of the Board in accordance with the Company's Bylaws.

In addition, the Governance Guidelines require that any director whose principal employment or major responsibilities materially change shall tender his or her resignation from the Board for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee will then make a recommendation to the Board as to whether to accept or reject the resignation. The Board will then act on the tendered resignation, taking into account the recommendation of the Governance and Nominating Committee.

To be eligible to be a nominee for election as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by these director resignation requirements.

Independent Chairman

The Company's Articles and the Governance Guidelines require that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. As Chairman, Mr. Gerard leads all meetings of the Board, including executive sessions of the non-employee directors held at each regular meeting of the Board.

Substantial Majority of Board is Independent

As further described in the Governance Guidelines, the Board believes that a substantial majority of the Board should consist of directors who are independent under NYSE listing standards. As described below, nine of the Board's ten current directors are independent directors within the meaning of the Independence Standards and NYSE listing standards. Mr. Cobb is not an independent director under the Independence Standards or NYSE listing standards due to his position as our President and Chief Executive Officer.

NYSE listing standards provide that a director does not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The listing standards permit the Board to adopt and disclose standards to assist the Board in making determinations of independence. Accordingly, the Board has adopted the Independence Standards to assist the Board in determining whether a director has a material relationship with the Company.

Evaluation of Director Independence

In June 2013, the Board conducted an evaluation of director independence regarding the current directors and nominees for director based on the Independence Standards and NYSE listing standards. In connection with this evaluation, the Board considered the responses provided by the directors in their annual director questionnaires and reviewed commercial, charitable, consulting, familial, and other relationships between each director or immediate family member and the Company, its subsidiaries, and their employees. As a result of its evaluation, the Board affirmatively determined that Messrs. Brown, Ellison, Gerard, Lewis, Rohde, Seip, and Wright, Ms. Reich, and Ms. Wood are independent, and that Mr. Cobb is not independent due to his position as our President and Chief Executive Officer.

Code of Ethics

All directors, officers, and employees of the Company must act ethically and in accordance with the policies set forth in the H&R Block Code of Business Ethics and Conduct (the "Code"). The Code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with domestic and foreign laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the Code. In support of the Code, we have established a number of channels for reporting potential ethics violations or similar concerns or for guidance on ethics matters, such as via email, telephone, or in-person communications. All individuals have the ability to report concerns or discuss ethics-related matters anonymously. The Audit Committee has also established procedures for the receipt, retention and treatment of reports received by us regarding accounting, internal accounting controls or audit matters, including reports made to the Corporate Secretary by phone at (816) 854-4288 or by email to corporatesecretary@hrblock.com. The Code is overseen by the Company's Chief Ethics Officer, who is appointed by the Audit Committee. To help ensure the Audit Committee's effective oversight of our ethics and compliance program, the Audit Committee regularly receives reports from the Chief Ethics Officer and reviews the Company's ethics and compliance program. The Company will post any amendments to or waivers of the Code (to the extent applicable to the Company's Chief Executive Officer, Chief Financial Officer, or Principal Accounting Officer) on our website.

The Code can be accessed on the Company's website at www.hrblock.com by clicking the "Investor Relations" link and then clicking the "Corporate Governance" link under the "Company" tab. The Code is also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

Succession Planning

The Board recognizes the importance of effective executive leadership to the Company's success. The Company's Board is actively engaged and involved in succession planning. The Board discusses the talent pipeline for specific critical roles, and high potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including economic environment, diversity, recruiting, and development programs.

BOARD LEADERSHIP STRUCTURE AND ACCOUNTABILITY

The Company's Articles and the Governance Guidelines require that the Chairman of the Board (i) be an independent director pursuant to NYSE listing standards, (ii) not simultaneously be Chief Executive Officer or President of the Company, and

(iii) not have previously served as an executive officer of the Company. As such, the Board is led by an independent Chairman, currently Mr. Gerard, who has also been designated as the Board's Senior Independent Director.

We believe that our current Board structure creates a positive balance in leadership and accountability, as the functions of Chief Executive Officer and Board Chairman are significantly different. In addition to balancing responsibilities, we believe that our current structure enhances the accountability of the Chief Executive Officer to the Board and strengthens the Board's independence from management. Separating the roles of Board Chairman and Chief Executive Officer also allows the Chief Executive Officer to focus his or her efforts on running our business and managing the Company in the best interests of our shareholders. At the same time, our non-executive Chairman handles the separate responsibilities of Board and committee scheduling, Board agendas, and other Board organizational tasks, as well as serving on occasion as spokesman for the Board.

COMMUNICATIONS WITH THE BOARD

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors, or an individual Board member concerning the Company may do so by writing to the Board, to the non-employee directors, or to the particular Board member, and mailing the correspondence to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105 or by emailing the correspondence to corporatesecretary@hrblock.com. Please indicate on the envelope whether the communication is from a shareholder or other interested party. All such communications will be forwarded to the director or directors to whom the communication is addressed. In addition, our non-executive Chairman and other Board members have made and may in the future make themselves available for consultation and direct communication with significant shareholders.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS OF SHAREHOLDERS

Although the Company has no specific policy regarding director attendance at the Company's annual meeting of shareholders, all directors are encouraged to attend. All of the Company's current directors attended last year's annual meeting.

BOARD'S ROLE IN RISK OVERSIGHT

Management is responsible for the Company's day-to-day enterprise risk management activities, and the Board has oversight responsibility for managing risk, directly and through its various Committees. In fulfilling this oversight role, the Board generally focuses on the adequacy of the Company's risk management and mitigation processes. The Board works with the Company's Chief Executive Officer, Chief Financial Officer, and Chief Accounting and Risk Officer to determine the Company's risk tolerance, and works to ensure that management identifies, evaluates, and properly manages the overall risk profile of the Company.

In addition to the discussion of risk at the Board of Directors level, the Board's standing committees also focus on risk exposure as part of their ongoing responsibilities:

- The Audit Committee is responsible for the oversight of policies and processes pertaining to the Company's enterprise risk management program. In addition, the Audit Committee specifically considers risks and controls relating to the Company's financial statements and financial reporting processes. The Company's Audit Services organization assists the Audit Committee and the Board in their oversight of enterprise risk management by ensuring that key risks are included in the audit plan, providing objective assurance to the Board on the effectiveness of risk management processes, and reviewing the management of key risks.

- The Compensation Committee is responsible for reviewing the Company's compensation policies and practices and the relationship among the Company's risk management policies and practices, corporate strategy, and compensation policies and practices. The Compensation Committee conducts an annual risk assessment related to the Company's compensation programs. For more information, see the discussion beginning on page 25 regarding the Company's compensation policies and practices.

- The Governance and Nominating Committee is responsible for reviewing the Company's corporate governance policies and practices and making recommendations to the Board that take into account the management of governance-related risk. In addition, the Governance and Nominating Committee's primary involvement in the director nomination and Board self-evaluation processes assists the Board in reviewing and mitigating risks related to the governance of our Board.

- The Finance Committee is responsible for reviewing and approving plans and strategies with respect to financing transactions, acquisitions and dispositions, and other transactions involving financial risks. The Finance Committee reviews the Company's earnings and free cash flow, its sources and uses of liquidity, compliance with financial covenants and applicable regulatory capital requirements, and uses of the Company's cash.

Each of the committee chairs regularly reports to the full Board concerning the activities of the applicable committee, the significant issues it has discussed, and the actions taken by that committee.

The Company has also established a management Risk Committee to support senior management in fulfilling its day-to-day enterprise risk management responsibilities and to support the Board in fulfilling its oversight responsibility for risk management. The Chief Accounting and Risk Officer oversees the activities of the Risk Committee, which is made up of key management-level employees. The Company's management Risk Committee assists the Board in its oversight of enterprise risk management by creating and facilitating a process to identify, prioritize, monitor, and report on risks and mitigation strategies, overseeing regular reporting of risks to the Board and its committees, identifying additional risk mitigation strategies as appropriate, and monitoring emerging risks.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for our named executive officers ("Named Executive Officers" or "NEOs"), whose compensation is set forth in the Summary Compensation Table and other compensation tables contained in this proxy statement. For our 2013 fiscal year, which ended April 30, 2013, our NEOs included the following individuals:

Officers	Title as of April 30, 2013
William C. Cobb	President and Chief Executive Officer
Gregory J. Macfarlane[1]	Chief Financial Officer
Jeffrey T. Brown[2]	Chief Accounting and Risk Officer
Thomas A. Gerke	Chief Legal Officer
Susan P. Ehrlich	President, Financial Services
Jason L. Houseworth[3]	President, U.S. Tax Services

(1)   Mr. Macfarlane was named Chief Financial Officer effective June 4, 2012.
(2)   Mr. Brown served as Senior Vice President and Chief Financial Officer until June 4, 2012 when he transitioned to the position of Chief Accounting and Risk Officer.
(3)   Mr. Houseworth was named President, Global Digital and Product Management effective May 15, 2013.

In addition, we provide an overview of our executive compensation philosophy and the elements of our executive compensation program. We also explain how and why our Compensation Committee arrives at specific compensation policies and practices involving our NEOs.

EXECUTIVE SUMMARY

Our executive compensation decisions are influenced by a variety of factors, with the primary goals being to align management's and shareholders' interests and to link pay with performance. We evaluate performance over both short term and multi-year periods based on: (i) the Company's financial, operational, and strategic performance, including results for certain key performance metrics and (ii) the Company's total return to shareholders over time, both on an absolute basis and relative to other companies, such as the companies in the S&P 500 index.

We view compensation practices as an avenue to communicate our goals and standards of conduct and a means to reward executives for their achievements. Our executive compensation program has evolved in recent years and we believe that it is reasonable, competitive and appropriately balances the goals of attracting, motivating, rewarding and retaining our executives, and thus promotes stability in our leadership. To ensure management's interests are aligned with those of shareholders and to motivate and reward individual initiative and effort, a substantial portion of our NEOs' compensation is at-risk and will vary above or below target levels commensurate with Company performance. We emphasize performance-based compensation that appropriately rewards executives for delivering financial, operational, and strategic results that meet or exceed pre-established goals through our short term incentive compensation program, as well as the performance share unit and market stock unit components of our long term incentive program. Additionally, we further align the interests of our executives with those of shareholders and the long term interests of the Company through stock ownership requirements and grants of restricted share units under our long term incentive program.

In May 2011, William C. Cobb became our President and Chief Executive Officer ("CEO"). In accepting the CEO position, Mr. Cobb made a long term commitment to the Company at a time when management stability was particularly important.

During the two years that Mr. Cobb has served as CEO, we believe his performance has greatly enhanced the Company's overall stability and strategic direction. The Board and Compensation Committee have taken steps designed to ensure that Mr. Cobb's compensation is heavily weighted in favor of equity-based components that strongly align his realized compensation with changes in shareholder value.

Superior performance by our executive officers and management team is essential to achieving our goal of increasing shareholder value. As such, a significant portion of our executives' compensation is at-risk and dependent upon the Company's financial, operational, and strategic performance, as well as increases in the Company's stock price. To maximize alignment with shareholders' interests, we tie a significant portion of NEO compensation to the Company's actual performance by delivering it in the form of long term, equity-based compensation. The charts below illustrate the mix of total direct compensation types for fiscal year 2013 for our CEO and, on average, for our other NEOs (exclusive of the incremental value attributed to Mr. Cobb that is associated with the Corrective Action described on page 36 and exclusive of one-time sign-on compensation for Mr. Macfarlane described on page 53).

2013 CEO Compensation Mix



Base Salary 14%
Short Term 18%
Long Term 68%

2013 Other NEO Compensation Mix



Base Salary 33%
Short Term 23%
Long Term 44%

For our CEO, the specific components of total direct compensation for fiscal year 2013 (exclusive of the incremental value attributed to Mr. Cobb that is associated with the Corrective Action described on page 36) are illustrated by the chart below on the left. This chart shows that 65% of his fiscal year 2013 compensation was at-risk, with performance-based equity comprising 70% of his long term incentive compensation and performance-based short term incentive compensation comprising 56% of his total cash compensation. The chart below on the right illustrates the specific components of our other NEOs' average total direct compensation for fiscal year 2013 (exclusive of one-time sign-on compensation for Mr. Macfarlane described on page 53). The chart shows that an average of 54% of our NEOs' fiscal year 2013 compensation was at risk, with performance-based equity comprising 70% of their long term incentive compensation and performance-based short term incentive compensation comprising 41% of their total cash compensation. The components depicted below are more fully described beginning on page 29.

2013 CEO Compensation Components



Restricted Share Units
Performance Share Units
Market Stock Units
Short Term Incentive
Base Salary
65% of Total Direct Compensation is Performance-Based and At-Risk
70% of LTI Compensation is Performance-Based and At-Risk
56% of Cash Compensation is Performance-Based and At-Risk

2013 Other NEO Compensation Components



Restricted Share Units
Performance Share Units
Market Stock Units
Short Term Incentive
Base Salary
54% of Total Direct Compensation is Performance-Based and At-Risk
70% of LTI Compensation is Performance-Based and At-Risk
41% of Cash Compensation is Performance-Based and At-Risk

+ + = Total Direct Compensation
+ = Cash Compensation
= LTI Compensation

The variance between our CEO's compensation and the compensation of other NEOs reflects the difference in responsibilities and overall accountability to shareholders. Our CEO's at-risk compensation is higher than the other NEOs because the CEO bears a higher level of responsibility for the Company's performance, as he is directly responsible for developing the strategy of the Company and for selecting, retaining, and managing the executive team.

Notably, more than 90% of the votes cast were in favor of our "say-on-pay" management proposal at our 2012 annual meeting of shareholders, which we believe evidences our shareholders' support of Mr. Cobb's and our other NEOs' compensation arrangements, as well as our general executive compensation practices. Notwithstanding this strong support, the Compensation Committee carefully reviewed all elements of the current executive compensation program to ensure that the overall design continues to support the Company's financial, operational, and strategic objectives. The Committee decided to retain the core design of our executive compensation program in fiscal year 2014, as it believes the current compensation program design continues to properly reward our executives for their performance, motivate them to work towards achieving our long term objectives, and strengthen the alignment of their interests with those of our shareholders. However, as discussed in detail below, our Compensation Committee has taken additional steps to further strengthen that alignment by increasing the focus on performance-based and at-risk compensation for fiscal year 2014. For example, for fiscal year 2014, we raised the performance share unit component of our long term incentive compensation program from 40% to 50%, and will continue to provide market stock units, a form of performance-based award we introduced last year, in an amount that equals 30% of the long term incentive award targets for our executives. Using this mix of types of performance-based equity results in 80% of our executives' long term incentive awards for fiscal year 2014 being performance-based, an increase from 70% in fiscal year 2013.

To further illustrate these concepts and practices, we have included charts and tables in this Compensation Discussion and Analysis to enhance our shareholders' understanding of the compensation of our NEOs. These tables and charts are meant to be in addition to, and not an alternative to, the charts and tables provided under the heading "Executive Compensation" beginning on page 47.

FISCAL YEAR 2013 RESULTS AND IMPACT ON COMPENSATION DECISIONS

In fiscal year 2013, we focused on balancing client acquisition with earnings growth, which is a key part of our strategy to promote long term growth in a very competitive business environment. With that goal in mind, we made a number of decisions to improve our overall profitability by optimizing our promotional offerings and distribution channels and reducing our cost structure. The 2013 U.S. tax season experienced unprecedented challenges, including significant tax legislation changes that occurred shortly before the traditional opening of the tax season, delays related to the opening of the Internal Revenue Service's ("IRS") e-file system, and increased fraud controls at the IRS affecting several tax filing forms, among other matters. Despite these unprecedented challenges, the Company delivered strong operating results in fiscal year 2013, including the following highlights:

- We served more than 25 million clients worldwide and increased net income from continuing operations by $119 million to $465 million.

- Based on our estimates of total returns filed with the IRS, we maintained our U.S. market share and gained market share in the key digital online category for the third consecutive year.

- Earnings before interest, taxes, depreciation, and amortization (EBITDA) increased 15% to $874 million, or 30% of revenues.

- Earnings per share from continuing operations increased 46% to $1.69.

- On the international front, we continued to see solid growth with revenue from these markets up 7% to $249 million.

In addition, our executive team, led by Mr. Cobb, accomplished several key strategic goals, driving strong results in fiscal year 2013. These actions are critical in our efforts to implement the Company's strategic plan and create lasting shareholder value. During fiscal year 2013:

- We increased our share price by 89%, significantly outperforming the Dow Jones and S&P 500 indices, which grew 12% and 14%, respectively.

- We successfully executed against our previously announced rationalization of the Company's cost structure, reducing total expenses by $118 million.

- We remained committed to returning capital to our shareholders by distributing $532 million to shareholders in the form of dividends and share repurchases.

Altogether, we were pleased that we grew net income from continuing operations and EBITDA, especially in light of the unprecedented challenges faced in fiscal year 2013 and the highly competitive business environment in which we operate. More broadly, we believe we are on pace with the long term strategy we have shared with our shareholders and are pleased with the strategic direction of the Company under Mr. Cobb's leadership. The Compensation Committee and Board took all of these factors into consideration when making decisions regarding the compensation of our NEOs for fiscal years 2013 and 2014.

Notwithstanding the positive performance of the Company in fiscal year 2013, the Compensation Committee took a conservative approach when making decisions regarding our NEOs' short term incentive payouts for fiscal year 2013 and adjustments to their base salaries and short term and long term incentive opportunities for fiscal year 2014. The Compensation Committee did not recommend any increases to Mr. Cobb's base salary or short term or long term incentive opportunities for fiscal year 2013 despite his strong performance as CEO in fiscal year 2013.

With respect to fiscal year 2013 compensation for our NEOs, the Compensation Committee determined that adjustments to base salaries should either be zero (for Messrs. Cobb, Brown, and Houseworth and Ms. Ehrlich) or be limited (for Messrs. Macfarlane and Gerke, who each received a moderate increase). The Compensation Committee determined that adjustments to compensation, if any, should be delivered primarily through increases to incentive compensation since such compensation is at-risk and tied directly to Company operating goals and changes in shareholder value. Additional discussion of these compensation decisions can be found beginning on page 29.

In an effort to design our executive compensation program to promote stability in the leadership of our Company, we have formed a program with substantial emphasis placed on long term compensation and retention, which ties the compensation of our executives to the long term increase in value of the Company and creates the necessary incentives to attract and retain top quality executive talent in the future. The Compensation Committee will continue to focus on performance factors when designing our executive compensation program in order to ensure that the relationship among Company performance, our shareholders' interests, and our executives' compensation remains strong.

A more detailed description of the Company's fiscal year 2013 performance can be found in our Annual Report on Form 10-K for the fiscal year ended April 30, 2013, as filed with the SEC.

EXECUTIVE COMPENSATION PRACTICES

The table below highlights our current compensation practices, including the practices we have implemented because we believe they drive performance and the practices we have not implemented because we do not believe they would serve our shareholders' long term interests.

Executive Compensation Practices We Have Implemented (What We Do)	Executive Compensation Practices We Have Not Implemented (What We Don't Do)
✓ We tie pay to performance by ensuring that a significant portion of compensation is performance-based and at-risk. We set clear financial goals for corporate and business unit performance and differentiate based on individual performance against pre-set objectives.	✗ We do not have employment contracts except for the agreement with our Chief Executive Officer that evidences his long term commitment to the Company.
✓ We review market data relative to our peer group of companies and general industry, and utilize tally sheets when making executive compensation decisions.	✗ We do not provide excise tax gross-ups, and we do not have a supplemental executive retirement plan that provides extra benefits to the NEOs.
✓ We mitigate undue risk by placing substantial emphasis on long term equity incentives, utilizing caps on potential payments, clawback provisions, reasonable retention strategies, performance targets, and appropriate Board and management processes to identify and manage risk, as well as prohibiting hedging, pledging and engaging in transactions involving derivative products related to our stock.	✗ We do not maintain compensation programs that we believe create risks reasonably likely to have a material adverse effect on the Company.
✓ We have modest post-employment and change in control provisions that apply to all executive officers.	✗ We do not have individual change in control agreements, except for certain provisions in Mr. Cobb's employment agreement.
✓ We generally prohibit accelerated vesting of equity awards after a change in control for executives who voluntarily separate from the Company (i.e., we generally require a "double-trigger").	✗ We do not pay dividends on unearned performance-based equity awards.
✓ We provide only minimal perquisites that we believe have a sound benefit to the Company's business.	✗ We do not provide significant additional benefits to executive officers that differ from those provided to all other employees.
✓ We have adopted stock ownership guidelines that we believe align management and shareholder interests.	✗ We expressly prohibit hedging, pledging and the use of margin accounts related to our stock.
✓ We impose minimum vesting periods for all executives' equity awards.	✗ We expressly prohibit the repricing of stock options and stock appreciation rights. We do not allow cash buyouts for underwater stock options or stock appreciation rights.
✓ Our Compensation Committee benefits from the use of an external, independent compensation consulting firm that it retains.	✗ The Compensation Committee does not allow its compensation consulting firm to provide any other services to the Company.

Results of 2012 Advisory Vote to Approve Named Executive Officer Compensation

The Company and the Board continually evaluate our compensation policies and practices to ensure they are meeting our objectives and are consistent with corporate governance best practices. As part of that process, the Compensation Committee and the Board consider the results of our shareholder advisory vote on executive compensation (commonly known as a "say-on-pay" vote). At our 2012 annual meeting of shareholders held on September 13, 2012, our shareholders approved our fiscal year 2012 compensation awarded to our NEOs with approximately 90.4% of the votes cast in favor of the proposal. We believe that the outcome of our say-on-pay vote signals our shareholders' support of our compensation approach, including the design and amount of Mr. Cobb's compensation and our efforts to attract, motivate, reward, and retain our NEOs. We value the opinions of our shareholders and consider the outcome of say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our NEOs.

Consistent with our shareholders' support, the Compensation Committee decided to retain the core design of our executive compensation program in fiscal year 2014, as it believes the current compensation program design continues to properly reward our executives for their performance, motivate them to work towards achieving our long term objectives, and strengthen the alignment of their interests with the interests of our shareholders. However, the Company's management and Compensation Committee, with the input of the Board and the Committee's independent compensation consultant, reviewed our executive compensation programs and made certain revisions to further align our practices with market competitiveness and long term Company performance. For example, the Compensation Committee increased the focus on performance-based and at-risk compensation by adjusting the equity mix for fiscal year 2014 to increase the cumulative weighting of performance-based equity vehicles such as performance share units and market stock units. The Compensation Committee will continue to routinely evaluate and, as appropriate taking into account the views of our shareholders, enhance our compensation program.

ELEMENTS OF COMPENSATION SUMMARY

The pay packages for our executive officers, including our NEOs, contain a mix of elements based on an individual's responsibilities and performance, as well as the Company's performance against specific pre-established annual financial, operational, and strategic performance goals.

For awards that are based on the Company's performance, our specific decisions regarding the setting of performance goals focus on certain metrics that are tied directly to our business plan and strategic priorities and that we believe are the most critical value drivers of the business, such as revenue, earnings, EBITDA (earnings before interest, taxes, depreciation, and amortization), EBIT (earnings before interest and taxes), and client growth and retention. Actual performance goals vary from year to year based on the business environment and the Compensation Committee's determination of goals that it believes are important for a particular year.

Unlike target incentive compensation levels, which are set by the Compensation Committee near the beginning of each fiscal year, actual incentive compensation is a function of the Company's financial, operational, strategic, and stock price performance, as reflected through short term incentive payouts, payouts of long term incentive performance share units and market stock units, and the value of all other long term incentive awards. A substantial portion of our executives' actual compensation is intended to be at-risk and vary above or below target levels commensurate with Company performance.

The chart below summarizes the elements and objectives of our fiscal year 2013 compensation program for our executive officers, including our NEOs.

Component	Purpose	Characteristics	Discussion
Base Salary	Compensates for level of responsibility, experience, and sustained individual performance.	Fixed cash component based on role, experience, performance, and market data. Reviewed annually and adjusted when appropriate.	page 29
Short Term Incentive ("STI")	Motivates achievement of pre-established annual financial, operational, and strategic performance objectives.	A variable cash component designed to tie directly to our business plan and provide competitive total cash opportunities that are subject to achievement of specific performance objectives.	page 30
Long Term Incentive ("LTI")	Motivates achievement of multi-year performance objectives that enhance shareholder value.	Equity-based compensation designed to support multiple objectives. For fiscal year 2013, the award was delivered through a combination of performance share units, market stock units, and restricted share units.	page 33
Retirement, Health and Welfare Benefits	Offers market-competitive health insurance options and income replacement upon retirement, death, or disability, thus supporting our attraction and retention objectives.	Benefits for executives are generally the same as those available to all employees, including a 401(k) plan with matching Company contributions capped based on applicable Internal Revenue Code limits.	page 40
Perquisites	Provides benefits that promote health and work-life balance, thereby supporting our attraction and retention objectives.	Perquisites are an immaterial component of our executive compensation program and are below the market median for our Peer Group.	page 40
Deferred Compensation Plan	Allows executives to defer compensation in a tax-efficient manner, thereby supporting our attraction and retention objectives.	Executives can elect to defer base salary and STI compensation. Through December 31, 2012, the Company provided restoration benefits in the form of limited matching contributions.	page 51
Executive Severance Plan	Encourages executives to act in the best interests of our shareholders, while supporting attraction and retention objectives and ensuring the orderly succession of talent.	Benefits are contingent in nature and therefore are payable only if a participant's employment is terminated without cause or after a change in control (known as a "double-trigger"). Double-trigger applies to both cash severance and equity vesting.	page 53

RELATIONSHIP BETWEEN COMPANY PERFORMANCE AND EXECUTIVE COMPENSATION

A primary goal of our executive compensation program is to directly link a significant portion of executive pay to Company performance, and in recent years we have taken significant steps towards achieving that goal. The chart below provides a summary of the enhancements we have made to our compensation practices in recent years in order to more closely align executive pay with Company performance:

Fiscal Year	Revised Compensation Practices
2012	▪ Continued to impose a "double-trigger" on accelerations of equity awards that result from termination following a "change in control" of the Company ▪ Shifted the equity mix for executive long term incentive compensation grants to reduce the emphasis on stock options and increase the focus on other performance-based equity awards that tie compensation to specific operational metrics and total shareholder return versus the market. ▪ Introduced a new performance share plan in which the number of shares earned upon vesting, if any, depends on performance against specified goals with "cliff" vesting of earned shares at the end of the three-year period. ▪ Adopted a stated intent to prohibit golden parachute excise tax gross-ups for all Company executives.
2013	▪ Continued to shift the equity mix for executive long term incentive compensation to increase the focus on performance-based awards and total shareholder return on an absolute basis and relative to other companies by increasing the weighting of performance share units for which the number of shares earned upon vesting, if any, will depend on performance against specified goals measured over a full three-year period. ▪ Increased the pay-for-performance relationship in our overall compensation program by choosing to not use stock options as part of our annual long term incentive program and approving the use of market stock units as a new form of long term, performance-based equity compensation. ▪ Modified our stock ownership guidelines to require that our CEO hold shares or share equivalents held in the Company's benefit plans with a value equal to six times his or her base salary. ▪ Adopted amendments to the Company's 2003 Long-Term Executive Compensation Plan and adopted the 2013 Plan, as approved by shareholders, each of which prohibit repricing of stock options and stock appreciation rights, prohibit cash buyouts of underwater stock options and stock appreciation rights, and impose minimum vesting periods for executive equity awards.
2014	▪ Continued to increase the focus on performance-based and at-risk awards and total shareholder return versus the market by increasing the weighting of performance share units in our fiscal year 2014 executive long term incentive compensation equity mix, as further described on page 38. ▪ Amended the Insider Trading Policy to prohibit directors and executives from holding Company stock in a margin account or pledging Company stock as collateral for a loan. We believe this prohibition more effectively aligns each director's and executive's interests with those of our shareholders.

EXECUTIVE COMPENSATION BENCHMARKS AND TARGETS

The Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("Cook"), an independent external compensation consultant, to benchmark the Company's executive compensation relative to its peer companies. Cook assists the Compensation Committee in defining the appropriate market of the Company's peer companies for executive compensation practices and in benchmarking our executive compensation program against that market each year. We benchmark our executive compensation practices relative to publicly disclosed information for a specific group of peer companies, which for fiscal year 2013 is set forth on page 41 under the heading "Peer Group" (the "Peer Group"). We also review compensation data from multiple survey sources, reflective of general industry pay levels for companies of relevant size based on market capitalization and total revenue for each of the NEOs. For fiscal year 2013, these survey sources were the Aon Hewitt TCM Executive Survey and the Towers Watson CDB Executive Survey. The Compensation Committee reviews summary survey and peer group data to confirm that the market references we use are appropriate for our business and the industries in which we compete for executive talent.

Our philosophy is to target total direct compensation (which consists of base pay plus targeted annual STI compensation plus targeted LTI grant values) for our NEOs near the median market rate, on average, taking into account the Company's size relative to our Peer Group. Under this approach, target total direct compensation for specific executives may be above or below market median due to multiple factors, including experience, role, individual performance, and readiness for promotion or growth potential. The Compensation Committee generally sets performance objectives under the STI and LTI plans so that targeted total direct compensation levels can be achieved only when targeted business performance objectives are met. Consequently, actual pay realized by executives will vary above or below the targeted level based on the degree to which specific performance objectives are attained.

For a more detailed explanation of our methodology for calculating compensation packages for our executives, see the "Compensation Methodology and Calculation" section on page 40.

ELEMENTS OF EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program consists of the following elements: base salary, short term incentives, long term incentives, benefits, and a minimal amount of perquisites. Each of our compensation elements fulfills one or more of our objectives of attracting, motivating, rewarding, and retaining a high-performing executive team.

Our Compensation Committee annually reviews all components of compensation for our CEO and other executive officers. This review encompasses all forms of compensation, including base salary, short term incentives, long term incentives, health and welfare benefits, perquisites, and benefits under retirement and nonqualified deferred compensation plans. As a part of this process, the Compensation Committee also reviews tally sheets of potential executive termination costs for each of our executive officers, including potential payments upon any "change in control." Our Compensation Committee evaluates these elements and has authority to approve certain matters and make recommendations to the Board regarding matters requiring Board approval (such as certain actions related to severance or change in control provisions).

Previously, our Compensation Committee made determinations with respect to the elements of compensation for our NEOs, other than the CEO, for whom our Board took the Compensation Committee's recommendations into account in making compensation-related determinations. In November 2012, the Board adopted several amendments to the Compensation Committee's charter, including expanding the Compensation Committee's role with respect to the compensation of our CEO. As of November 2012, the Compensation Committee is responsible for making determinations with respect to all elements of compensation for our CEO.

Base Salary

We establish base salaries at levels designed to enable us to attract and retain talented executives and to reward those executives for consistent high performance over a sustained time period. We determine executive base salaries based on the executive's role, experience, and individual performance, as well as market data for similar positions among comparable companies within our industry and among our Peer Group. Annual merit increases for NEOs, other than the CEO, are based on evaluation of their performance by the CEO and the Compensation Committee, as well as the Company's performance and outlook for the upcoming fiscal year. Annual merit increases are not automatic or guaranteed; any adjustments take into account the executive's role, experience, and individual performance, as well as market data for similar positions among comparable companies within our industry and among our Peer Group.

For fiscal year 2013, base salaries for our NEOs were as follows:

Officers	Salary as of April 30, 2013 ($)	% Increase from Fiscal Year 2012
William C. Cobb	$950,000	0%
Gregory J. Macfarlane	$550,000	n/a
Jeffrey T. Brown	$387,000	0%
Thomas A. Gerke	$480,000	3.2%
Susan P. Ehrlich	$400,000	3.9%
Jason L. Houseworth	$360,000	10.8%

The salary increase for Mr. Gerke reflected a general market increase and recognition for his performance in fiscal year 2012. The salary increase for Ms. Ehrlich occurred in November 2012 and reflected adjustments to bring her base pay closer to the market median for similar executive positions within our Peer Group and the general market environment. Mr. Houseworth's salary increase, which occurred near the beginning of fiscal year 2013, reflected his transition at that time into the role of President, U.S. Tax Services and recognition of his performance in fiscal year 2012.

In June 2013, the Compensation Committee approved the following fiscal year 2014 base salaries for our NEOs who are currently serving as executive officers, effective July 1, 2013:

Officers	Fiscal Year 2014 Salary ($)	% Increase from Fiscal Year 2013
William C. Cobb	$950,000	0%
Gregory J. Macfarlane	$580,000	5.5%
Jeffrey T. Brown	$387,000	0%
Thomas A. Gerke	$500,000	4.2%
Susan P. Ehrlich	$400,000	0%
Jason L. Houseworth	$360,000	0%

The salary increases for Messrs. Macfarlane and Gerke reflect recognition of their individual performance in fiscal year 2013 and their overall contributions to the strategic direction of the Company.

Short Term Incentive Compensation

STI compensation is performance-based and at-risk compensation intended to motivate and reward executives for the attainment of goals that are measured over annual time horizons. Our executive STI compensation program under the H&R Block Executive Performance Plan ("Executive Performance Plan") approved by our shareholders is designed to compensate executives primarily for achieving pre-established annual financial, operational, or strategic performance objectives that are tied to our fiscal year business plan. STI compensation for our executive officers is determined under a two–step approach, which we have previously referred to as a "plan within a plan." The two-step approach is designed so that STI awards under the Executive Performance Plan will be fully deductible as "performance-based compensation" under Internal Revenue Code ("IRC") Section 162(m).

Under Step One of the methodology, the Compensation Committee approves a specific STI "initial funding performance target," or threshold level of performance within ninety days after the beginning of the fiscal year. In setting the initial funding performance target, the Compensation Committee uses one or more of the specific performance criteria identified in the Executive Performance Plan. Under Step Two of the methodology, the CEO, in consultation with other senior executives, proposes separate performance objectives that are then reviewed by the Compensation Committee in consultation with its independent compensation consultant. These separate performance objectives are generally based on our fiscal year business plan, and are tied to one or more of the specific performance criteria identified in the Executive Performance Plan. After the Compensation

Committee makes any changes to these performance objectives that it considers appropriate, the Compensation Committee approves the objectives for use with respect to our executive officers.

Following the end of the fiscal year, the Compensation Committee reviews the Company's performance measured against the initial funding performance target set in Step One and the separate performance objectives set in Step Two. Failure to achieve the initial funding performance target for the applicable objective set in Step One would result in no payouts under the STI plan. Achievement of the initial funding performance target set in Step One results in potential funding of the STI payments for the applicable executive officers at the maximum payout level. If the initial funding performance target in Step One has been achieved, the Compensation Committee is permitted to exercise its discretion to reduce, but not increase, the potential funding amount to the actual amounts to be paid to each executive, if any, based primarily on performance against the separate performance objectives applicable to each executive officer in Step Two. The Compensation Committee uses this "negative discretion" to reduce the actual payout, as it deems appropriate, based on the Company's performance relative to these pre-determined performance objectives and on the Compensation Committee's more subjective evaluation of financial, operational, strategic, and individual performance.

The setting of the separate performance objectives in Step Two is completed prior to the start of tax season. This timing is appropriate due to the seasonal nature of the tax business, which delivers the majority of the Company's revenues in the last four months of the Company's fiscal year, which is the period from January through April of each year. Given this seasonality, the optimal planning cycle for the Company is generally in the summer and early fall. This methodology allows us to set STI Step Two performance objectives after the planning cycle but before the start of the subsequent tax season.

Maximum and threshold performance objectives are set above and below the target objectives to establish an appropriate relationship between actual Company performance and the executives' STI compensation. Because they are subject to the Company's attainment of performance objectives, STI target opportunities for our NEOs are intended to place a significant portion of our NEOs' annual cash compensation at-risk, thereby aligning their compensation with shareholders' interests. These target opportunities are also intended to provide competitive total cash compensation opportunities within our pay positioning context discussed above. Performance criteria and objectives are subject to adjustment as is necessary to prevent reduction or enlargement of an award based on various events occurring during the course of the applicable performance period that distort the criteria applicable to any performance objective. Such events generally include the following:

- Any recapitalization, reorganization, merger, acquisition, divestiture, consolidation, spin-off, combination, partnerships, liquidation, dissolution, sale of assets, or other similar corporate transaction or event;

- Any changes in applicable tax laws or accounting principles; or

- Any unusual, extraordinary or nonrecurring events.

Ultimate STI payouts can range from 0% to 200% of each current NEO's target STI opportunity, subject to certain limitations contained in the Executive Performance Plan.

The variance between our CEO's STI target opportunity and other NEOs' opportunities reflects the difference in responsibilities and overall accountability to shareholders. Also, to ensure alignment with shareholders' interests, a larger portion of our CEO's annual cash opportunity is at-risk. Mr. Cobb's target STI opportunity equals 125% of his salary and was set under the terms of his employment agreement, as amended, which the Compensation Committee deemed to be market competitive and necessary to attract an executive of Mr. Cobb's caliber. Mr. Cobb's maximum STI payment is equal to 175% of his target opportunity, subject to certain limitations contained in the Executive Performance Plan. The terms of Mr. Cobb's employment agreement are set forth below under the heading "William C. Cobb Agreements – Employment Agreement" beginning on page 52.

Actions Pertaining to Fiscal Year 2013 STI Compensation

In June 2012, the Compensation Committee approved the use of net earnings from continuing operations in the amount of $276.8 million as the initial funding performance target for fiscal year 2013 STI compensation for our executive officers. In November 2012, the Compensation Committee and Board approved the separate fiscal year 2013 STI performance criteria and objectives applicable to our NEOs. These separate fiscal year 2013 STI performance criteria and objectives, shown below, place significant weight on the achievement of financial and operating performance goals. These criteria and objectives are disclosed in the limited context of our executive compensation program, and should not be deemed to apply to other contexts.

Criteria	Threshold	Target	Maximum	Weight
Net Revenue from Continuing Operations[1]	$2,859.0	$2,947.3	$3,035.6	40%
EBITDA from Continuing Operations[2]	$795.0	$855.0	$915.0	30%
Pre-Tax Earnings from Continuing Operations[3]	$608.3	$668.4	$728.5	20%
H&R Block Clients[4]	25,222	26,270	27,318	10%

[1] Net Revenue from Continuing Operations includes consolidated net revenue for fiscal year 2013 attributable to continuing operations (in millions).

[2] EBITDA from Continuing Operations includes consolidated net earnings for fiscal year 2013 before the deduction of interest, taxes, depreciation and amortization attributable to continuing operations (in millions).

[3] Pre-Tax Earnings from Continuing Operations includes consolidated net earnings for fiscal year 2013 attributable to continuing operations before the deduction of income taxes (in millions).

[4] H&R Block Clients includes all paid and free retail, digital, and international clients served during fiscal year 2013 (in thousands).

These criteria were selected because the Compensation Committee determined that they represented key business drivers of shareholder value for fiscal year 2013. The targets were based on our fiscal year 2013 operating plan, which was reviewed and approved by the Board. The performance targets were set to reward strong management performance in light of the Company's strategic objectives and the industry and economic conditions and trends at the time the targets were set. The mix of criteria is intended to balance top line metrics (H&R Block Clients and Net Revenue from Continuing Operations) with bottom line metrics (EBITDA from Continuing Operations and Pre-Tax Earnings from Continuing Operations). The Compensation Committee believes such a balance drives the appropriate amount of focus on propelling growth (through revenue and the number of clients) without detracting from the ultimate performance of the Company as a whole.

Targeted vs. Actual STI Awards

The following formula was used to calculate the payout awarded for fiscal year 2013 STI compensation for our executive officers:

Base Salary X **Target Percentage of Base Salary** X **Performance Percentage (0 to 200%)** = **STI Payout**

For fiscal year 2013, our NEOs received STI compensation of 110.7% of their targeted payout amounts. In determining the level of achievement of the performance goals, the calculations of the results for the performance criteria were adjusted pursuant to the types of adjustments that the Compensation Committee approved at the time it set the 2013 STI performance goals and objectives. While the Company's actual results for two of the performance criteria, Net Revenue from Continuing Operations and H&R Block Clients, did not meet the target performance goals, the actual results for Pre-Tax Earnings from Continuing Operations and EBITDA from Continuing Operations exceeded the target performance goals. Consistent with the Company's long term strategy to balance client acquisition with earnings growth, we made a number of decisions in fiscal year 2013 to improve our bottom line by optimizing our promotional offerings and distribution channels and reducing our cost structure. These decisions resulted in improved profitability, although some of these decisions negatively impacted total client volume, thereby negatively impacting our results for two of the performance criteria, Net Revenue from Continuing Operations, and H&R Block Clients. As described above under "Fiscal Year 2013 Results and Impact on Compensation

Decisions," we maintained our overall share of the U.S. market and gained share for the third consecutive year in the digital online category. The table below shows the target-level opportunities and actual awards under our fiscal year 2013 STI program for our NEOs:

Officers	Target Opportunity (as a % of Base Salary)	Target Opportunity ($)	Actual Award ($)
William C. Cobb	125%	$1,187,500	$1,314,563
Gregory J. Macfarlane	80%	$440,000	$487,080
Jeffrey T. Brown	50%	$193,500	$214,205
Thomas A. Gerke	70%	$336,000	$371,952
Susan P. Ehrlich	70%	$280,000	$309,960
Jason L. Houseworth	70%	$252,000	$278,964

Actions Pertaining to Fiscal Year 2014 STI Compensation

In June 2013, the Compensation Committee approved fiscal year 2014 target STI opportunities for our senior executives, including current NEOs as follows:

Officers	Target Opportunity (as a % of Base Salary)	Target Opportunity ($)
William C. Cobb	125%	$1,187,500
Gregory J. Macfarlane	80%	$464,000
Jeffrey T. Brown	50%	$193,500
Thomas A. Gerke	75%	$375,000
Susan P. Ehrlich	70%	$280,000
Jason L. Houseworth	70%	$252,000

Mr. Cobb's fiscal year 2014 target opportunity of 125% of his base salary was set under the terms of his employment agreement. The increase in Mr. Gerke's target opportunity from 70% to 75% for fiscal year 2014 reflects recognition for his individual performance in fiscal year 2013 and his overall contributions to the strategic direction of the Company.

For fiscal year 2014, the Board again utilized the two-step approach described above for determining the design of STI compensation applicable to our executive officers. In June 2013, the Compensation Committee approved a specified level of the Company's earnings before interest and taxes, or EBIT, from continuing operations as the specific STI "initial funding performance target," or threshold level of performance. The two-step approach is designed so that payments under the STI plan will be fully deductible by the Company as "performance-based compensation" under IRC Section 162(m). The setting of the separate performance objectives applicable to our executive officers for fiscal year 2014, as well as the permitted types of adjustments, will be completed prior to the start of the 2014 tax season.

Long Term Incentive Compensation

We believe that a significant portion of each NEO's compensation should depend on the amount of long term value we create for our shareholders. Our LTI compensation is equity-based and is designed to support multiple objectives, including (i) aligning management's interests with those of our shareholders, (ii) tying compensation to the attainment of long term operating goals and strategic objectives, thereby mitigating incentives for management to pursue short term objectives at the expense of long term priorities, (iii) ensuring that realized compensation reflects changes in shareholder value over the long term, and (iv) attracting, motivating, rewarding, and retaining highly skilled executives.

Historically, we have awarded equity-based compensation on an annual basis as of the later of June 30th or the third trading day following our announcement of earnings for the most recently completed fiscal year in order to align awards with our performance and business goals. From time to time we award equity-based compensation as part of an employment offer or promotion or, in certain limited instances, as a special award. The amount of equity-based compensation awarded in these circumstances is based on the executive's scope of responsibility, long term potential, or individual or Company performance. The award amount is also guided by market data for positions of similar scope and responsibility.

Actions Pertaining to Fiscal Year 2013 LTI Compensation

For fiscal year 2013, our NEOs received a mix of equity-based incentive awards consisting of approximately 40% of value in performance share units, 30% of value in market stock units and 30% of value in time-based restricted share units. We weighted the mix of equity-based compensation so that our NEOs received a greater portion of LTI compensation in performance-based equity vehicles, such as performance share units and market stock units, as compared to time-based equity vehicles, such as restricted share units. As a result, a substantial portion of our NEOs' equity-based compensation is at-risk and aligned with shareholders' interests. The portion delivered in time-based restricted share units was intended to serve as an ongoing retention tool and a continuing link to shareholder value, given that the value of the restricted share units increases only to the extent that the Company's stock price increases.

LTI compensation awards in fiscal year 2013 prior to January 1, 2013 were awarded pursuant to our 2003 Long-Term Executive Compensation Plan (the "2003 Plan"), and awards after January 1, 2013 were awarded pursuant to our 2013 Plan, which was approved by our shareholders in September 2012. The forms of LTI compensation awarded as part of the fiscal year 2013 annual LTI compensation grant were as follows:

Performance Share Units

For fiscal year 2013, our executive officers, including our NEOs, received 40% of their annual LTI compensation in the form of performance share units. We believe the performance share units appropriately reflect our compensation philosophy by establishing a clear connection between the compensation of our NEOs and the achievement of performance goals that are important for long term value creation.

A participating executive has the opportunity to earn a performance share unit payout, ranging from 0% to 200% of his or her target award, based upon the Company's performance against a pre-established performance metric. This payout is then modified based on the Company's total shareholder return ("TSR") over the performance period relative to the S&P 500. The TSR modifier increases or decreases the payout by up to 25% of the initial payout amount (for a modifier ranging from 75% to 125% as shown in the chart to the right). As a result of the TSR modifier, a participating executive may receive a maximum award of up to 250% of such executive's target. This maximum payout can only be achieved if the award's maximum performance goals are met and the Company's TSR over the entire three-year performance period equals or exceeds the 80th percentile relative to other S&P 500 companies. The following formula is used to calculate the performance share unit payout:

H&R Block Percentile Rank Among S&P 500	TSR Modifier*
Upper Quintile (80th percentile and above)	125.0%
4th Quintile (60th to 79th percentile)	112.5%
3rd Quintile (40th to 59th percentile)	100.0%
2nd Quintile (20th to 39th percentile)	87.5%
Lower Quintile (below 20th percentile)	75.0%

* *Interpolation will be used for performance between steps*



Target PSU Grant X Performance Percentage (0 to 200%) X TSR Modifier (75% to 125%) = Number of PSUs Earned

The Compensation Committee established the Company's pre-tax earnings from continuing operations as the performance metric for the three-year performance period beginning in fiscal year 2013. There are no dividends paid on outstanding performance share units during the vesting period. Upon vesting of the performance share units, in addition to receiving the number of shares of common stock determined according to the payout calculation, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vest. Performance share units do not carry voting rights.

Market Stock Units

For fiscal year 2013, our executive officers, including our NEOs, received 30% of their annual LTI compensation in the form of market stock units. If certain performance thresholds are met, a participating executive has the opportunity to earn a payout between 50% and 200% of his or her target number of market stock units based on the difference between the average of the Company's stock price for the thirty days prior to the grant date ("Grant Date Price") and the average of the Company's stock price for the thirty days prior to the vesting date for the awards, which is the end of the three-year performance period applicable to the awards, or April 30, 2015 ("Vesting Date Price"). Performance is measured over a three-year performance period beginning on May 1, 2012 and ending on April 30, 2015, with the performance metrics established within ninety days of the beginning of the performance period and the cumulative results for the three-year period determining whether any shares of common stock are payable upon vesting of the market stock units following the end of the three-year period.

The vesting of market stock units is subject to two thresholds, both of which must be satisfied for any payout to occur. First, the Vesting Date Price must be greater than or equal to 50% of the Grant Date Price. Second, the Company's average return on equity (as defined in the award agreement) during the three-year performance period must be greater than or equal to 20%. Failure to attain either of these thresholds would result in forfeiture of the entire market stock unit award. The total number of shares of the Company's common stock that will be paid to participating executives following vesting of the market stock units, if any, is equal to the number of market stock units granted on the grant date multiplied by the ratio of the Vesting Date Price to the Grant Date Price. The following formula is used to calculate the market stock unit payout:

Target MSU Grant X Ratio of Vesting Date Price to Grant Date Price = Number of MSUs Earned

There are no dividends paid on outstanding market stock units during the vesting period. Upon vesting of the market stock units, in addition to receiving the number of shares of common stock determined according to the payout calculation, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vest. Market stock units do not carry voting rights.

Restricted Share Units

For fiscal year 2013, our executive officers, including our NEOs, received 30% of their annual LTI compensation in the form of restricted share units. There are no dividends paid on outstanding restricted share units during the vesting period. Upon vesting of the restricted share units, the executive will receive shares of our common stock equal to the number of restricted share units that vest. Restricted share units do not carry voting rights.

Our Compensation Committee approved a new form of award agreement for restricted share units in March 2013; however none of our executives received awards under the new form of award agreement in fiscal year 2013. The Compensation Committee further revised the form of award agreement in June 2013. The terms of the fiscal year 2014 restricted share units are described on page 39.

Stock Options

Stock option exercise prices are set at the closing price of the Company's common stock on the date of grant and the options generally expire after ten years. We have not repriced previously granted options and both the 2003 Plan and the 2013 Plan expressly prohibit repricing of stock options and stock appreciation rights.

Prior to fiscal year 2012, we historically granted stock options as a component of the equity mix for the annual LTI compensation of our executives. In fiscal year 2013, we did not grant stock options as part of the annual LTI compensation program. However, we did grant stock options to certain executives in specific circumstances outside the annual LTI compensation program, including to Mr. Cobb in connection with the Corrective Action (as defined below) and to Mr. Macfarlane in connection with his hiring.

Fiscal Year 2013 LTI Vesting Provisions

Performance share units and market stock units generally vest, if at all, at the end of the three-year performance period applicable to the awards, or April 30, 2015. An executive generally will forfeit his or her award upon voluntary termination of employment or termination for cause prior to vesting, but will receive a pro-rata portion of his or her award in the event of the executive's death, disability, retirement, or involuntary termination without cause more than one year following the grant date but prior to vesting, and will receive full vesting at target in the event of certain forms of termination following a change in control.

Restricted share units and options generally vest in one-third annual increments beginning on the first anniversary of the grant date. An executive generally will forfeit his or her award upon voluntary termination of employment or termination for cause prior to vesting, but will receive full vesting of his or her award in the event of the executive's retirement more than one year following the grant date but prior to vesting, and will receive full vesting in the event of certain forms of termination following a change in control.

Other Fiscal Year 2013 LTI Compensation

In January 2013, the Committee took corrective action ("Corrective Action") to address an inadvertent error that occurred in June 2011 when the Committee granted Mr. Cobb an option to purchase a number of shares that, when combined with other prior grants to Mr. Cobb made in 2011, exceeded the annual individual award limit set forth in the 2003 Plan. As part of the Corrective Action, the Company and Mr. Cobb agreed that the June 2011 stock option award ("June 2011 Option Award") has no force or effect and is deemed ineffective under the terms of the 2003 Plan. In lieu of the June 2011 Option Award, the Committee granted Mr. Cobb a new stock option award and a new restricted share unit award under the 2013 Plan, as described in the Company's Current Report on Form 8-K filed with the SEC on January 4, 2013 and in the Summary Compensation Table and Grants of Plan-Based Awards Table on pages 47 and 49, respectively. The aggregate number of shares of common stock covered by these new awards equals the number of shares subject to the June 2011 Option Award. Additionally, these new awards have the same expiration dates and vesting periods as the June 2011 Option Award. The new restricted share unit award, to the extent then vested, will not be settled until the earlier of (i) Mr. Cobb's separation from service (or the first day of the seventh month following his separation from service if Mr. Cobb is a "specified employee" under Section 409A of the IRC at that time) or (ii) June 30, 2021. The Corrective Action also involved implementation of internal controls and procedures that are designed to prevent a recurrence of such an error in the future. As previously described in the Form 8-K filed with the SEC on January 4, 2013, the new awards ensure that gains attributable to future appreciation in the shares of Company common stock equal the amount that would have accrued to Mr. Cobb under the June 2011 Option Award and that Mr. Cobb receives a new restricted share unit award with a value equivalent to the in-the-money value of the June 2011 Option Award as of the grant date of the new stock option award.

The June 2011 Option Award was a component of Mr. Cobb's fiscal year 2012 LTI compensation which was set under his employment agreement. The compensation package set forth in Mr. Cobb's employment agreement was designed to incent Mr. Cobb to become President and CEO and to provide stability to the Company by providing him with long term incentives to remain in those positions for an extended period of time. Accordingly, the Committee believed it was imperative to rectify the inadvertent error by taking the Corrective Action.

Fiscal Year 2013 LTI Compensation Awards

For fiscal year 2013, we awarded our NEOs performance share units, market stock units, restricted share units, and stock options in the following amounts:

Officers	Award Value ($)[1][2]	Performance Share Units (#)[1]	Market Stock Units (#)[1]	Restricted Share Units (#)[1]	Stock Options (#)[1]	Exercise Price ($)[3]
William C. Cobb[4]	$799,368	-	-	112,475	581,970	$19.14
William C. Cobb	$4,500,000	104,470	82,470	84,480	-	-
Gregory J. Macfarlane[5]	$1,200,000	-	-	39,090	255,320	$15.35
Gregory J. Macfarlane	$750,000	17,410	13,745	14,080	-	-
Jeffrey T. Brown	$400,000	9,285	7,330	7,510	-	-
Thomas A. Gerke	$750,000	17,410	13,745	14,080	-	-
Susan P. Ehrlich	$500,000	11,610	9,165	9,385	-	-
Jason L. Houseworth	$500,000	11,610	9,165	9,385	-	-

[1] Represents the value of our LTI compensation awards which are subject to rounding. These award values are converted into: (i) the number of performance share units and market stock units based on the Monte Carlo valuation model as of the grant date; (ii) the number of restricted share units based on the closing price of one share of common stock on the grant date; and (iii) the number of options based on the Black-Scholes option valuation model as of the grant date. The number of performance share units, market stock units, restricted share units, or stock options resulting from the conversion of the award value to the number of units or options awarded is rounded up or down to the nearest interval of 5, such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under FASB 718 presented in the Summary Compensation Table and the Grants of Plan-Based Awards Table on pages 47 and 49, respectively. For assumptions used in the valuation models, refer to Note 13 of the Company's financial statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2013, as filed with the SEC. In such Annual Report on Form 10-K, Note 13 references "performance-based share units," which are also known as "performance share units" or "market stock units."

[2] Pursuant to FASB 718, the Company took an accounting charge of $799,368 for the Corrective Action, which is attributable to Mr. Cobb as income pursuant to applicable SEC rules and regulations. The accounting charge equals the incremental value of the January 2013 grants over the value of the June 2011 Option Award as measured immediately prior to the Corrective Action. A summary of the Corrective Action is set forth above under "Actions Pertaining to Fiscal Year 2013 LTI Compensation – Other Fiscal Year 2013 LTI Compensation" beginning on page 36.

[3] Stock option exercise prices vary due to different grant dates, as discussed below.

[4] Stock options and restricted share units granted on January 3, 2013 pursuant to the Corrective Action have the same expiration dates and vesting periods as the June 2011 Option Award, as described above under "Actions Pertaining to Fiscal Year 2013 LTI Compensation – Other Fiscal Year 2013 LTI Compensation" beginning on page 36.

[5] Stock options and restricted share units granted on June 4, 2012 in connection with Mr. Macfarlane's hiring effective on June 4, 2012. These stock options and restricted share units vest and become exercisable in three equal annual installments beginning on June 4, 2013.

Other than the awards made to Mr. Cobb on January 3, 2013 pursuant to the Corrective Action and to Mr. Macfarlane on June 4, 2012 pursuant to his hiring, the above awards had a grant date of June 30, 2012. The performance share units and market stock units will vest, if at all, if the executive remains employed with the Company through April 30, 2015 and the restricted share units will vest in one-third annual increments beginning on the first anniversary of the grant date.

Actions Pertaining to Fiscal Year 2014 LTI Compensation

At the beginning of fiscal year 2014, the Compensation Committee revised the long term compensation program for executives by shifting the mix of equity-based compensation for senior executives in order to continue to increase the focus on performance-based awards and total shareholder return versus the market, as highlighted by the following charts:

2014 Long Term Incentive Mix		
Performance Share Units 50%	Market Stock Units 30%	Restricted Share Units 20%

2014 Performance-Based Equity = 80% of LTI Compensation

2013 Long Term Incentive Mix		
Performance Share Units 40%	Market Stock Units 30%	Restricted Share Units 30%

2013 Performance-Based Equity = 70% of LTI Compensation

In making its determinations for fiscal year 2014, the Committee sought to achieve a balance between rewarding, motivating and retaining our executives, and weighted the mix of equity-based compensation so that a greater portion of LTI compensation is at-risk and variable. The Committee determined that this equity mix, which increases the weighting of performance share unit awards in the overall mix, would properly reward our executives for their fiscal year 2013 performance, motivate them to work towards achieving our long term objectives and further align their interests with the interests of our shareholders. While the Committee increased the focus on performance share unit awards, it continues to believe that restricted share units play an important role in accomplishing key objectives of the executive compensation program, including, in particular, retention of executives and alignment with shareholders' interests.

Performance Share Units

For fiscal year 2014, our executive officers, including our NEOs, received 50% of their annual LTI compensation in the form of performance share units. The payout structure of the fiscal year 2014 performance share units, including the use of a TSR modifier, is identical to that of the fiscal year 2013 performance share units described under the heading "Actions Pertaining to Fiscal Year 2013 LTI Compensation" beginning on page 34. For fiscal year 2014, performance is measured over a three-year period beginning on May 1, 2013 and ending on April 30, 2016 and the performance metric is the Company's EBITDA (earnings before interest, taxes, debt and amortization) from continuing operations. The Compensation Committee selected EBITDA from continuing operations as the fiscal year 2014 performance metric because it believes this metric is a critical driver of sustained value creation over the longer term.

Market Stock Units

For fiscal year 2014, our executive officers, including our NEOs, received 30% of their annual LTI compensation in the form of market stock units. The payment structure of the fiscal year 2014 market stock units is identical to that of the fiscal year 2013 market stock units described above under the heading "Actions Pertaining to Fiscal Year 2013 LTI Compensation" beginning on page 34. For fiscal year 2014, performance is measured over a three-year period beginning on May 1, 2013 and ending on April 30, 2016.

Restricted Share Units

For fiscal year 2014, our executive officers, including our NEOs, received 20% of their annual LTI compensation in the form of restricted share units. There are no dividends paid on outstanding restricted share units during the vesting period. Upon vesting of the restricted share units, in addition to receiving the applicable number of shares of common stock, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on such shares. Restricted share units do not carry voting rights.

Fiscal Year 2014 LTI Vesting Provisions

Performance share units and market stock units generally vest, if at all, on the third anniversary of the grant date. Restricted share units generally vest in one-third annual increments beginning on the first anniversary of the grant date.

An executive generally will forfeit his or her equity award upon voluntary termination of employment or termination for cause prior to the vesting date, but will receive a full vesting of his or her awards (as determined based upon the attainment of performance goals, when applicable) in the event of the executive's death or disability more than one year following the grant date, and will receive pro-rata vesting of his or her awards (as determined based upon the attainment of performance goals, when applicable) in the event of the executive's retirement more than one year following the grant date. For performance share units and market stock units, an executive will receive pro-rata vesting of the awards, as determined based upon the attainment of applicable performance goals, in the event of the executive's involuntary termination without cause more than one year following the grant date.

For performance-based awards, after a change in control the Compensation Committee may in its discretion waive the performance goals that apply to the performance share units or the market stock units. If it does, the units generally will vest as a result of the executive's continued employment through the third anniversary of the grant date and the executive will receive all or a pro-rata portion of the award in the event of certain forms of termination that occur in connection with or following the change in control. For restricted share units, the executive will receive full vesting in the event of certain forms of termination in connection with a change in control.

Fiscal Year 2014 LTI Compensation Awards

In June 2013, we awarded our long term incentive compensation grants for fiscal year 2014 to NEOs who are currently serving as executive officers as follows:

Officers	Total Award Value ($)[1]	Performance Share Units (#)[1]	Market Stock Units (#)[1]	Restricted Share Units (#)[1]
William C. Cobb	$4,500,000	77,003	48,163	32,433
Gregory J. Macfarlane	$1,000,000	17,112	10,703	7,208
Jeffrey T. Brown	$400,000	6,845	4,282	2,883
Thomas A. Gerke	$1,000,000	17,112	10,703	7,208
Susan P. Ehrlich	$500,000	8,556	5,352	3,604
Jason L. Houseworth	$500,000	8,556	5,352	3,604

[1] Represents the value of our annual LTI compensation program awards. These award values are converted into: (i) the number of performance share units and market stock units based on the Monte Carlo valuation model as of the grant date and (ii) the number of restricted share units based on the closing price of one share of common stock on the grant date. The number of performance share units, market stock units, or restricted share units resulting from the conversion of the award value to the number of units awarded is rounded up to the nearest whole unit, such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under FASB 718. For assumptions used in the valuation models, refer to Note 13 of the Company's financial statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2013, as filed with the SEC. In such Annual Report on Form 10-K, Note 13 references "performance-based share units," which are also known as "performance share units" or "market stock units."

The increases in fiscal year 2014 LTI awards for Messrs. Macfarlane and Gerke reflect recognition for their individual performance in fiscal year 2013 and their overall contributions to the strategic direction of the Company.

Benefits and Perquisites

We provide certain benefits to all full-time employees, including employer matching contributions to our qualified retirement plan, an employee stock purchase plan that permits purchases of our common stock at a discount, life insurance, health and welfare benefit programs, and the opportunity to use our tax preparation services for no charge. Benefits for executives generally are the same as benefits for all other full-time employees, except that executive officers and certain key employees may participate in our executive life insurance plan and our deferred compensation plan as described below. We have structured our executive benefit program to be consistent with our philosophy of emphasizing direct and performance-based elements in our executive compensation program. We believe our executive benefit program is modest relative to market practice.

In order to attract and retain executives, we offer an executive life insurance plan that provides death benefits up to three times the participating executive's salary. The death benefits are payable to beneficiaries designated by the participating executives.

Our deferred compensation plan, which is discussed in detail on page 51, is designed to build retirement savings by offering participants the opportunity to defer salary and short term incentive compensation. This plan does not provide for any Company match into the deferred compensation plan, but through December 31, 2012 did provide for restoration benefits of our qualified 401(k) plan should executives be subject to IRC Section 401(a)(17) limits on compensation taken into account under the 401(k) plan. Effective as of January 1, 2013, the Company discontinued these restoration benefits.

We purchase tickets to various cultural, charitable, civic, entertainment and sporting events for business development and relationship building purposes, as well as to maintain our involvement in communities in which the Company operates and our employees live. Occasionally, our employees, including our executives, make personal use of tickets that would not otherwise be used for business purposes.

Perquisites represent an immaterial element of our executive compensation program. We believe our overall executive perquisites are well below the market median relative to our Peer Group.

COMPENSATION "CLAWBACK" POLICY

Our Board has adopted a "clawback" policy which provides that, in the event of a restatement of our financial results, the Board has the authority to seek reimbursement of any portion of performance-based or incentive compensation paid, vested, or awarded in any previous year that is greater than the amount that would have been paid or awarded if calculated based on the restated financial results. It is the policy of the Board that it will seek such reimbursement in the event any such situation should arise. Mr. Cobb's employment agreement and the award agreements under the 2003 Plan and the 2013 Plan each includes a clawback provision consistent with the terms of the Board's clawback policy.

COMPENSATION METHODOLOGY AND CALCULATION

Peer Group

The Compensation Committee reviews the Peer Group annually and revises it as circumstances warrant. The Peer Group of Companies used in fiscal year 2013 remained unchanged from the 18 companies used in fiscal year 2012. In fiscal year 2012, the Compensation Committee revised the Peer Group using a screening process that focused more on the primary nature of the Company's business and took into account our divestiture of one of our business segments. We endeavor to identify companies with greater comparability to our core businesses, including tax and professional products and services and retail banking. The fiscal year 2013 Peer Group consists of the 18 companies listed in the following chart, which sets forth the relative size measures considered by the Compensation Committee:

Peer Group Fiscal Year 2013			
Company	Revenue[1]	Total Assets[2]	Market Cap[3]
Apollo Group	$4,130	$2,369	$2,276
Arthur J. Gallagher & Co.	$2,520	$5,352	$4,641
CA	$4,680	$11,558	$11,316
Cognizant Technology Solutions	$7,062	$6,107	$23,469
Convergys	$2,085	$2,093	$1,858
DST Systems	$2,541	$3,494	$3,032
Equifax	$2,112	$3,606	$7,020
Fidelity National Information Svcs.	$5,802	$13,626	$10,881
First American Financial Corp.	$4,262	$5,999	$2,548
Fiserv	$4,487	$8,453	$10,745
Garmin	$2,857	$4,631	$7,387
Genpact	$1,837	$2,599	$3,762
Global Payments	$2,309	$3,429	$3,878
Intuit	$4,223	$4,494	$18,482
Robert Half International	$4,111	$1,381	$4,962
Unisys	$3,706	$2,420	$977
Willis Group Holdings	$3,428	$17,003	$6,176
Yahoo!	$4,987	$17,103	$23,280
Median	$3,909	$4,562	$5,569
H&R Block, Inc.	**$2,898**	**$3,897**	**$6,177**
H&R Block, Inc. Percentile Rank	**36%**	**43%**	**53%**

Data Source: Standard & Poor's Research Insight

[1]   Most recently reported four quarters as of March 2013 (in millions)

[2]   Most recently reported quarter as of March 2013 (in millions)

[3]   As of January 31, 2013

Relative to our Peer Group, the fiscal year 2013 targeted total direct compensation (exclusive of the incremental value attributed to Mr. Cobb that is associated with the Corrective Action and exclusive of one-time sign-on compensation for Mr. Macfarlane) for our executive officers, including our CEO, was below the peer median.

Use of External Consultants

As discussed above, the Compensation Committee retains Frederic W. Cook & Co. as its external, independent compensation consultant for objective advice and assistance on executive compensation matters. Cook reports directly to the Committee and the Committee may replace Cook or hire additional consultants at any time. Cook advises the Compensation Committee on issues pertaining to executive compensation, including the assessment of market-based compensation levels, the selection of our Peer Group, our pay positioning relative to the market, the mix of pay, incentive plan design, and other executive employment matters. Cook provides its advice based in part on prevailing and emerging market practices, as well as our specific business context. The Committee retains sole authority to hire Cook, approve its compensation and the appropriate funding by the Company for such compensation, determine the nature and scope of its services, evaluate its performance, and terminate its engagement. It is the general policy of the Board that external compensation consultants for the Compensation Committee must be independent and serve the Compensation Committee exclusively, and may not perform any other services for the Company at any time. Cook performs no other services for the Company.

During fiscal year 2013, the Compensation Committee assessed Cook's independence, taking into account the following factors:

- The provision of other services to the Company by Cook;

- The amount of fees received from the Company by Cook as a percentage of Cook's total revenue;

- Cook's policies and procedures that are designed to prevent conflicts of interest;

- Any business or personal relationship between the individuals at Cook performing consulting services and the members of the Compensation Committee;

- Any ownership of Company stock by the individuals at Cook performing consulting services for the Compensation Committee; and

- Any business or personal relationship between the consultant or any other employee at Cook and an executive officer of the Company.

Cook has provided the Compensation Committee with appropriate assurances and confirmation of its independent status. The Compensation Committee believes Cook has been independent throughout its service for the Committee and there is no conflict of interest between Cook and the Compensation Committee.

Executive Evaluation Process

Our Compensation Committee and Board of Directors review our CEO's performance each year against pre-established financial, operational, strategic, and individual objectives. Our CEO is responsible for sharing with the Board and the Compensation Committee his current year accomplishments in light of current year objectives, as well as proposed objectives for the following year. After the Compensation Committee chair discusses the CEO's overall performance with other individual Board members, the Compensation Committee reviews the CEO's accomplishments, objectives, and overall performance with assistance from the Compensation Committee's independent compensation consultant. For fiscal year 2013, the Compensation Committee reported its findings to the Board of Directors and made recommendations to the Board regarding the CEO's compensation. The Board then determined the CEO's compensation, taking into account the Compensation Committee's recommendation and its own review of the CEO's performance.

As discussed above, the Board adopted amendments to the Compensation Committee's charter in November 2012. As a result of those amendments, our Compensation Committee is now responsible for making determinations related to our CEO's compensation. As such, the Committee is responsible for reviewing our CEO's performance and making any determinations with respect to our CEO's compensation. Our CEO does not play a role in determining his own compensation, other than discussing his annual performance review with the Chairman of the Board.

Our Compensation Committee consults with the CEO concerning the performance of other executive officers and approves the compensation of such officers, taking into account recommendations of the CEO and input from the Board and the Committee's independent compensation consultant. Our CEO and Chief People Officer assist the Compensation Committee in reaching compensation decisions regarding executives other than themselves. In addition, the CEO (with input from other senior executives) develops recommendations for the Committee's approval regarding performance goals under our STI and LTI compensation programs. Executive officers do not play a role in determining their own compensation, other than discussing their annual performance reviews with their supervisors and, in the case of the CEO, making recommendations for the Committee's approval regarding performance goals under our STI and LTI programs. The Committee reviews the recommendations and approves any changes as it determines in its sole discretion to be in the best interests of our shareholders.

Other Awards

We occasionally offer sign-on awards as a means to attract talented executives. These awards are typically offered in negotiating employment terms and generally are in the form of cash, guaranteed STI bonuses in the initial year of employment, or grants of LTI compensation. In fiscal year 2013, Mr. Macfarlane received a sign-on award in connection with his hiring as further described under "Employment Agreements, Change in Control and Other Arrangements" on page 52 below.

Under authority delegated by the Compensation Committee, our CEO may grant approved forms of equity to employees other than executive officers. Our CEO exercises this authority to approve grants to certain employees other than executive officers as part of their annual LTI compensation, to newly hired and promoted individuals, or in recognition of outstanding achievements.

Stock Ownership Guidelines

We believe that our executive officers should have a significant financial stake in the Company to ensure that their interests are aligned with those of our shareholders. To that end, we have adopted stock ownership guidelines that define ownership expectations for certain executive officers. Under these guidelines, executive officers are expected to own shares at certain minimum levels within five years of becoming subject to the applicable requirement and to make satisfactory progress toward such goal during the five-year period, taking into account direct and indirect ownership of shares and share equivalents held in the Company's benefit plans. Unvested equity compensation and unexercised stock options do not count towards the relevant executive's ownership requirement.

The required ownership levels under our stock ownership guidelines are as follows:

Officer Title	Ownership Requirement
Chief Executive Officer	6x Base Salary
Chief Financial Officer	3x Base Salary
Business Unit President	3x Base Salary
Chief Legal Officer	3x Base Salary
Others Designated by the CEO	2x Base Salary

All of our current NEOs are progressing toward attaining the targets within five years of becoming subject to the applicable ownership requirement. In instances where an executive fails to attain the target ownership level within five years, our CEO may require the executive to utilize net cash bonuses to purchase shares or shift the mix of future equity awards until the guidelines are satisfied. The Compensation Committee annually reviews each executive officer's progress toward meeting the stock ownership guidelines. The number of shares owned by each NEO is set forth under the heading "Security Ownership of Directors and Management" beginning on page 68.

Accounting for Stock-Based Compensation

We recognize stock-based compensation expense for the issuance of performance share units, market stock units, restricted share units, and stock options, as well as stock purchased under our employee stock purchase plan, pursuant to FASB Accounting Standards Codification Topic 718, "Stock Compensation" (formerly referred to as FAS 123(R)). Under this accounting methodology, we recognize stock-based compensation expense on a straight-line basis over applicable vesting periods. For assumptions used in determining these expenses, refer to Note 13 of the Company's financial statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2013, as filed with the SEC.

Prohibition on Derivatives Trading and Hedging and Pledging of Our Securities

Our Insider Trading Policy prohibits all directors and employees, including the NEOs, from trading in any puts, calls, covered calls or other derivative products involving any Company securities. Additionally, our policy prohibits these individuals from engaging in any hedging transactions with respect to any Company securities, which includes the purchase of certain instruments (including "cashless collars," forward sales contracts, equity swaps or any other similar instruments) designed to hedge, monetize or offset any decrease in the market value of such securities. The policy also prohibits our employees and directors from pledging, or using as collateral, Company securities in order to secure personal loans or obligations, which includes holding shares of Company stock in a margin account.

Tax Considerations

We believe it is in the best interests of our shareholders for us to maximize tax deductibility when appropriate. Section 162(m) of the IRC limits to $1 million our federal income tax deduction for compensation paid to any of our NEOs (other than our Chief Financial Officer), subject to certain exceptions, including an exception for performance-based compensation. We designed the Executive Performance Plan and portions of our equity-based compensation so that such compensation will be deductible under IRC Section 162(m).

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe it is important to retain the flexibility to compensate executives competitively. The Compensation Committee and the Board consider the impacts of IRC Section 162(m) in developing, implementing, and administering our compensation programs. However, the Committee balances this consideration with our primary goal of structuring compensation programs to attract, motivate and retain highly talented executives. As such, individual exceptions may occur when the Compensation Committee or the Board, after balancing tax efficiency with long term strategic objectives, believe it is in the best interests of our shareholders.

TERMINATION OF EMPLOYMENT, SEVERANCE AND TRANSITION ARRANGEMENTS

Executive Severance Plan

In connection with the Company's movement from executive employment agreements to standardized employment terms and arrangements, in May 2009, the Company adopted the H&R Block Executive Severance Plan ("Executive Severance Plan"). Information regarding the Executive Severance Plan is included on page 53.

Ms. Ehrlich and Messrs. Macfarlane, Brown, Gerke and Houseworth are participants in the Executive Severance Plan. Under the terms of Mr. Cobb's employment agreement, which is described in more detail on page 52, Mr. Cobb only participates in the Executive Severance Plan if and to the extent that benefits under the Executive Severance Plan exceed those contained in his employment agreement.

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the attraction and retention of highly skilled executives by protecting them from the short term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are modest relative to the market but sufficient to support the above objectives.

Change in Control Provisions

Change in control provisions for our NEOs are set forth in the Executive Severance Plan, discussed above and on page 53, and the LTI awards discussed on page 39. We provide these "change in control" benefits as a means to attract and retain talented executives, who could have other job alternatives that may appear more attractive absent these benefits. In addition, by providing financial protection in the event that a transaction results in the loss of employment, the change in control program helps to ensure the independence and objectivity of our executives when reviewing potential transactions and that executives will remain focused during periods of uncertainty. The Executive Severance Plan does not provide for any gross-up payments to offset excise tax liabilities that result from change in control payments. All change in control payments under the Executive Severance Plan require both a change in control and the subsequent loss of employment by the NEO (considered a "double-trigger").

Change in control provisions for Mr. Cobb are set forth in his employment agreement. Consistent with the Executive Severance Plan, Mr. Cobb's employment agreement does not provide for any gross-up payments to offset excise tax liabilities that result from change in control payments. All change in control payments under his employment agreement require both a change in control and a subsequent loss of employment (considered a "double-trigger").

In addition, in connection with equity awards granted pursuant to the 2003 Plan and the 2013 Plan, our current NEOs have entered into award agreements with the Company that contain provisions accelerating the vesting of equity awards upon certain changes in control and the subsequent actual or constructive termination of employment following the business transaction (considered a "double-trigger"). We use this "double-trigger" equity acceleration policy to protect against the loss of retention power following a change in control and to avoid windfalls, both of which could occur if vesting accelerated automatically as a result of a transaction. Equity acceleration following a change in control under the award agreements is discussed on page 55.

The Company has historically avoided the use of excise tax gross-up provisions relating to a change in control and has no such gross-up obligations in place with respect to any executive officers, including Mr. Cobb. Consistent with the Company's historical practice, in the future we intend to refrain from providing excise tax gross-up provisions relating to a change in control.

These change in control arrangements are not provided exclusively to the NEOs. A larger group of management employees is eligible to receive many of the change in control benefits described in this section.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussion with management, the Committee approved the Compensation Discussion and Analysis and recommended to the Board of Directors that it be included in the Company's 2013 Proxy Statement and the Company's Annual Report on Form 10-K.

COMPENSATION COMMITTEE
Bruce C. Rohde, Chair
Marvin R. Ellison
Tom D. Seip
James F. Wright

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following non-employee directors, each of whom is independent, serve on the Compensation Committee of the Board of Directors: Bruce C. Rohde (Chair), Marvin R. Ellison, Tom D. Seip, and James F. Wright. No director serving on the Compensation Committee during fiscal year 2013 (i) was or was formerly an officer or employee of the Company or any of its subsidiaries or (ii) had any relationships requiring disclosure in this proxy statement. None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of our Compensation Committee.

RISK ASSESSMENT IN COMPENSATION PROGRAMS

With the assistance of Cook, the Company has assessed its broad-based and executive compensation programs to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. Our risk assessment included two work streams – one focused on reviewing areas of enterprise risk and the other focused on identifying compensation design risk. Our enterprise risk analysis examined the types and magnitudes of risks our business activities present to the Company. Our compensation design risk analysis examined the potential risks in the design of our performance-based compensation arrangements. With respect to each performance-based compensation plan, we identified and assessed the risk profile of the plan. In our assessment, we considered several features we have adopted to mitigate potential risks related to our compensation practices, including:

- Placing greater emphasis on long term equity incentives over short term cash incentives;

- Utilizing caps on potential payments of cash and equity compensation;

- Our clawback policy, which is discussed on page 40;

- Our Insider Trading Policy, which prohibits executives from hedging in the Company's stock, pledging the Company's stock, and engaging in transactions involving derivative products related to the Company's stock;

- Our executive stock ownership guidelines, which, among other things, require our CEO to own shares or share equivalents held in the Company's benefit plans equal to six times his or her base salary, which is discussed further on page 43; and

- The overall design of our compensation programs, including our focus on at-risk compensation that is directly tied to the Company's performance.

Finally, we evaluated the combined results of the enterprise and compensation risk assessments on a business-by-business basis. As a result of our analysis, we believe, and Cook concurs, that our compensation policies and practices do not create inappropriate or unintended material risks to the Company as a whole, and that, consequently, our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE

The following table sets forth for the fiscal year ended April 30, 2013 the compensation paid to or earned by the Company's principal executive officer, the current and former principal financial officer, and each of the Company's three highest paid executive officers (other than the principal executive officer or the current or former principal financial officer) who were serving as an executive officer of the Company at the end of such fiscal year (collectively, the "Named Executive Officers" or "NEOs").

Name and Principal Position	Fiscal Year[1]	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	All Other Compensation ($)[7]	Total ($)
William C. Cobb, President and Chief Executive Officer[8][9][10]	2013	950,000	-	4,780,595	383,648	1,314,563	39,170	7,467,976
	2012	951,200	900,000	4,500,037	4,506,070	856,188	239,470	11,952,965
Gregory J. Macfarlane, Chief Financial Officer[9][11]	2013	502,083	125,000	1,327,482	600,002	487,080	43,205	3,084,852
Jeffrey T. Brown, Chief Accounting and Risk Officer [9][11]	2013	387,000	-	387,966	-	214,205	29,086	1,018,257
	2012	382,500	-	249,991	249,998	167,416	32,603	1,082,508
	2011	320,326	-	80,009	177,192	209,520	22,003	809,050
Thomas A. Gerke, Chief Legal Officer[9]	2013	477,500	-	727,450	-	371,952	26,219	1,603,121
	2012	153,063	-	355,713	350,007	65,032	5,915	929,730
Susan P. Ehrlich, President, Financial Services[9]	2013	391,875	-	485,028	-	309,960	16,906	1,203,769
	2012	172,083	200,000	236,768	225,005	164,241	157,398	1,155,495
Jason L. Houseworth, President, U.S. Tax Services[9]	2013	354,167	-	485,028	-	278,964	32,170	1,150,329

[1] Compensation for fiscal year 2011 or 2012 is included for only those NEOs who were also NEOs of the Company for such fiscal year(s).

[2] Messrs. Brown and Houseworth each deferred a portion of their fiscal year 2013 salaries under the Deferred Compensation Plan for Executives, which is included in the Nonqualified Deferred Compensation Table on page 51 of this proxy statement. Each of the NEOs contributed a portion of his or her fiscal year 2013 salary to the Company's 401(k) savings plan, the H&R Block Retirement Savings Plan.

[3] Pursuant to the terms of Mr. Macfarlane's offer letter to serve as the Company's Chief Financial Officer, effective June 4, 2012, Mr. Macfarlane was paid a $125,000 cash signing bonus on July 16, 2012.

[4] This column represents the grant date fair value under FASB 718 for performance share unit, market stock units, and restricted share units granted during fiscal year 2013, as well as prior fiscal years (as applicable). Grants made prior to January 1, 2013 were made pursuant to the 2003 Plan, while grants made after January 1, 2013 were made pursuant to the 2013 Plan. The grant date fair value of these awards is computed in accordance with FASB 718 utilizing assumptions discussed in Item 8, Note 13 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2013, as filed with the SEC. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs.

[5] This column represents the grant date fair value under FASB 718 for stock options granted during fiscal year 2013, as well as prior fiscal years (as applicable). Grants made prior to January 1, 2013 were made pursuant to the 2003 Plan, while grants made after January 1, 2013 were made pursuant to the 2013 Plan. The grant date fair value of a stock option award is computed in accordance with FASB 718 utilizing assumptions discussed in Item 8, Note 13 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2013, as filed with the SEC. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs.

[6] This column represents amounts awarded and earned under the Company's STI compensation program, as discussed on page 32 of this proxy statement.

[7] In valuing personal benefits, we use the incremental cost to the Company of the benefit. For fiscal year 2013, these figures include the following: (i) the insurance premiums paid by the Company with respect to term life insurance maintained by the Company for the benefit of each of the NEOs of $684 (Mr. Cobb), $297 (Mr. Macfarlane), $279 (Mr. Brown), $343 (Mr. Gerke), $279 (Ms. Ehrlich), and $253 (Mr. Houseworth); (ii) the provision of restoration benefits by the Company under the Company's Deferred Compensation Plan for Executives of $15,221 (Mr. Brown) and $18,041 (Mr. Houseworth); (iii) the Company's matching contributions under the H&R Block Retirement Savings Plan ("RSP") of $10,200 (Mr. Cobb), $14,208 (Mr. Macfarlane), $11,532 (Mr. Brown), $18,900 (Mr. Gerke), $14,625 (Ms. Ehrlich), and $11,771 (Mr. Houseworth); (iv) the economic value of the death benefit provided

by the Company's Executive Survivor Plan ("ESP") of $11,828 (Mr. Cobb), $1,078 (Mr. Macfarlane), $1,064 (Mr. Brown), $5,976 (Mr. Gerke), $1,836 (Ms. Ehrlich), and $1,123 (Mr. Houseworth) (the imputed income reported from the ESP represents the portion of the premium paid by the Company pursuant to the ESP that is attributable to term life insurance coverage for the executive officer; the ESP provides only an insurance benefit with no cash compensation element to the executive officer); (v) payment by the Company on Mr. Cobb's behalf of the incremental cost for personal use of the Company's fractional share of a private aircraft by Mr. Cobb ($9,023) (this incremental cost includes variable costs incurred as a result of personal flight activity, such as hourly charges for each flight, fuel charges and miscellaneous fees; it excludes non-variable costs, such as the Company's monthly management fee and insurance fees); (vi) payment by the Company of relocation expenses on Mr. Macfarlane's behalf totaling $23,048 (Mr. Macfarlane's relocation expenses include household goods and automobile shipment, final trip and house-hunting expenses, home purchase closing costs, temporary housing, and other miscellaneous relocation expenses); Mr. Macfarlane's relocation expenses were subject to a clawback requirement; if he left the Company before the 12-month anniversary of his relocation date, he would have to repay all or a portion of the relocation costs to the Company; (vii) non-cash awards of $40 (Mr. Macfarlane); $40 (Mr. Brown); and $100 (Ms. Ehrlich); (viii) H&R Block Foundation matching amount on behalf of Mr. Cobb ($6,000) with respect to his individual contributions to 501(c)(3) organizations on a calendar year basis relating to his position as a director of the Company; and (ix) incremental cost related to personal use of Company suites of $1,003 (Mr. Cobb); $929 (Mr. Brown); $1,000 (Mr. Gerke) and $982 (Mr. Houseworth).

(8) Mr. Cobb was appointed President and Chief Executive Officer of the Company effective May 16, 2011 pursuant to an employment agreement with an indirect subsidiary of the Company that provided for certain benefits and compensation reflected in this table. A summary of Mr. Cobb's employment agreement is set forth below under "Employment Agreements, Change in Control and Other Arrangements," beginning on page 52.

(9) Messrs. Macfarlane, Brown, Gerke, and Houseworth and Ms. Ehrlich are participants in the Company's Executive Severance Plan, a summary of which is set forth below under "Employment Agreements, Change in Control and Other Arrangements" on page 53. Pursuant to his employment agreement, Mr. Cobb participates in the Executive Severance Plan only if and to the extent that the benefits thereunder exceed those set forth in his employment agreement.

(10) In connection with the Corrective Action (as described above under "Actions Pertaining to Fiscal Year 2013 LTI Compensation – Other Fiscal Year 2013 LTI Compensation" beginning on page 36) the Committee granted Mr. Cobb a new restricted share unit award and new stock option award on January 3, 2013. The aggregate number of shares covered by these two new awards is 694,445 which is equal to the number of shares subject to the June 2011 Option Award. Pursuant to FASB 718, the Company took an accounting charge of $799,368 for the Corrective Action, which is attributable to Mr. Cobb as income pursuant to applicable SEC rules and regulations. The accounting charge equals the incremental value of the January 2013 awards over the value of the June 2011 Option Award as measured immediately prior to the Corrective Action. Since the January 2013 awards consist of both restricted share units and options, the incremental value is reported in the Stock Awards and the Option Awards column. The incremental value attributable to the Corrective Action is reported in a pro-rata manner based on the full grant date fair value under FASB 718 of the two new awards. As such, $383,648 of the incremental value is reported in the Stock Awards column and $415,720 of the incremental value is reported in the Option Awards column. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by Mr. Cobb.

(11) Mr. Macfarlane was named Chief Financial Officer effective June 4, 2012. In connection with the foregoing appointment, Mr. Brown served as Senior Vice President and Chief Financial Officer until June 4, 2012 when he transitioned to the position of Chief Accounting and Risk Officer.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about non-equity incentive plan awards, equity incentive plan awards, and stock awards granted to our NEOs during the fiscal year ended April 30, 2013. The compensation plans under which the grants in the following table were made are described on pages 29 through 40 of this proxy statement.

Name of Executive	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Cobb												
-Corrective Action[2]	1/3/13	1/3/13	-	-	-	-	-	-	112,475	581,970	$19.14	$799,368
-STI Award[3]	-	-	$296,875	$1,187,500	$2,000,000	-	-	-	-	-	-	-
-LTI Award[4]	6/30/12	6/20/12	-	-	-	-	82,470	164,940	84,480	-	-	$2,564,856
-LTI Award[4]	6/30/12	6/20/12	-	-	-	-	104,470	261,175	-	-	-	$1,800,018
Macfarlane												
-Sign-On Award[5]	6/4/12	5/9/12	-	-	-	-	-	-	39,090	255,320	$15.35	$1,200,034
-STI Award[3]	-	-	$110,000	$440,000	$880,000	-	-	-	-	-	-	-
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	13,745	27,490	14,080	-	-	$427,476
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	17,410	43,525	-	-	-	$299,974
Brown												
-STI Award[3]	-	-	$48,375	$193,500	$387,000	-	-	-	-	-	-	-
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	7,330	14,660	7,510	-	-	$227,986
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	9,285	23,213	-	-	-	$159,981
Gerke												
-STI Award[3]	-	-	$84,000	$336,000	$672,000	-	-	-	-	-	-	-
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	13,745	27,490	14,080	-	-	$427,476
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	17,410	43,525	-	-	-	$299,974
Ehrlich												
-STI Award[3]	-	-	$70,000	$280,000	$560,000	-	-	-	-	-	-	-
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	9,165	18,330	9,385	-	-	$284,987
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	11,610	29,025	-	-	-	$200,040
Houseworth												
-STI Award[3]	-	-	$63,000	$252,000	$504,000	-	-	-	-	-		
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	9,165	18,330	9,385	-	-	$284,987
-LTI Award[4]	6/30/12	6/19/12	-	-	-	-	11,610	29,025	-	-	-	$200,040

[1] Amounts represent awards made pursuant to either the 2003 Plan or the 2013 Plan. Grants made prior to January 1, 2013 were made pursuant to the 2003 Plan, while grants made after January 1, 2013 were made pursuant to the 2013 Plan. Dollar values represent the accounting grant date fair value of performance share units, market stock units, restricted share units, and, if applicable, stock options under FASB 718. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs.

[2] In connection with the Corrective Action (as described above under "Actions Pertaining to Fiscal Year 2013 LTI Compensation – Other Fiscal Year 2013 LTI Compensation" beginning on page 36) the Committee granted Mr. Cobb a new restricted share unit award and a new stock option award on January 3, 2013. The aggregate number of shares covered by these two new awards is 694,445 which is equal to the number of shares subject to the June 2011 Option Award. Pursuant to FASB 718, the Company took an accounting charge of $799,368 for the Corrective Action, which is attributable to Mr. Cobb as income pursuant to applicable SEC rules and regulations. The accounting charge equals the incremental value of the January 2013 awards over the value of the June 2011 Option Award as measured immediately prior to the Corrective Action. The January 2013 awards consist of both restricted share units and options. The incremental value attributable to the Corrective Action is reported in a pro-rata manner based on the full grant date fair value under FASB 718 of the two new awards. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by Mr. Cobb.

[3] Amounts represent the potential value of the payouts under the Company's STI compensation programs. Actual fiscal year 2013 STI payout amounts are included in the Summary Compensation Table on page 47.

[4] Amounts represent awards made pursuant to the 2003 Plan.

[5] Mr. Macfarlane was awarded an initial equity grant of $1,200,000 pursuant to the terms of his offer letter to serve as the Company's Chief Financial Officer effective June 4, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes the equity awards made to our NEOs that are outstanding as of April 30, 2013.

	Option Awards					Stock Awards			
Name of Executive	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2][3]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Cobb	193,990	387,980	-	$19.14	6/30/21	74,983	$2,080,028	-	-
	-	-	-	-	-	192,716	$5,345,940	192,716	$5,345,940
	-	-	-	-	-	84,480	$2,343,475	-	-
	-	-	-	-	-	37,407	$1,037,670	-	-
	-	-	-	-	-	83,800	$2,324,618	83,800	$2,324,618
	404,313	202,157	-	$17.48	5/2/21	42,907	$1,190,240	-	-
Macfarlane	-	-	-	-	-	32,118	$890,942	32,118	$890,942
	-	-	-	-	-	14,080	$390,579	-	-
	-	255,320	-	$15.35	6/4/22	39,090	$1,084,357	-	-
Brown	-	-	-	-	-	17,128	$475,141	17,128	$475,141
	-	-	-	-	-	7,510	$208,327	-	-
	25,719	51,441	-	$16.04	6/30/21	4,157	$115,315	-	-
	-	-	-	-	-	9,310	$258,257	9,310	$258,257
	44,077	44,078	-	$12.59	10/1/20	3,178	$88,158	-	-
	20,000	-	-	$16.89	7/2/19	-	-	-	-
	16,067	-	-	$21.81	7/3/18	-	-	-	-
	4,475	-	-	$23.37	6/30/17	-	-	-	-
	3,725	-	-	$23.86	6/30/16	-	-	-	-
Gerke	-	-	-	-	-	32,118	$890,942	32,118	$890,942
	-	-	-	-	-	14,080	$390,579	-	-
	40,793	81,587	-	$17.00	2/1/22	5,491	$152,320	-	-
	-	-	-	-	-	13,068	$362,517	13,068	$362,517
Ehrlich	-	-	-	-	-	21,417	$594,105	21,417	$594,105
	-	-	-	-	-	9,385	$260,340	-	-
	23,809	47,621	-	$16.06	12/1/21	3,737	$103,664	-	-
	-	-	-	-	-	9,008	$249,869	9,008	$249,869
Houseworth	-	-	-	-	-	21,417	$594,105	21,417	$594,105
	-	-	-	-	-	9,385	$260,340	-	-
	-	-	-	-	-	1,431	$39,696	-	-
	15,431	30,864	-	$16.04	6/30/21	2,494	$69,184	-	-
	-	-	-	-	-	5,587	$154,984	5,587	$154,984
	3,788	7,575	-	$12.59	10/1/20	2,185	$60,612	-	-
	15,715	-	-	$16.89	7/2/19	-	-	-	-

[1] Unvested stock options with an expiration date of June 4, 2022 vest in one-third increments on June 4, 2013, June 4, 2014 and June 4, 2015. Unvested stock options with an expiration date of February 1, 2022 vest in two equal increments on February 1, 2014 and February 1, 2015. Unvested stock options with an expiration date of December 1, 2021 vest in two equal increments on December 1, 2014 and December 1, 2015. Unvested stock options with an expiration date of June 30, 2021 vest in two equal increments on June 30, 2013 and June 30, 2014. Unvested stock options with an expiration date of May 2, 2021 vest on December 24, 2013. Unvested stock options with an expiration date of October 1, 2020 vest in two equal increments on October 1, 2013 and October 1, 2014.

[2] Unvested restricted share units of the Company's common stock vest as follows: Mr. Cobb – 84,480 restricted share units vest in one-third increments on June 30, 2013, June 30, 2014 and June 30, 2015; 112,390 restricted share units vest in two equal increments on June 30, 2013 and June 30, 2014; 42,907 restricted share units vest on December 24, 2013; Mr. Macfarlane – 39,090 restricted share units vest in one-third increments on June 4, 2013, June 4, 2014 and June 4, 2015; 14,080 restricted share units vest in one-third increments on June 30, 2013, June 30, 2014 and June 30, 2015; Mr. Brown – 7,510 restricted share units vest in one-third increments on June 30, 2013, June 30, 2014 and June 30, 2015; 4,157 restricted share units vest in two equal increments on June 30, 2013 and June 30, 2014; 3,178 restricted share units vest in two equal increments on October 1, 2013 and October 1, 2014; Mr. Gerke – 14,080 restricted share units vest in one-third increments on June 30, 2013, June 30, 2014 and June 30, 2015; 5,491 restricted share units vest in two equal increments on February 1, 2014 and February 1, 2015; Ms. Ehrlich – 9,385 restricted share units vest in one-third increments on June 30, 2013, June 30, 2014 and June 30, 2015; 3,737 restricted share units vest in two equal increments on December 1, 2013 and December 1, 2014; Mr. Houseworth – 9,385 restricted share units vest in one-third increments on June 30, 2013, June 30, 2014 and June 30, 2015; 1,431 restricted share units vest in two equal increments on August 1, 2013 and August 1, 2014; 2,494 restricted share units vest in two equal increments on June 30, 2013 and June 30, 2014; 2,185 restricted share units vest in two equal increments on October 1, 2013 and October 1, 2014.

[3] Unvested performance share units and market stock units (including dividend equivalents accumulated as of April 30, 2013) vest as follows: Mr. Cobb – 107,698 PSUs and 85,018 MSUs cliff vest on June 30, 2015; 83,800 PSUs cliff vest on June 30, 2014; Mr. Macfarlane – 17,948 PSUs and 14,170 MSUs cliff vest on June 30, 2015; Mr. Brown – 9,572 PSUs and 7,556 MSUs cliff vest on June 30, 2015; 9,310 PSUs cliff vest on June 30, 2014; Mr. Gerke – 17,948 PSUs and 14,170 MSUs cliff vest on June 30, 2015; 13,068 PSUs cliff vest on June 30, 2014; Ms. Ehrlich – 11,969 PSUs and 9,448 MSUs cliff vest on June 30, 2015; 9,008 PSUs cliff vest on June 30, 2014; Mr. Houseworth – 11,969 PSUs and 9,448 MSUs cliff vest on June 30, 2015; 5,587 PSUs cliff vest on June 30, 2014.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table summarizes the value realized by the NEOs upon option award exercises and stock award vesting during the fiscal year ended April 30, 2013.

	Option Awards		Stock Awards	
Name of Executive	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Cobb	-	-	99,358	$1,819,873
Macfarlane	-	-	-	-
Brown	-	-	5,155	$85,030
Gerke	-	-	2,744	$62,728
Ehrlich	-	-	1,868	$33,680
Houseworth	3,787	$14,926	11,012	$206,393

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table summarizes our NEOs' compensation under the H&R Block, Inc. Deferred Compensation Plan for Executives during fiscal year 2013.

Name of Executive	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Cobb	-	-	-	-	-
Macfarlane	-	-	-	-	-
Brown	$79,866	$15,221	$20,397	-	$232,661
Gerke	-	-	-	-	-
Ehrlich	-	-	-	-	-
Houseworth	$21,075	$18,041	$24,429	-	$72,457

[1] Amounts in this column reflect salary deferrals by the NEOs in fiscal year 2013. These amounts are also included in the "Salary" column of the Summary Compensation Table.

[2] Amounts in this column represent Company contributions related to the provision of restoration benefits during fiscal year 2013. These Company contributions to the H&R Block Deferred Compensation Plan for Executives were discontinued effective as of January 1, 2013. These amounts are also reflected in the "All Other Compensation" column of the Summary Compensation Table.

[3] The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation.

[4] Amounts in this column include, among other things, NEO contributions and Company contributions previously reflected in Summary Compensation Tables included in the Company's proxy statements for the fiscal years ended April 30, 2011 (filed with the SEC on August 2, 2011) and April 30, 2012 (filed with the SEC on July 31, 2012) to the extent any such NEO was included in the Company's Summary Compensation Tables for such fiscal years.

H&R BLOCK DEFERRED COMPENSATION PLAN FOR EXECUTIVES

The Company provides the H&R Block, Inc. Deferred Compensation Plan for Executives, a nonqualified plan (the "DC Plan"), to employees who meet certain eligibility requirements. The DC Plan is intended to pay, out of the general assets of the Company, an amount substantially equal to the deferrals and Company contributions, adjusted for any earnings or losses.

Participants can elect to defer from 0% to 100% of eligible base salary and eligible commissions and up to 100% of annual bonus on a pre-tax basis. For part of fiscal year 2013, the Company provided restoration benefits in the form of limited matching contributions to the DC Plan by accepting Company contributions for any eligible Company contributions to the Company's Retirement Savings Plan (our 401(k) plan) that would have been made but were not due to limitations under IRC Section 401(a)(17). This contribution by the Company "restored" any missed contribution that would have been contributed by the Company to the 401(k) plan but was "cut-off" due to executive compensation in excess of plan limits. The Company discontinued the provision of restoration benefits to the DC Plan effective as of January 1, 2013.

The DC Plan offers various investment options (which mirror the options available under the Company's 401(k) plan) to participants, including a fixed rate option and Company stock. Participant deferrals are credited to a bookkeeping account that is administered by Fidelity Investments. Earnings are credited to each participant's account based on the investment options selected by such participant. Participants may change or reallocate their investments at any time.

Participants can elect to receive in-service payments or lump-sum or monthly payments over one to 15 years following termination from service or disability. To ensure compliance with IRC Section 409A, the DC Plan provides that the payments following termination shall not be made before a date that is six months after the termination date.

Amounts deferred under the DC Plan by NEOs, if any, are included in the "Salary" column of the Summary Compensation Table. Company contributions under the DC Plan to NEOs, if any, are included in the "All Other Compensation" column of the Summary Compensation Table.

EMPLOYMENT AGREEMENTS, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

William C. Cobb Agreements

Employment Agreement

William C. Cobb entered into an Employment Agreement effective May 16, 2011 (as supplemented by the Letter Agreement (as described and defined below), the "Cobb Agreement") to serve as the Company's President and Chief Executive Officer. The Board considered a diverse set of candidates when searching for a new President and Chief Executive Officer, and the Compensation Committee, in consultation with our independent compensation consultant, considered a variety of factors when designing the compensation package that was ultimately offered to Mr. Cobb. Mr. Cobb was serving at the time as a non-employee member of our Board, and our Compensation Committee considered him to possess skills and experiences that uniquely qualified him to serve as our President and Chief Executive Officer. Having previously retired from a senior executive position with eBay Inc., the Compensation Committee determined that it was necessary to provide a compensation package that adequately motivated Mr. Cobb to devote the substantial effort required to serve as our President and Chief Executive Officer, including his commitment to relocate his family, including high school age children, to Kansas City where our headquarters is located, while ensuring an appropriate linkage between Mr. Cobb's compensation and the Company's actual performance during his tenure. In light of the Company's recent history with high turnover at the CEO position, the Board considered it important to the future of the Company to design a compensation package that included these long term incentives.

The Cobb Agreement was recommended by the Compensation Committee and approved by the Board and was designed to incent Mr. Cobb to become President and Chief Executive Officer and to provide stability to the Company by providing him with long term incentives to remain in those positions for an extended period of time. Accordingly, the Cobb Agreement includes the following: a base salary of $950,000; participation in the Company's STI compensation plan with a target incentive award equal to 125% of base salary; sign-on awards of cash and equity; and reimbursement of expenses in relation to the relocation of his family to the greater Kansas City area as provided under the Company's standard executive relocation policy. The Company also provides Mr. Cobb with other customary health and employment benefits. A copy of the Cobb Agreement was filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 29, 2011.

The Cobb Agreement expires on May 16, 2016 and provides that it may be terminated (i) by the Company with or without "Cause" (as defined in the footnotes to the Potential Payments Upon Termination or Change in Control Table on page 57 of this proxy statement), (ii) by Mr. Cobb with or without "Good Reason" (as defined in the footnotes to the Potential Payments Upon Termination or Change in Control Table on page 57 of this proxy statement) upon thirty days' prior written notice, and (iii) by the Company for "Disability" (as defined in the footnotes to the Potential Payments Upon Termination or Change in Control

Table on page 58 of this proxy statement) upon thirty days' prior written notice. If Mr. Cobb is terminated for Good Reason or is involuntarily terminated without Cause (as defined in the footnotes to the Potential Payments Upon Termination or Change in Control Table on page 57 of this proxy statement), the Company is obligated to provide to Mr. Cobb the compensation and benefits set forth in the Potential Payments Upon Termination or Change in Control Table on page 56.

The Cobb Agreement contains the following post-termination restrictions on Mr. Cobb: non-hire, non-solicitation, and non-compete for one year following his last day of employment; non-disparagement of the Company for two years following his last day of employment; and non-disclosure of proprietary information in perpetuity.

The Cobb Agreement was amended on January 4, 2013 via a letter agreement (the "Letter Agreement.") The Letter Agreement modifies Mr. Cobb's participation in the Company's STI compensation plan by removing the reference to "such higher amount as permitted by the annual STI Plan" and instituting a set maximum of 175% of Mr. Cobb's base salary, subject to any limitations contained in the Executive Performance Plan. Additionally, the Letter Agreement modified the change in control definition set forth in the Cobb Agreement to match the change in control definition set forth in the equity award agreements pursuant to the 2013 Plan.

Corrective Action Agreement

In connection with the Corrective Action, the Company entered into an agreement with Mr. Cobb effective on January 3, 2013 to rectify an inadvertent error that occurred in June 2011 when the Committee granted Mr. Cobb an option to purchase a number of shares that, when combined with other prior grants to Mr. Cobb made in 2011, exceeded the annual individual award limit set forth in the 2003 Plan. Pursuant to this agreement, the Company and Mr. Cobb agreed that the June 2011 Option Award has no force or effect and is deemed ineffective under the terms of the 2003 Plan. In lieu of the June 2011 Option Award, the Committee granted Mr. Cobb a new stock option award and a new restricted share unit award under the 2013 Plan, as described in the Company's Current Report on Form 8-K filed with the SEC on January 4, 2013, and under "Actions Pertaining to Fiscal Year 2013 LTI Compensation – Other Fiscal Year 2013 LTI Compensation," in the Summary Compensation Table, and in the Grants of Plan-Based Awards Table on pages 36, 47, and 49, respectively. A copy of the agreement was filed as an exhibit to such Form 8-K.

Employment Offer Letters

On May 23, 2012, we named Gregory J. Macfarlane Chief Financial Officer effective June 4, 2012. Under the terms of his offer letter, Mr. Macfarlane received a cash signing bonus of $125,000 and an initial LTI award under the 2003 Plan in the amount of $1,200,000, half of which was awarded in the form of stock options and half of which was awarded in the form of restricted share units. The LTI award vests in three equal annual installments beginning on the date of grant. Additionally, pursuant to his offer letter, Mr. Macfarlane received an annual base salary of $550,000, for the 2013 fiscal year, participates in the Company's STI program, with a target incentive of $440,000 for the 2013 fiscal year, and is eligible to receive future equity grants as a participant in the Company's LTI program.

H&R Block Executive Severance Plan

In May of 2009, the Compensation Committee recommended and the Board of Directors approved the Executive Severance Plan. Messrs. Macfarlane, Brown, Houseworth, and Gerke and Ms. Ehrlich participate in the Executive Severance Plan. Pursuant to the Cobb Agreement, Mr. Cobb participates in the Executive Severance Plan only if and to the extent that the benefits related to equity awards thereunder exceed those contained in his employment agreement.

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the attraction and retention of highly skilled executives by protecting them from the short term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are modest relative to the market but sufficient to support the above objectives.

Eligibility. An associate of the Company who is nominated by the Chief Executive Officer and approved by the Compensation Committee of the Board may participate in the Executive Severance Plan.

Severance Benefits. Under the terms of the Executive Severance Plan, if a Participant incurs a Qualifying Termination or a Change in Control Termination (each as defined below), he or she is entitled to receive the following benefits: (i) a lump sum severance amount equal to the Participant's monthly compensation multiplied by the Participant's years of service, subject to a minimum payout equal to 12 months of service; (ii) a severance enhancement equal to a specified percentage of the Participant's monthly compensation multiplied by the Participant's years of service, subject to a minimum payout equal to 12 months of service; and (iii) an amount equal to the Participant's COBRA subsidy multiplied by 12, if the Participant was enrolled in the Company's applicable health, dental, and vision benefits on the termination date. The Company will also provide reasonable out-placement assistance for a period not to exceed 15 months. The Participant is entitled to a pro-rata award of any amounts payable under the Company's short term incentive compensation plan, based upon the Participant's actual performance and the attainment of goals established as determined by the Board. The Participant is also entitled to a pro-rata award of any outstanding performance share units granted under the 2003 Plan as of the termination date.

Equity Awards. If a Participant incurs a Qualifying Termination, then: (i) a Participant shall become vested in any stock options and restricted share unit awards outstanding on July 11, 2010 that would have vested during the 12-month period following the separation date; and (ii) a Participant shall forfeit any stock options and restricted share unit awards granted after July 11, 2010 that are not vested as of the separation date.

If a Participant incurs a Change in Control Termination, then the Participant becomes vested in all outstanding stock options and restricted share unit awards.

Release. The Participant is required to sign a release agreement in order to receive severance benefits.

Repayment and Clawback. If the Company is required to restate financial statements or the Participant violates the provisions of any confidentiality, non-competition, or similar agreements with the Company, the Board may recover or require reimbursement of benefits under the Executive Severance Plan.

Definitions. "Qualifying Termination" means the involuntary separation from service by the Company under circumstances not constituting Cause (as defined below), but does not include the elimination of the Participant's position where the Participant was offered a comparable position with the Company or with a party that acquires any assets from the Company or the redefinition of Participant's position to a lower compensation rate or grade.

"Change in Control Termination" means a Participant's Qualifying Termination or Good Reason (as defined below) termination, in either event within 24 months immediately following a Change in Control. Change in Control under the Executive Severance Plan is defined below in footnote 4(b) to the Potential Payments Upon Termination or Change in Control Table on page 56.

"Cause" is defined as any of the following unless, if capable of cure, such events are fully corrected in all material respects by the Participant within ten days after the Company provides notice of the occurrence of such event:

(i) A Participant's misconduct that materially interferes with or materially prejudices the proper conduct of the business of the Company;

(ii) A Participant's commission of an act materially and demonstrably detrimental to the good will of the Company;

(iii) A Participant's commission of any act of dishonesty or breach of trust resulting or intending to result in material personal gain or enrichment of the Participant at the expense of the Company;

(iv) A Participant's violation of any non-competition, non-solicitation, confidentiality or similar restrictive covenant under any employment-related agreement, plan, or policy with respect to which the Participant is a party or is bound; or

(v)   A Participant's conviction of, or plea of nolo contendere to, a misdemeanor involving an act of moral turpitude or a felony.

"Good Reason" is defined as a separation from service within 24 months immediately following a Change in Control which is initiated by the Participant upon one or more of the following occurrences:

(i)   A material diminution in the Participant's base compensation;

(ii)   A material diminution in the Participant's authority, duties, or responsibilities;

(iii) A material change in the geographic location at which the Participant must perform the services; or

(iv)   Any other action or interaction that constitutes a material breach by the Company of any written employment-related agreement between the Participant and the Company.

"Participant" means an associate of the Company who is nominated by the CEO and approved by the Compensation Committee.

Equity Award Agreements

In connection with equity awards our executives enter into equity award agreements that provide for acceleration of vesting or acceleration of forfeiture of the awards upon certain events. Equity awards (other than performance-based equity awards) provide for vesting or forfeiture, as applicable, in the event of a Qualifying Termination or Qualifying Termination following a Change in Control, as these terms are defined under the Executive Severance Plan or under the award agreement. Under either of these termination scenarios, any outstanding, non-performance-based equity awards that we granted to our NEOs pursuant to the 2013 Plan, the 2003 Plan or any predecessor plan, will be treated in accordance with the Executive Severance Plan, except for Mr. Cobb's sign-on awards granted in May 2011 which refer to his employment agreement. The awards that we granted in January 2013 pursuant to the 2013 Plan, in connection with the Corrective Action, will be treated in accordance with the Executive Severance Plan.

Our equity award agreements applicable to grants made to executives through fiscal year 2013 (except for Mr. Cobb's sign-on awards granted in May 2011) contain a retirement provision that accelerates the vesting of outstanding equity awards or allows for vesting of a pro-rated portion of the awards that are earned as a result of attaining the performance goals, if the executive retires more than one year after the grant date. Under award agreements made through fiscal year 2012, retirement is defined as a participant's voluntary termination of employment at or after reaching age 65. Under award agreements made in fiscal year 2013, retirement is defined as a participant's voluntary termination of employment at or after reaching age 60.

Our performance-based equity award agreements applicable to grants made to executives through fiscal year 2013 also provide for vesting of a pro-rated portion of the awards that are earned as a result of attaining the award's performance goals in the event of the executive's Qualifying Termination, death, or disability, that occurs more than one year after the grant date. These award agreements also contain provisions that accelerate vesting in the event of the executive's Qualifying Termination, retirement, early retirement, death or disability before the last day of the award's performance period and after a Change in Control. Under performance-based equity award agreements made through fiscal year 2012, early retirement is defined as voluntary termination of employment after at least ten years of service and after age 55. Under performance-based equity award agreements made in fiscal year 2013, early retirement is defined as voluntary termination of employment after at least five years of service and after age 55.

The terms of the fiscal year 2013 LTI awards are described in more detail above under the heading "Actions Pertaining to Fiscal Year 2013 LTI Compensation," beginning on page 34.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the potential payments our NEOs who are current employees would receive in the event of termination or a change in control of the Company. The agreements and arrangements that govern these payments are described in more detail above under Employment Agreements, Change in Control and Other Arrangements. This table assumes the relevant triggering event occurred on April 30, 2013.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name of Executive	Termination Other than for Cause[1] [2] or Good Reason[3] ($)	Termination After Change in Control ($)[2] [4]	Death, Disability or Retirement ($)[5]
Cobb			
Cash (salary plus short term incentive)[6]	$2,137,500	$3,087,500	-
Restricted Share Units (lapse of restrictions) [7]	$1,190,240	$7,691,442	$1,190,240
Stock Options (vesting accelerated)[7]	$2,074,131	$5,410,759	$2,074,131
Market Stock Units	$777,747	$2,341,788	-
Performance Share Units	$2,522,646	$5,274,733	$1,537,424
Health and Welfare Plan Benefits	$15,996	$5,332	-
Outplacement Services	-	-	-
Macfarlane[2]			
Cash (salary plus short term incentive)	$990,000	$990,000	-
Restricted Share Units (lapse of restrictions)	-	$1,474,936	-
Stock Options (vesting accelerated)	-	$3,163,415	-
Market Stock Units	$129,624	$390,298	-
Performance Share Units	$164,188	$494,368	-
Health and Welfare Plan Benefits	$12,263	$12,263	-
Outplacement Services	$15,000	$15,000	-
Brown[2]			
Cash (salary plus short term incentive)	$580,500	$580,500	-
Restricted Share Units (lapse of restrictions)	-	$411,800	-
Stock Options (vesting accelerated)	-	$1,269,641	-
Market Stock Units	$69,127	$208,140	-
Performance Share Units	$258,366	$520,092	$170,803
Health and Welfare Plan Benefits	$10,664	$10,664	-
Outplacement Services	$15,000	$15,000	-
Gerke[2]			
Cash (salary plus short term incentive)	$816,000	$816,000	-
Restricted Share Units (lapse of restrictions)	-	$542,900	-
Stock Options (vesting accelerated)	-	$876,244	-
Market Stock Units	$129,624	$390,298	-
Performance Share Units	$403,945	$854,332	$239,757
Health and Welfare Plan Benefits	$12,263	$12,263	-
Outplacement Services	$15,000	$15,000	-
Ehrlich[2]			
Cash (salary plus short term incentive)	$680,000	$680,000	-
Restricted Share Units (lapse of restrictions)	-	$364,004	-
Stock Options (vesting accelerated)	-	$556,213	-
Market Stock Units	$86,432	$260,246	-
Performance Share Units	$274,745	$577,782	$165,255
Health and Welfare Plan Benefits	$3,941	$3,941	-
Outplacement Services	$15,000	$15,000	-
Houseworth[2]			
Cash (salary plus short term-incentive)	$612,000	$612,000	-
Restricted Share Units (lapse of restrictions)	-	$429,831	-
Stock Options (vesting accelerated)	-	$475,870	-
Market Stock Units	$86,432	$260,246	-
Performance Share Units	$211,992	$483,566	$102,502
Health and Welfare Plan Benefits	$12,263	$12,263	-
Outplacement Services	$15,000	$15,000	-

(1) Applies to Mr. Cobb under the Cobb Agreement. Applies to Messrs. Macfarlane, Brown, Gerke and Houseworth and Ms. Ehrlich under the Executive Severance Plan. "Cause" under the Cobb Agreement refers to any one or more of the following grounds: (i) Mr. Cobb's commission of an act materially and demonstrably detrimental to the Company or any affiliate, which act constitutes gross negligence or willful misconduct by Mr. Cobb in the performance of his material duties to the Company or any affiliate; (ii) Mr. Cobb's commission of any material act of dishonesty or breach of trust resulting or intending to result in material personal gain or material enrichment of Mr. Cobb at the expense of the Company or any affiliate; (iii) Mr. Cobb's violation of certain covenants related to confidentiality, non-hiring of employees, and non-solicitation of customers; or (iv) the inability of the Company or any affiliate to participate in any activity subject to government regulation and material to the Company's or any affiliate's business solely as a result of any willful action or inaction by Mr. Cobb. The definition of "Cause" under the Executive Severance Plan is described above under "Employment Agreements, Change in Control and Other Arrangements."

(2) Payments to Messrs. Macfarlane, Brown, Houseworth and Gerke, and Ms. Ehrlich would be made pursuant to the terms of the Executive Severance Plan and various equity award agreements described above under "Employment Agreements, Change in Control and Other Arrangements." Payments to Mr. Cobb would be made pursuant to the terms of the Cobb Agreement and various equity award agreements described above under "Employment Agreements, Change in Control and Other Arrangements." Pursuant to the Cobb Agreement, Mr. Cobb participates in the Executive Severance Plan only if and to the extent that the benefits related to equity awards thereunder exceed those contained in his employment agreement.

(3) Applies only to Mr. Cobb under the provisions of the Cobb Agreement. Termination for "Good Reason" under the Cobb Agreement refers to any one or more of the following grounds unless cured within thirty days of receipt of notice thereof: (i) a material diminution in Mr. Cobb's base compensation; (ii) relocation of Mr. Cobb's location of employment outside of the Kansas City, Missouri metropolitan area; (iii) a material diminution in Mr. Cobb's status, duties or authority, authority as President and Chief Executive Officer of the Company, or a requirement to report to anyone other than the Company's Board of Directors; or (iv) any other action or inaction that constitutes a material breach by the Company of the Cobb Agreement.

(4) (a) Under the Cobb Agreement, if Mr. Cobb terminates for Good Reason following a Change in Control (as defined below), including a 409A Change in Control (as defined below) of the Company, Mr. Cobb would be entitled to those payments set forth in the table.

Under the Cobb Agreement, the definition of "Change in Control" is substantially the same as that under the Executive Severance Plan, as set forth in Note 4(b) below, except that the Cobb Agreement provides that the direct or indirect sale of any or all of the stock of, merger or liquidation of, or sale or assumption of all or substantially all the assets or liabilities of, H&R Block Bank FSB, (i) will not be considered a Change in Control, and (ii) will be excluded from the determination of the total gross fair market value of assets of the Company sold during any twelve-month period.

Under the Cobb Agreement, a "409A Change in Control" means a Change in Control that constitutes a "change in control" under IRC Section 409A (regarding change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation).

(b) Under the Executive Severance Plan, a "Change in Control" means the occurrence of one or more of the following events:

(i) Any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company. If any one person, or more than one person acting as a group, is considered to own more than 50% of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a change in the ownership of the corporation. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property will be treated as an acquisition of stock;

(ii) Any one person, or more than one person acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the stock of the Company. If any one person, or more than one person acting as a group, is considered to effectively control a corporation within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vi), the acquisition of additional control of the corporation by the same person or persons is not considered to cause a change in the effective control of the corporation;

(iii) A majority of members of the Board is replaced during any twelve-month period by directors whose appointment or election is not endorsed by two-thirds (2/3) of the members of the Board before the date of such appointment or election; or

(iv) Any one person, or more than one person acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. Notwithstanding the foregoing, there is no Change in Control event under the Executive Severance Plan when there is a transfer to an entity that is controlled by the shareholders of the Company immediately after the transfer. A transfer of assets by the Company is not treated as a change in the ownership of such assets if the assets are transferred to: (a) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock; (b) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company; (c) a person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or (d) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in (c) above.

The benefits which may be paid under the Executive Severance Plan in connection with a Change in Control are described above under "Employment Agreements, Change in Control and Other Arrangements."

(c) Equity acceleration under our equity award agreements is described above under "Employment Agreements, Change in Control and Other Arrangements."

[5] (a) Under the Cobb Agreement, in the event of Mr. Cobb's death or Disability, Mr. Cobb is entitled to full vesting of his outstanding stock options and restricted share units granted May 2, 2011. "Disability" under the Cobb Agreement means Mr. Cobb's incapacitation due to mental or physical illness or injury for 130 business days in any consecutive twelve months. Mr. Cobb's other equity awards are subject to the accelerated vesting terms set forth in the applicable award agreement, as described below in (b).

(b) Equity acceleration for performance share units, market stock units, restricted share units and stock options under the terms of our equity award agreements upon the death, Disability, or Retirement of an NEO is described above under "Employment Agreements, Change in Control and Other Arrangements."

Under the award agreements prior to fiscal year 2013, "Retirement" means voluntary termination at or after reaching age 65. Under the award agreements for fiscal year 2013, "Retirement" means voluntary termination at or after reaching age (i) 55 (if such participant has not yet reached age 60 and has completed at least five years of service) or (ii) 60. As of April 30, 2013, none of the NEOs met the requirements of "Retirement" and therefore would only receive the amounts reflected in this column in the event of death or Disability.

Under the award agreements prior to fiscal year 2013, "Disability" means the definitions used in the Company's employment practices or policies in effect during the term of the agreement, or absent such definition, then as defined in the H&R Block Retirement Savings Plan. Under award agreements for fiscal year 2013, "Disability" means (i) for participants covered by a group long term disability program, the participant is receiving income replacement benefits for at least three months under the program because of any physical or mental impairment expected to result in death or last for a continuous period of at least twelve months (a "qualifying impairment"); or (ii) in all other cases, the participant is unable to engage in any substantial gainful activity for a period of at least nine months because of a qualifying impairment.

The equity award agreements for fiscal year 2013 are described in more detail under the heading "Actions Pertaining to Fiscal Year 2013 LTI Compensation," beginning on page 34. In June 2013, the Compensation Committee approved new award agreements for fiscal year 2014, which are described in more detail under the heading "Actions Pertaining to Fiscal Year 2014 LTI Compensation," beginning on page 38.

[6] Under the Cobb Agreement, in the event of a termination by the Company other than for Cause or by Mr. Cobb for Good Reason, Mr. Cobb is entitled to a lump-sum payment equal to his base salary and his target bonus.

[7] Under the Cobb Agreement, in the event of a termination by Mr. Cobb for Good Reason or by reason of death or Disability, Mr. Cobb is entitled to full vesting of his outstanding stock options and restricted share units granted May 2, 2011. In the event of a termination by the Company other than for Cause, Mr. Cobb would not receive the amounts related to restricted share units ($1,190,240) or the amounts related to stock options ($2,074,131) that are reflected in the table under the column entitled "Termination Other than for Cause or Good Reason."

EQUITY COMPENSATION PLANS

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of April 30, 2013. As of April 30, 2013, the Company had two stock-based compensation plans: the 2013 Plan and the H&R Block, Inc. 2000 Employee Stock Purchase Plan (as amended and restated effective January 1, 2013). Our shareholders have approved all of the Company's current stock-based compensation plans. Our shareholders approved the 2013 Plan in September 2012 to replace the 2003 Plan, effective January 1, 2013, at which time the 2003 Plan and the H&R Block, Inc. 2008 Deferred Stock Unit Plan for Outside Directors (the "DSU Plan") terminated except with respect to outstanding awards thereunder. In addition, the 1999 Stock Option Plan for Seasonal Employees, which provided for awards of nonqualified options to certain employees, was terminated effective December 31, 2009, except with respect to outstanding awards thereunder. The 2003 Plan was approved by our shareholders in September 2002 to replace the 1993 Long-Term Executive Compensation Plan (the "1993 Plan"), effective July 1, 2003. The 1993 Plan terminated at that time, except with respect to outstanding awards thereunder. Our shareholders approved the DSU Plan in September 2008 to replace the 1989 Stock Option Plan for Outside Directors, which terminated upon the DSU Plan's effectiveness, except with respect to outstanding awards thereunder.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (A) (# 000)	Weighted-average exercise price of outstanding options, warrants, and rights (B) ($)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A) (C) (# 000)
Equity compensation plans approved by security holders	4,340	$17.58	11,298
Equity compensation plans not approved by security holders	-	-	-
Total	4,340	$17.58	11,298

AUDIT COMMITTEE REPORT

The Company's management is responsible for preparing financial statements in accordance with accounting principles generally accepted in the United States (GAAP) and the financial reporting process, including the Company's disclosure controls and procedures and internal control over financial reporting. The Company's independent registered public accounting firm is responsible for (i) auditing the Company's financial statements and expressing an opinion as to their conformity to GAAP and (ii) auditing management's assessment of the Company's internal control over financial reporting and expressing an opinion on such assessment. The Audit Committee of the Board of Directors, composed solely of independent directors, meets periodically with management, including the Director, Audit Services (the Company's internal auditor) and others in the Company, and the Company's independent registered public accounting firm to review and oversee matters relating to the Company's financial statements, audit services (internal audit) activities, disclosure controls and procedures, and internal control over financial reporting and non-audit services provided by the independent accountants. In addition, the Audit Committee pre-approved all audit and non-audit fees paid to such firm.

The Audit Committee has reviewed and discussed with management and Deloitte & Touche LLP ("Deloitte"), the Company's independent registered public accounting firm, the Company's audited financial statements for the fiscal year ended April 30, 2013. The Audit Committee has also discussed with Deloitte the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to communication with audit committees. In addition, the Audit Committee received from Deloitte the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence, discussed with Deloitte its independence from the Company and the Company's management, and considered whether Deloitte's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

The Audit Committee conducted its own self-evaluation and evaluation of the services provided by Deloitte during the fiscal year ended April 30, 2013. Based on its evaluation of Deloitte, the Audit Committee reappointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ended April 30, 2014.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Company that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended April 30, 2013, for filing with the SEC.

AUDIT COMMITTEE
David Baker Lewis, Chair
Victoria J. Reich
Bruce C. Rohde
Christianna Wood

AUDIT FEES

The following table presents fees for professional services rendered by Deloitte for the audit of the Company's annual financial statements for the years ended April 30, 2013 and 2012, and fees billed for other services rendered by Deloitte for such years. Fees disclosed below include fees actually billed and expected to be billed for services relating to the applicable fiscal year. Amounts previously disclosed for fiscal year 2012 have been adjusted to reflect actual billings.

Fiscal Year	2013	2012
Audit Fees	$3,058,290	$2,959,496
Audit-Related Fees	$182,493	$143,514
Tax Fees	$325,671	$423,212
All Other Fees	$51,636	-
Total Fees	$3,618,090	$3,526,222

Audit Fees consist of fees for professional services rendered for the audit of the Company's financial statements and review of financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. Amounts included consist of fees incurred relating to comfort letter procedures for registration statement filings, support of business acquisition and divestiture activities, independent assessments of internal controls, audits of employee benefits plan financial statements, and other audit-related services.

Tax Fees consist of fees for the preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning, tax consultation, and tax advice. Amounts included above consist of fees incurred relating to transfer pricing studies, technical consultation related to international tax matters, and other tax advisory services.

All Other Fees are fees billed for professional services that were not the result of an audit, review, or tax-related services, and consist primarily of subscriptions to human resources publications and related items.

The Audit Committee has adopted policies and procedures for pre-approving audit and non-audit services performed by the independent auditor so that the provision of such services does not impair the auditor's independence. Under the Audit Committee's pre-approval policy, the terms and fees of the annual audit engagement require specific Audit Committee approval. Other types of services are eligible for general pre-approval. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific Audit Committee pre-approval. In addition, any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

General pre-approval granted under the Audit Committee's pre-approval policy extends to the next fiscal year following the date of pre-approval. The Audit Committee reviews and pre-approves services that the independent auditor may provide without obtaining specific Audit Committee pre-approval on an annual basis and revises the list of general pre-approved services from time to time. In determining whether to pre-approve audit or non-audit services (regardless of whether such approval is general or specific pre-approval), the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor is necessarily determinative. The Audit Committee will also consider the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Audit Committee may determine for each fiscal year the appropriate ratio between fees for Audit Services and fees for Audit-Related Services, Tax Services, and All Other Services.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee has concluded that the provision of non-audit services provided to the Company by Deloitte during the 2013 fiscal year was compatible with maintaining its independence.

PROPOSAL 2 – RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board's Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending April 30, 2014. As a matter of good corporate governance, the Audit Committee submits its selection of Deloitte to our shareholders for ratification, and will consider the vote of our shareholders when appointing our independent registered public accounting firm in the future. A representative of Deloitte is expected to attend the annual meeting to respond to appropriate questions. For additional information regarding the Company's relationship with Deloitte, please refer to the "Audit Committee Report" and "Audit Fees" sections above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

PROPOSAL 3 – ADVISORY APPROVAL OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act") require that we permit our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in the "Compensation Discussion and Analysis" section, the Summary Compensation Table and accompanying executive compensation tables, and the related narrative disclosure beginning on page 47. At our 2011 annual meeting, our shareholders approved, on an advisory basis, that an advisory vote on executive compensation should be held annually. Based on such result, our Board determined that the advisory vote on executive compensation will be held every year until the next advisory vote on the frequency of future advisory votes on executive compensation, which will be no later than the Company's 2017 annual meeting of shareholders.

We believe that our compensation programs and policies reflect an overall pay-for-performance culture that is strongly aligned with the interests of our shareholders. We are committed to utilizing a mix of incentive compensation programs that will reward success in achieving the Company's financial objectives and growing value for shareholders, and continuing to refine these incentives to maximize Company performance. The Compensation Committee of the Board has overseen the development of a compensation program designed to achieve pay-for-performance and alignment with shareholder interests, as described more fully in the "Compensation Discussion and Analysis" section beginning on page 21. The compensation program was designed in a manner that we believe is reasonable, competitive and appropriately balances the goals of attracting, motivating, rewarding and retaining our executives.

At our 2012 annual meeting of shareholders held on September 13, 2012, our shareholders approved our fiscal year 2012 compensation awarded to our NEOs with approximately 90.4% of the votes cast in favor of the proposal. Consistent with our shareholders' support, the Compensation Committee decided to retain the core design of our executive compensation program in fiscal year 2014, as it believes the current compensation program design continues to properly reward our executives for their performance, motivate them to work towards achieving our long term objectives, and strengthen the alignment of their interests with the interests of our shareholders. However, the Company's management and Compensation Committee, with the input of the Board and the Compensation Committee's independent compensation consultant, reviewed our executive compensation program and made certain revisions to further strengthen that alignment by increasing the focus on performance-based and at-risk compensation for fiscal year 2014. For example, the Compensation Committee recently raised the performance share unit component of our long term incentive compensation program from 40% to 50%, and we are continuing to provide market stock units, a form of performance-based award we introduced last year, in an amount that equals 30% of the long term incentive award targets for our executives. Using this mix of types of performance-based equity results in 80% of our executives' long term incentive awards for fiscal year 2014 being performance-based, an increase from 70% in fiscal year 2013. As this further increases the percentage of our executives' compensation that is performance-based, at-risk and subject to multi-year measurements of performance, we believe this action further aligns our practices with market competitiveness and long term Company performance, and enhances the link between executive compensation and shareholders' interests.

For the reasons discussed in the "Compensation Discussion and Analysis" section beginning on page 21, the Board recommends that shareholders vote in favor of the following "say-on-pay" resolution:

> **"Resolved, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, narrative discussion and any related material disclosed in this proxy statement, is hereby approved."**

Because your vote is advisory, it will not be binding upon the Company, the Board, or the Compensation Committee. However, we value the views of our shareholders and the Compensation Committee will continue to take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 3.

PROPOSAL 4 – APPROVAL OF A MANAGEMENT PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO PROVIDE FOR EXCULPATION OF DIRECTORS

Overview

Section 351.055.2(3) of the Missouri General and Business Corporation Act permits a Missouri corporation to include in its articles of incorporation a provision that eliminates or limits the personal liability of a director to a corporation or its shareholders for monetary damages resulting from certain breaches of the director's fiduciary duties to the corporation. The Missouri General and Business Corporation Law recognizes that qualified directors might be deterred from serving as directors by the risk of personal liability and the substantial expense of defending lawsuits, whether or not they have merit.

The Company's Articles do not currently include a provision authorized under Section 351.055.2(3) of the Missouri General and Business Corporation Act. Upon the recommendation of the Governance and Nominating Committee, the Board has approved, and recommends to shareholders for approval, an amendment to the Articles to include a provision providing for the elimination of personal liability of a director to the Company and its shareholders for monetary damages to the fullest extent permitted by law. The amendment would add Article Seventeen to the Company's Articles. The complete text of the proposed revisions to the Company's Articles pursuant to this Proposal 4 and Proposal 5 is set forth in Appendix A to this proxy statement.

Why You Should Vote to Adopt an Amendment to the Articles of Incorporation to Exculpate the Company's Directors from Liability to the Fullest Extent Permitted by Law

To provide protection from liability and expenses that may deter persons from serving as directors, and to keep pace with similar laws adopted in Delaware and other states, Missouri amended the Missouri General and Business Corporation Act in 2000 to allow for exculpation of directors from certain liabilities. This amendment permits Missouri corporations to include a provision in its articles of incorporation that would eliminate or limit directors' personal monetary liability for certain breaches of fiduciary duty. Such a provision may provide that a director is not personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for:

- any breach of the director's duty of loyalty to the corporation or its shareholders;

- acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law;

- unlawful dividends under Section 351.345 of the Missouri General and Business Corporation Act; or

- any transaction from which the director derives an improper personal benefit.

The Board of Directors believes that most public companies provide exculpation protection similar to that being proposed and that the adoption of the proposed amendment will help the Company maintain its ability to attract and retain the most highly qualified individuals to serve as directors. The Company's Board of Directors is charged with guiding the Company's strategy and managing the Company to achieve the best long term value for shareholders. Additionally, as discussed more fully under the heading "Board's Role in Risk Oversight" on page 19 of this proxy statement, the Board has oversight responsibility for managing the Company's risk, directly and through its committees. The nature of these duties requires the Board to make decisions on crucial matters where the underlying data, future developments and expected outcomes are often uncertain or impossible to ascertain. The Board applies its combined expertise to make the best decision in light of the known facts and circumstances. Frequently, the Board must make its decisions in relatively short timeframes; in the time it takes to get all available information, opportunities may vanish and potential threats or crises may become reality. However, because the Board must often make these important decisions without perfect information, there is a substantial risk of investigations, claims, actions, suits or proceedings (including derivative actions) seeking to impose liability where the benefit of hindsight reveals a possible basis to criticize a decision of the Board. In light of this risk, a potential director nominee may conclude that the potential exposure to the liabilities, costs of defense and other risks of proceedings which directors sometimes face exceed the benefits to the individual from serving as a director. For this reason, provisions similar to the proposed amendment are routinely included in the articles of incorporation of publicly traded corporations pursuant to authorizing statutes.

Material Effects of Proposed Amendment

This amendment would add proposed Article Seventeen to the Articles containing a director exculpation provision, which is consistent with the statutory standard set forth in Section 351.055.2(3) of the Missouri General and Business Corporation Act, that would protect the Company's directors against personal liability to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. As indicated above, the amendment would not change directors' liability for breaches of their duty of loyalty to the Company and its shareholders, for acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law, and for transactions from which a director derives an improper personal benefit. Also, the proposed amendment would not change a director's liability under Section 351.345 of the Missouri General and Business Corporation Act for unlawful dividends. While the proposed amendment protects directors from awards of monetary damages for certain breaches of fiduciary duty, it will not eliminate the directors' fiduciary duties. All directors still owe fiduciary duties to the Company's shareholders, including a duty of care and a duty of loyalty. The proposed amendment does not limit the availability of equitable remedies such as an injunction or rescission to remedy a director's breach of a fiduciary duty.

The proposed amendment also will not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective to the extent any such liability exists. The proposed amendment provides that, if the provision were to be repealed or modified, the change would be prospective only and would not retroactively remove the limitation on the personal liability of a director of the Company existing prior to the repeal or modification.

The proposed amendment will not affect a director's liability for actions or omissions in a capacity other than as a director. For example, the amendment does not apply to officers, employees or agents, except to the extent that a director acting in his capacity as a director also happens to be an officer, employee or agent. However, a director who is also an officer is not exempted from liability for actions taken by the director in his capacity as an officer.

The amendment is intended to provide the Company's directors with the maximum protection afforded by Missouri law. If future changes in the law further limit a director's liability, such changes would become automatically effective under Article Seventeen.

If adopted, the amendment will become effective upon the filing of a certificate of amendment to the Company's Articles with the Secretary of State of the State of Missouri. Under Section 351.106 of the Missouri General and Business Corporation

Act, shareholders will not be entitled to dissenter's rights with respect to the proposed amendment to the Company's Articles to add the director exculpation provision.

The foregoing description of the proposed amendment to the Articles is qualified in its entirety by the complete text of the proposed Article Seventeen, set forth on Appendix A to this proxy statement.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 4.

PROPOSAL 5 – APPROVAL OF A MANAGEMENT PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO ELIMINATE DIRECTOR TERM LIMITS

Overview

Article Six of the Articles currently includes a provision that imposes term limits on members of the Board of Directors by prohibiting directors from serving as directors beyond the twelfth annual shareholder meeting at which such director was first elected to the Board. Upon the recommendation of the Governance and Nominating Committee, the Board has approved, and recommends to shareholders for approval, an amendment to Article Six of the Articles to eliminate the provision providing for director term limits. The complete text of the proposed revisions to the Company's Articles pursuant to Proposal 4 and this Proposal 5 is set forth in Appendix A to this Proxy Statement.

Why You Should Vote to Adopt an Amendment to the Articles of Incorporation to Eliminate Director Term Limits

After careful assessment, the Board of Directors has determined that the term limit provision is not in the shareholders' best interests and could result in the loss of the contributions of directors who, over time, have developed valuable insights into the business of the Company. The Board believes its annual Board and committee evaluation process, conducted by the Governance and Nominating Committee, is the most effective mechanism for assessing the contributions, objectivity and independence of each director. The evaluation process is conducted immediately before the Committee and Board select nominees to serve on the Board in the coming year. It is this process of evaluation, nomination, and shareholder election that the Board believes is the best way to assure that the composition of the Board serves shareholders' interests. Moreover, the Board believes that imposing an arbitrary limit on terms of directorships could result in the Company losing the services of directors who have acquired knowledge and perspective about the Company's operations and who may be in a position to make their most valuable contributions to the Company's business.

In 2008, the shareholders approved a management proposal to amend the Articles to include the term limit provision in Article Six prohibiting directors from serving as members of the Board beyond the twelfth annual shareholder meeting at which such director was first elected to the Board. In practice, the policy has proven to be arbitrary and inflexible. When passed, this provision was intended to encourage turnover on the Board, a need that does not currently exist at the Company, as more fully explained below.

Our recent actions show that the Company does not require term limits to insure that the Board is comprised of the most effective directors. Six directors, or 60% of our Board, have served approximately three years or less. Only two directors, or 20% of our Board, have served nine years or more and would be subject to the current restrictions in the next three years. The average number of years of service of the directors on our Board is 4.6 years; that number is significantly lower than the average tenure of directors on S&P 500 boards, which was 8.6 years in 2012 according to the Spencer Stuart Board Index. These statistics reflect the dynamic mix of new and experienced directors on our Board and strongly support the benefit of having the longer-tenured Board members remain available to serve as part of the overall mix. The two directors who would be subject to the current restrictions in the next three years include Mr. Lewis, current chair of our Audit Committee, and Mr. Seip, current chair of our Governance and Nominating Committee. Messrs. Lewis and Seip have significant leadership experience, knowledge, and skills that contribute to the collective strength of the Board, as described in more detail beginning on page 7.

It is also noteworthy that Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co., LLC ("Glass Lewis"), two leading proxy advisory firms, take the position that new proposals for director age and term limits are generally not in shareholders' best interests. Their rationale for opposing new proposals is equally applicable to elimination of existing term limit provisions. ISS says "[r]ather than impose a narrow rule on director tenure, shareholders gain much more by retaining the ability to evaluate and cast their vote on all director nominees once a year and by encouraging companies to perform periodic director evaluations." Glass Lewis states that "[a]cademic literature suggests that there is no evidence of a correlation between either length of tenure or age and director performance" and that "shareholders are better off monitoring the Board's approach to corporate governance and the Board's stewardship of company performance rather than imposing inflexible rules that don't necessarily correlate with returns or benefits for shareholders."

The Board seeks to assemble a mix of directors with an optimal range of backgrounds, experiences and viewpoints to lead the Company and offer guidance to executive management. Replacing directors solely because of their length of service could negatively affect the mix of skills, knowledge and experience, institutional knowledge of the Company and its industry, and overall diversity of the Board, thereby undermining the Board's effectiveness. Our experienced directors have a more comprehensive understanding of the Company, its operations and the industry in which it operates, and are positioned to impart their knowledge to new members of the Board and management. In addition, arbitrary term limits could also disrupt the Board's long-term focus, as directors nearing the end of their tenure might arguably be motivated to pursue short term projects and incentives rather than focusing on maximizing shareholder value through the long term success of the Company. In sum, the Board views mandatory term limits as incompatible with its duty to the Company's shareholders to nominate highly qualified individuals to serve as members of their Board on an annual basis without arbitrary limits on who may serve.

Material Effects of the Proposed Amendment

This amendment would eliminate the director term limit provision in Article Six of the Articles and allow the Governance and Nominating Committee and Board to nominate, and shareholders to elect, directors beyond twelve years from the date which the individual was first elected as a director of the Company. The amendment will give the Governance and Nominating Committee the flexibility to identify the most-qualified candidates for the Board to nominate to be directors of the Company, rather than obligating them to phase out directors who have served the current twelve year limit. If this amendment is adopted by shareholders, the Board of Directors will approve corresponding amendments to the Company's Bylaws to eliminate director term limits.

If adopted, the amendment will become effective upon the filing of a certificate of amendment to the Company's Articles with the Secretary of State of the State of Missouri. Under Section 351.106 of the Missouri General and Business Corporation Act, shareholders will not be entitled to dissenter's rights with respect to the proposed amendment to the Company's Articles to eliminate director term limits.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 5.

PROPOSAL 6 – SHAREHOLDER PROPOSAL CONCERNING PRO-RATA VESTING OF EQUITY AWARDS

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent. The Company is not responsible for any inaccuracies it may contain. The shareholder proposal is required to be voted on at our annual meeting only if properly presented. **As explained below, the Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal.**

Shareholder Proposal and Shareholder's Supporting Statement

Kenneth Steiner, 14 Stoner Avenue, Apt. 2M, Great Neck, NY 11021, the beneficial owner of no less than 500 shares of the Company's common stock, has notified the Company that he intends to have a representative present the following proposal at the annual meeting. The proposal and supporting statement, as submitted, read as follows:

Proposal 6 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2013:

The Corporate Library/GovernanceMetrics International (GMI) rated HRB "High Concern" in executive pay –$11 million for our relatively new CEO William Cobb. This included a $900,000 cash golden hello, restricted share units of $2.3 million and $2.3 million in time-vesting options with no job performance requirements. Golden hellos do little or nothing to protect shareholders as they are not directly linked to company performance. Two of our highest paid executives also received discretionary cash bonuses. Discretionary bonuses undermine pay-for-performance.

The goal posts for executives to get incentive pay were lowered 16% from 2011 without any explanation for the noticeable decline. GMI said long-term executive incentives also included performance share units measured over three separate 12-month performance periods. 12-month performance periods are the antithesis of a long-term incentive. In addition, the equity ownership guideline of 6-times base salary for our CEO was too low.

Meanwhile Tom Seip received our highest negative votes for his position on our executive pay and nomination committees. Mr. Seip also had our longest tenure which can erode director independence. Directors James Wright, Marvin Ellison and Paul Brown apparently did not believe in owning HRB stock.

Meanwhile, taxpayers that used HRB software to file their 2012 taxes were banning together in class-action lawsuits against HRB over a delay of their refunds. HRB reported up to 600,000 tax returns filed with HRB software could be delayed because of a student tax credit deduction issue.

Please vote to protect shareholder value: Limit Accelerated Executive Pay – Proposal 6

Our Response to the Shareholder Proposal

Our Board of Directors has carefully considered the shareholder proposal and recommends that shareholders vote "AGAINST" the proposal for the following reasons:

- **We Adopted a Plan Aligned with Shareholder Interests Last Year.** Under our current 2013 Long Term Incentive Plan, approved by shareholders at our 2012 annual meeting, the Compensation Committee can exercise its discretion whether to grant accelerated vesting of equity in a grant or award. The Compensation Committee's policy is to grant accelerated vesting in limited circumstances. Pursuant to the policy, a change in control by itself will not immediately trigger accelerated vesting of awards, as is implied under the terms of the shareholder proposal. Rather, we impose a "double-trigger" requirement, which means that vesting of equity awards in connection with a change in control is generally accelerated only if, within a specified time period surrounding the change in control, an employee loses his or her right to receive previously granted equity awards due to such employee being terminated without cause or voluntarily resigning for a "good reason" as defined in the applicable award agreement, or if the acquiring company refuses to assume the equity awards. This policy allows our Compensation Committee to grant awards consistent with long term incentive pay goals linked to shareholder value and does not, as the proponent suggests, sever the link between long term performance and executive pay.

- **The Proponent's Proposal Would Interfere with and Limit Our Ability to Attract and Retain Talented Executive Officers in a Highly Competitive Market.** Removing accelerated vesting under the limited circumstances described above could require executive officers to give up all or a substantial portion of their equity awards – which constitute a majority of our executive officers' compensation – due to factors unrelated to performance and completely outside of their control. The double-trigger vesting protection encourages all employees, including our executive officers who face the greatest risk of losing their jobs in connection with a change in control transaction, to continue working to maximize value for the shareholders in such a transaction.

- **Accelerated Vesting Incentivizes Executives to Maximize Shareholder Value in a Change in Control Transaction.** Our current policy is consistent with the objective of compensating executive officers in connection with their long term performance. The ability to retain discretion and to utilize double-trigger vesting mechanisms in connection with long term incentives ensures that executives are exposed to changes in shareholder value, whereas forfeiture of all or a portion of such awards – as would be required under the terms of the shareholder proposal – would significantly diminish the economic alignment between management and investors. Further, forfeiture of all or a portion of the outstanding equity awards would create a conflict of interest due to our executive officers' disincentive to support change in control transactions that could maximize shareholder value. In addition, the potential loss of the equity awards would create uncertainty and distractions among the management team with regard to the consequences of a change in control transaction, thereby increasing the risk of possible performance deterioration or departures during the transaction process.

- **The Proposal Seeks to Treat Executive Officers Differently than Other Employees.** If the Compensation Committee grants a change in control benefit, it is anticipated that it would be provided to all employees, and not just executive officers. The proponent's proposal that executive officers must be treated significantly worse than other employees who participate in the 2013 Long Term Incentive Plan, effectively removing the discretion of the Compensation Committee, serves no legitimate shareholder interest and undermines the objectives of retaining talented executives and aligning the Company's long term performance with compensation for the individuals most at risk of having their positions eliminated following a change in control.

In summary, we believe that the shareholder proposal, if adopted, would undermine the effectiveness of our equity compensation program, thereby resulting in a diminished alignment between management and shareholder interests, a weakened ability to attract and retain critical talent, and a disincentive for executive officers to support potential change in control transactions that may be in the best long term interests of shareholders. In recent years, we have taken significant steps to directly link executive pay to Company performance, as described more fully under the heading "Relationship Between Company Performance and Executive Compensation" beginning on page 28. Our Compensation Committee's current policy ensures that, in the event a change in control transaction occurs, vesting generally accelerates only if an executive is terminated without cause or voluntarily resigns for a "good reason" as set forth in the applicable award agreement, or if the successor company fails to honor the outstanding awards. By reducing the likelihood of unfair forfeitures of equity incentives in connection with a change in control transaction, this approach avoids conflicts between the interests of shareholders and management and properly incentivizes our executives to remain objective and stay focused on maximizing shareholder value.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 6.

INFORMATION REGARDING SECURITY HOLDERS

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by each director and nominee for election as director, by each of the Named Executive Officers, and by all directors and executive officers as a group as of June 1, 2013. The number of shares beneficially owned is determined under rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within sixty days through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares set forth in the following table.

Name	Beneficially Owned[1]	Number of Shares Share Units and Share Equivalents[2]	Total	Percent of Class
Jeffrey T. Brown	181,898 [3]	-	181,898	*
Paul J. Brown	3,200	17,701	20,901	*
William C. Cobb	1,146,228	11,447	1,157,675	*
Susan P. Ehrlich	38,674	-	38,674	*
Marvin R. Ellison	-	17,701	17,701	*
Robert A. Gerard	11,000	66,812	77,812	*
Thomas A. Gerke	62,019	-	62,019	*
Jason L. Houseworth	73,737 [4]	3,002	76,739	
David B. Lewis	28,000	43,885	71,885	*
Gregory J. Macfarlane	144,577	-	144,577	*
Victoria J. Reich	3,500 [5]	17,701	21,201	*
Bruce C. Rohde	10,000	29,475	39,475	*
Tom D. Seip	48,437	43,885	92,322	*
Christianna Wood	12,580	39,646	52,226	*
James F. Wright	10,000	17,701	27,701	*
All directors and executive officers as a group (15 persons)	1,773,850 [6][7]	308,956	2,082,806	*

* Does not exceed 1% based on shares of our common stock outstanding as of June 1, 2013, adjusted as required by the rules promulgated by the SEC.

[1] Includes shares that on June 1, 2013 the specified person had the right to purchase as of July 31, 2013 pursuant to options granted in connection with the Company's 1989 Stock Option Plan for Outside Directors or the 2003 Plan, as follows: Mr. Brown, 139,783 shares; Mr. Cobb, 792,293 shares; Ms. Ehrlich, 23,809 shares; Mr. Gerke, 40,793 shares; Mr. Houseworth, 50,366 shares; Mr. Lewis, 24,000 shares; Mr. Macfarlane, 85,107 shares; and Mr. Seip, 40,000 shares. Also includes restricted share units that will vest between June 1, 2013 and July 31, 2013, as follows: Mr. Brown, 4,581 restricted share units; Mr. Cobb, 84,440 restricted share units; Ms. Ehrlich, 3,128 restricted share units; Mr. Gerke, 4,693 restricted share units; Mr. Houseworth, 4,375 restricted share units; and Mr. Macfarlane, 17,723 restricted share units.

[2] These amounts reflect share unit balances in the Company's Deferred Compensation Plan for Directors, the Company's Deferred Compensation Plan for Executives and/or the 2008 Deferred Stock Unit Plan for Outside Directors. The value of the share units mirrors the value of the Company's common stock. The share units do not have voting rights.

[3] Includes 6,776 shares held in the 2000 Employee Stock Purchase Plan, and 4,007 shares held in the Company's Retirement Savings Plan.

[4] Includes 238 shares held in the 2000 Employee Stock Purchase Plan.

[5] Ms. Reich shares voting and investment powers as to these shares.

[6] Includes shares held by certain family members of such directors and officers or in trusts or custodianships for such members (directly or through nominees) in addition to 1,196,151 shares which such directors and officers have the right to purchase as of July 31, 2013 pursuant to options granted in connection with the Company's stock option plans.

[7] All shares are held with sole voting and investment powers unless otherwise noted.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name, address and share ownership of each person or organization known to the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock Outstanding[1]
Viking Global Investors LP 55 Railroad Avenue Greenwich, CT 06830	22,983,678[2]	8.4%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	17,319,694[3]	6.3%
Artisan Partners Holdings LP 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	15,238,859[4]	5.6%

[1] Applicable percentages based on shares of our common stock outstanding as of June 1, 2013, adjusted as required by the rules promulgated by the SEC.

[2] Information as to the number of shares is as of December 31, 2012 and is furnished in reliance on the Schedule 13G/A of Viking Global Investors LP and related entities filed on February 14, 2013. The Schedule 13G/A indicates that Viking Global Investors LP and related entities share voting and dispositive power as to all shares reported.

[3] Information as to the number of shares is as of December 31, 2012 and is furnished in reliance on the Schedule 13G/A of The Vanguard Group, Inc. filed on February 12, 2013. The Schedule 13G/A indicates that the number of shares beneficially owned includes 483,383 shares with sole voting power, 16,866,093 shares with sole dispositive power, and 453,601 shares with shared dispositive power.

[4] Information as to the number of shares is as of December 31, 2012 and is furnished in reliance on the Schedule 13G of Artisan Partners Holdings LP and related persons filed on February 6, 2013. The Schedule 13G indicates that the number of shares beneficially owned includes 14,725,881 shares with shared voting power and that Artisan Partners Holdings LP and related persons share dispositive power as to all shares reported.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and beneficial owners of more than 10% of any class of the Company's equity securities to file reports of ownership and changes in ownership of the Company's common stock. To the best of the Company's knowledge, all required reports were filed on time and all transactions by the Company's directors and executive officers were reported on time.

REVIEW OF RELATED PERSON TRANSACTIONS

The Board has adopted a Related Party Transaction Approval Policy (the "Policy"), which is administered by the Company's management and the Governance and Nominating Committee. Under the Policy, the Company's management will determine whether a transaction meets the requirements of a Related Party Transaction as defined in the Policy. Upon such a determination, the Governance and Nominating Committee will review the material facts of the Related Party Transaction and either approve or ratify the transaction (subject to certain exceptions which are deemed pre-approved) taking into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than those generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Party's interest in the transaction. If advance approval of a Related Party Transaction is not feasible, the Governance and Nominating Committee must ratify the transaction at its next regularly scheduled meeting or the transaction must be rescinded. No director who is a Related Party with respect to a Related Party Transaction may participate in any discussion or approval of such transaction, except that the director must provide all material information concerning the transaction to the Governance and Nominating Committee.

A "Related Party Transaction" is any transaction, arrangement or relationship, or any series of transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the amount involved will or may be expected to exceed $120,000 in any fiscal year, and a Related Party has or will have a direct or indirect interest.

A "Related Party" under the Policy is any (i) executive officer as designated under Section 16 of the Exchange Act, director, or nominee for election as a director, (ii) greater than 5% beneficial owner of the Company's common stock, or (iii) immediate family member of any of the foregoing.

The Company did not participate in any Related Party Transactions during fiscal year 2013, other than those transactions described in the "Compensation Disclosure and Analysis" section of this proxy statement.

SHAREHOLDER PROPOSALS AND NOMINATIONS

For a shareholder proposal to be considered for inclusion in the Company's proxy statement for the 2014 annual meeting pursuant to Rule 14a-8 of the SEC, the Company must receive notice at our offices at One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary, on or before March 31, 2014. Applicable SEC rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year's proxy statement and form of proxy.

Pursuant to the Company's Bylaws, for any business not included in the proxy statement for the 2014 annual meeting to be brought before the meeting by a shareholder, the shareholder must give timely written notice of that business to the Corporate Secretary. To be timely, the notice must be received between May 15, 2014 and June 14, 2014 (between 90 and 120 days before the one-year anniversary of the date on which the corporation held its annual meeting of shareholders the previous year). The notice must contain the information required by the Company's Bylaws. Similarly, a shareholder wishing to submit a director nomination directly at an annual meeting of shareholders must deliver written notice of the nomination within the time period described in this paragraph and comply with the information and other requirements in our Bylaws relating to shareholder nominations.

A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time frames described above. A copy of the Company's Bylaws is available on our website at www.hrblock.com under the "Investor Relations" link, by clicking on the "Company" tab, and then "Corporate Governance," or upon request to: H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary. The Chair of the meeting may exclude matters that are not properly presented in accordance with the foregoing requirements.

The Board of Directors knows of no other matters which will be presented at the meeting, but if other matters do properly come before the meeting, it is intended that the persons named in the proxy will vote according to their best judgment.

By Order of the Board of Directors,



SCOTT W. ANDREASEN
Vice President and Secretary

APPENDIX A – AMENDED AND RESTATED ARTICLES OF INCORPORATION

Amended and Restated Articles of Incorporation of
H & R Block, Inc.

(as amended through ~~September 30, 2010~~[ ], 2013)

The undersigned, being an officer of H & R Block, Inc., does hereby certify that the following Amended and Restated Articles of Incorporation have been approved by the corporation in accordance with the General and Business Corporation Law of Missouri. Amendments to the Articles as amended to date were approved by the shareholders on ~~September 4, 2008.~~ **[ ], 2013.** On such date, ~~329,180,751~~**[ ]** shares of Common Stock were outstanding and entitled to vote on the amendments. For the amendment to: (1) Article ~~Three~~**Six**, Section ~~1~~**B**: ~~255,392,828~~**[ ]** shares voted for, and ~~1,628,675~~**[ ]** voted against; and (2) Article ~~Six, Section B: 198,950,440~~**Seventeen: [ ]** shares voted for, and ~~82,001,691 voted against; and (4) Article Six, Section F: 277,970,752 shares voted for, and 4,090,530~~**[ ]** voted against. A restatement of the Articles was approved by resolution of a majority of the board of directors of the corporation on ~~October 15, 2008.~~ **[ ], 2013.**

ARTICLE ONE

The name of the corporation is: H & R BLOCK, INC.

ARTICLE TWO

The address of the corporation's registered office in the State of Missouri is 120 South Central Avenue, Clayton, Missouri 63105, and the name of its registered agent at such address is CT Corporation System.

ARTICLE THREE

The aggregate number of shares of all classes of stock which the corporation shall have authority to issue is 806,000,000 divided into two classes as follows:

(i) 800,000,000 shares of a class designated Common Stock, without par value; and

(ii) 6,000,000 shares of a class designated Preferred Stock, without par value.

The voting powers, designations, preferences, qualifications, limitations, restrictions and special or relative rights in respect of each class of stock are or shall be fixed as follows:

(1) Preferred Stock. The Board of Directors is expressly authorized to issue the Preferred Stock from time to time, in one or more series, provided that the aggregate number of shares issued and outstanding at any time of all such series shall not exceed 6,000,000. The Board of Directors is further authorized to fix or alter, in respect of each such series, the following terms and provisions of any authorized and unissued shares of such stock:

(a) The distinctive serial designation;

(b) The number of shares of the series, which number may at any time or from time to time be increased or decreased (but not below the number of shares of such series then outstanding) by the Board of Directors;

(c) The voting powers and, if voting powers are granted, the extent of such voting powers including the right, if any, to elect a director or directors, provided, that the holders of shares of Preferred Stock will not be entitled (A) to more than one vote per share, when voting as a class with the holders of shares of common stock, and (B) to vote on any matter separately as a class, except with respect to any amendment or alteration of the provisions of these Articles of

Incorporation that would adversely affect the powers, preferences or special rights of the applicable series of Preferred Stock or as otherwise provided by law;

(d) The election, term of office, filling of vacancies and other terms of the directorships of directors elected by the holders of any one or more classes or series of such stock;

(e) The dividend rights, including the dividend rate and the dates on which any dividends shall be payable;

(f) The date from which dividends on shares issued prior to the date for payment of the first dividend thereon shall be cumulative, if any;

(g) The redemption price, terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

(h) The liquidation preferences and the amounts payable on dissolution or liquidation;

(i) The terms and conditions, if any, under which shares of the series may be converted; and

(j) Any other terms or provisions which the Board of Directors is by law authorized to fix or alter.

(2) Common Stock. The holders of shares of Common Stock shall be entitled (i) to vote on all matters at all meetings of the shareholders of the corporation on the basis of one vote for each share of Common Stock held of record; (ii) subject to any preferential dividend rights applicable to the Preferred Stock, to receive such dividends as may be declared by the Board of Directors; and (iii) in the event of the voluntary, or involuntary, liquidation or winding up of the corporation, after distribution in full of any preferential amounts to be distributed to holders of shares of Preferred Stock, to receive all of the remaining assets of the corporation available for distribution to its shareholders, ratably in proportion to the aggregate number of their shares of Common Stock and Preferred Stock (if the holders of such Preferred Stock are entitled to share in such distribution).

(3) Provisions applicable to Common and Preferred Stock. No holder of shares of stock of the corporation of any class shall be entitled, as a matter of right, to purchase or subscribe for any shares of stock of the corporation, of any class, whether now or hereafter authorized. The Board of Directors shall have authority to fix the issue price of any and all shares of stock of the corporation of any class.

ARTICLE FOUR

The number of shares to be issued before the corporation shall commence business is: Twenty (20) shares of common stock, and the consideration to be paid therefor, and the capital with which the corporation will commence business, is: Two Thousand ($2,000.00) Dollars. All of said shares have been first duly subscribed by the undersigned incorporators and have been paid up in lawful money of the United States.

ARTICLE FIVE

The names and places of residence of the initial subscribers and shareholders, and the number of shares of stock subscribed by each, are:

Name	Residence	No. of Shares
R. A. Bloch	6501 Overbrook, Kansas City, Mo.	10
Henry W. Bloch	2026 W. 63rd St., Kansas City, Mo.	9
L. E. Bloch, Jr.	414 W. 58th St., Kansas City, Mo.	1

ARTICLE SIX

(A) Number of Directors. The number of directors to constitute the Board of Directors shall be not less than seven nor more than twelve, the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the whole Board.

(B) Election of Directors. Directors shall be elected at each annual meeting of shareholders to hold office until the next succeeding annual meeting of shareholders or until such director's successor has been elected and qualified. The term of office of each director shall begin immediately after his election and each director shall hold office until the next succeeding annual meeting of shareholders or until such director's successor has been elected and qualified and subject to prior death, resignation, retirement or removal from office of the director. No decrease in the number of directors constituting the board of directors shall reduce the term of any incumbent director. ~~No person shall serve as a director for a period or consecutive periods that extend beyond the twelfth annual shareholders meeting following the annual shareholders meeting at which such person was first elected to the Board of Directors by the shareholders.~~

(C) Vacancies. Newly created directorships resulting from an increase in the number of directors and any vacancies on the Board of Directors resulting from any cause shall be filled by a majority of the Board of Directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as his or her predecessor.

(D) Removal of Directors. Any director, or directors, or the entire Board of Directors of the corporation may be removed, with or without cause, at any time but only by the affirmative vote of the holders of at least a majority of the outstanding shares of each class of stock of the corporation entitled to elect one or more directors at a meeting of the shareholders called for such purpose.

(E) Bylaws. The Board of Directors shall have the power to make, alter, amend, change, add to or repeal the Bylaws of the corporation.

(F) Independent Chairman of the Board. No person may simultaneously hold the offices of chairman of the board and vice-chairman of the board, chairman of the board and chief executive officer, or chairman of the board and president. Furthermore, the chairman of the board shall be independent pursuant to standards promulgated by the Securities and Exchange Commission and the New York Stock Exchange and shall not have served previously as an executive officer of the Company.

ARTICLE SEVEN

The duration of the corporation is perpetual.

ARTICLE EIGHT

The purposes for which the corporation is formed are as follows:

(1) To perform bookkeeping services, including the preparation of books of account, balance sheets and profit and loss statements, to render tax services, including the preparation of tax returns, and to perform any and all other services directly or indirectly related thereto.

(2) To purchase, lease or otherwise acquire, hold, own, improve, develop, sell, mortgage, pledge and otherwise deal in and with real and personal property of every kind and description in the United States of America, and in any territory, colony, dependency or district thereof, and in any foreign country or countries to the extent that the same may be lawfully permissible.

(3) To buy, sell, utilize, lease, rent, import, export, manufacture, produce, design, prepare, assemble, fabricate, distribute and otherwise deal in, either at wholesale or retail, or both, either as principal, agent or on commission, all commodities, goods, wares, merchandise, machinery, tools, devices, apparatus, equipment and all other personal property, whether tangible or intangible, of every kind and description.

(4) To buy, purchase, manufacture, assemble, distribute, lease (either as lessor or lessee), acquire, sell or in any manner dispose of, import, export, use, operate, rent, hire, mortgage, furnish, grant the use of, repair and generally deal in all kinds of construction, building and engineering equipment, including, but not limited to, bulldozers, castings, cranes, compressors, concrete mixers, drag lines, dump wagons, earth moving machinery and equipment, plows, pumps, road machines, road rollers, scrapes, shovels, tractors, trucks and automobile equipment, and in general all kinds of machinery, appliances, devices, implements, tools, fixtures,

instruments, supplies, materials, and property of every kind and description, usable or adaptable for use by contractors and civil engineers.

(5) To apply for, obtain, purchase, lease, take licenses in respect of or otherwise acquire, and to hold, own, use, operate, enjoy, turn to account, grant licenses in respect of, manufacture under, introduce, sell, assign, mortgage, pledge or otherwise dispose of:

a) Any and all inventions, devices and processes and any improvements and modifications thereof;

b) Any and all letters patent of the United States or of any other country, state or locality, and all rights connected therewith or appertaining thereto;

c) Any and all copyrights granted by the United States or any other country, state or locality as aforesaid;

d) Any and all trade-marks, trade names, trade symbols and other indications of origin and ownership granted by or recognized under the laws of the United States or of any other country, state or locality as aforesaid; and to conduct and carry on its business in any or all of its various branches under any trade name or trade names.

(6) To engage in, carry on and conduct research, experiments, investigations, analyses, studies and laboratory work, for the purpose of discovering new products or to improve products, articles and things and to acquire, own, operate, maintain and dispose of, whenever the corporation deems such action desirable, laboratories and similar facilities, plants and any and all other establishments, and to procure, own and hold all necessary equipment in respect thereof, for the purposes aforesaid.

(7) To enter into any lawful contract or contracts with persons, firms, corporations or other entities, governments or any agencies or subdivisions thereof, including guaranteeing the obligations of any person, firm, or corporation or other entity.

(8) To purchase and acquire, as a going concern or otherwise, and to carry on, maintain and operate all or any part of the property or business of any corporation, firm, association, entity, syndicate, or person whatsoever, deemed to be of benefit to the corporation, or of use in any manner in connection with any of its objects or purposes; and to acquire, own, hold and use and dispose of, upon such terms as may seem advisable to the corporation, any and all property, real, personal or mixed, and any interest therein deemed necessary, useful or of benefit to the corporation in any manner in connection with any of its objects or purposes.

(9) To purchase or otherwise acquire, hold, sell, pledge, reissue, transfer or otherwise deal in shares of the corporation's own stock, provided that it shall not use its funds or property for the purchase of its own shares of stock when such use would be in any manner prohibited by law, by the articles of incorporation or by the bylaws of the corporation; and, provided further, that shares of its own stock belonging to it shall not be voted upon directly or indirectly.

(10) To invest, lend and deal with moneys of the corporation in any lawful manner, and to acquire by purchase, by the exchange of stock or other securities of the corporation, by subscription or otherwise and to invest in, to hold for investment or for any other purpose, and to deal in and use, sell, pledge, or otherwise dispose of, and in general to deal in any interest concerning or enter into any transaction with respect to (including "long" and "short" sales of) any stocks, bonds, notes, debentures, certificates, receipts and other securities and obligations of any government, state, municipality, corporation, association or other entity, including individuals and partnerships and, while owner thereof, to exercise all of the rights, powers and privileges of ownership, including, among other things, the right to vote thereon for any and all purposes and to give consent with respect thereto.

(11) To borrow or raise money for any purpose of the corporation and to secure the same and the interest accruing on any such loan, indebtedness or obligation of the corporation, and for that or any other purposes to mortgage, pledge, hypothecate or charge all or any part of the present or hereafter acquired property, rights and franchises of the corporation, real, personal, mixed or of any character whatever, subject only to limitations specifically imposed by law.

(12) To do any or all of the things hereinabove enumerated alone for its own account, or for the account of others, or as the agent for others, or in association with others or by or through others, and to enter into all lawful contracts and undertakings in respect thereof.

(13) To have one or more offices, to conduct its business, carry on its operations and promote its objects within and without the State of Missouri, in other states, the District of Columbia, the territories, colonies and dependencies of the United States and in foreign countries, without restriction as to place, manner or amount, but subject to the laws of such state, district, territory, colony, dependency or country; and to do any or all of the things herein set forth to the same extent as natural persons might or could do and in any part of the world, either alone or in company with others.

(14) In general, to carry on any other business in connection with each and all of the foregoing or incidental thereto, and to carry on, transact and engage in any and every lawful business or other lawful thing calculated to be of gain, profit or benefit to the corporation as fully and freely as a natural person might do, to the extent and in the manner, anywhere within or without the State of Missouri, as it may from time to time determine; and to have and exercise each and all of the powers and privileges, either direct or incidental, which are given and provided by or are available under the laws of the State of Missouri in respect of private corporations organized for profit thereunder; provided, however, that the corporation shall not engage in any activity for which a corporation may not be formed under the laws of the State of Missouri.

It is the intention that each of the objects, purposes and powers specified in each of the paragraphs in this Article Eight shall be in no wise limited or restricted by reference to or inference from the terms of any other paragraph, but that the objects, purposes and powers specified in each of the paragraphs of this Article Eight shall be regarded as independent objects, purposes and powers. The enumeration of the specific objects, purposes and powers of this Article shall not be construed to restrict in any manner the general objects, purposes and powers of this corporation, nor shall the expression of one thing be deemed to exclude another, although it be of like nature. The enumeration of objects, purposes or powers herein shall not be deemed to exclude or in any way limit by inference any objects, purposes or powers which this corporation has power to exercise, whether expressly or by force of the laws of the State of Missouri, now or hereafter in effect, or impliedly by any reasonable construction of such laws.

ARTICLE NINE

The private property of the shareholders shall not be subject to the payment of the corporate debt of the corporation.

ARTICLE TEN

Both the shareholders and directors shall have power, if the Bylaws so provide, to hold their meetings and to have one or more offices within or without the State of Missouri, and to keep books and records of the corporation business (subject to the provisions of the applicable laws of Missouri) outside of the State of Missouri, at such places as may be from time to time designated by the Board of Directors.

ARTICLE ELEVEN

Any contract, transaction or act of the corporation or of the directors, which shall be ratified by a majority of a quorum of the shareholders having voting power at any annual meeting, or at any special meeting called for such purpose, shall, except as otherwise specifically provided by law or by the Articles of Incorporation, be as valid and as binding as though ratified by every shareholder of the corporation; provided, however, that any failure of the shareholders to approve or ratify such contract, transaction or act, when and if submitted, shall not of itself be deemed in any way to render the same invalid, nor deprive the directors of their right to proceed with such contract, transaction or act.

ARTICLE TWELVE

In case the corporation enters into contracts or transacts business with one or more of its directors, or with any firm of which one or more of its directors are members, or with any other corporation or association of which one or more of its directors are members or shareholders, directors or officers, such transaction or transactions shall not be invalidated or in any way affected by the fact that such director or directors have or may have interests therein which are or might be adverse to the interests of this corporation; provided that such contract or transaction is entered into in good faith and authorized or ratified in the usual course of business as may be provided for in the Bylaws of this corporation.

ARTICLE THIRTEEN

The corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation, in the manner as hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE FOURTEEN

Special meetings of the shareholders for any lawful purpose or purposes may be called only by a majority of the Board of Directors, by the holders of not less than a majority of all outstanding shares of stock of the corporation entitled to vote at an annual meeting, by the Chairman of the Board or by the President.

ARTICLE FIFTEEN

The affirmative vote of not less than a majority of the outstanding shares of the corporation entitled to vote on the matter and represented in person or by proxy at a meeting at which a quorum is present, unless a greater vote is required by law, shall be required for the approval or authorization of any Business Transaction (as hereinafter defined) with a Related Person (as hereinafter defined), whether or not such Business Transaction was approved prior to the time the Related Person became a Related Person, unless:

(1) The Business Transaction shall have been approved by a two-thirds vote of the Continuing Directors (as hereinafter defined); or

(2) The Business Transaction is a merger or consolidation and the cash or fair market value of the property, securities or other consideration to be received per share by the holders of each class of stock of the corporation in the Business Transaction is not less than such Related Person's Highest Purchase Price (as hereinafter defined).

For purposes of this Article Fifteen:

1. The term "Business Transaction" shall mean: (a) any merger or consolidation of the corporation or any subsidiary of the corporation; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) of all or a Substantial Part (as hereinafter defined) of the assets of the corporation or any subsidiary; (c) the issuance, sale, exchange, transfer or other disposition by the corporation or any subsidiary of any securities of the corporation or any subsidiary; (d) any reclassification of securities (including any reverse stock split) or recapitalization of the corporation or any other transaction which has the effect, directly or indirectly, of increasing the voting power of a Related Person; (e) any liquidation, spinoff, split-up or dissolution of the corporation; and (f) any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Transaction.

2. The term "Related Person" shall mean and include any individual, corporation, partnership or other person or entity, other than the corporation or any wholly-owned subsidiary thereof, which, together with its "Affiliates" and "Associates" (as defined on June 1, 1983 in Rule 12b-2 under the Securities Exchange Act of 1934, "Beneficially Owns" (as defined on June 1, 1983, in Rule 13d-3 under the Securities Exchange Act of 1934) in the aggregate 15 percent or more of the outstanding shares of the corporation entitled to vote in an election of directors at the time a resolution approving the Business Transaction is adopted by a two-thirds vote of the corporation's Board of Directors or on the record date for the determination of shareholders entitled to notice of and to vote on the Business Transaction, and any Affiliate or Associate of any such individual, corporation, partnership or other person or entity.

3. The term "Continuing Director" shall mean any member of the Board of Directors of the corporation who was either a member of the Board of Directors prior to the time that the Related Person became a Related Person or who subsequently became a director of the corporation and whose election, or nomination for election by the corporation's shareholders, was approved by a vote of a majority of the Continuing Directors.

4. The term "Highest Purchase Price" shall mean the highest amount of consideration paid by such Related Person for a share of the corporation's Common Stock within one year prior to the date such person became a Related Person or in

the transaction that resulted in such Related Person becoming a Related Person, provided that the Highest Purchase Price shall be appropriately adjusted for stock splits, stock dividends and like distributions.

5. The term "Substantial Part" shall mean more than 20% of the fair market value of the total assets of the entity in question, as of the end of its most recent fiscal year ending prior to the time the determination is made.

ARTICLE SIXTEEN

The affirmative vote of the holders of not less than a majority of the outstanding shares of stock of this corporation entitled to vote generally in the election of directors shall be required to amend, modify, alter or repeal any provision of these Articles of Incorporation. The affirmative vote of the holders of not less than a majority of outstanding shares of stock of this corporation entitled to vote generally in the election of directors and represented in person or by proxy at a meeting at which a quorum is present shall be required to amend, modify, alter, or repeal any provision of the corporation's Bylaws, provided that the power of the Board of Directors to amend, modify, alter or repeal any Bylaw shall be governed by Section E of Article Six.

ARTICLE SEVENTEEN

To the fullest extent permitted under the Missouri General and Business Corporation Law, the liability of the corporation's directors to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director shall be eliminated. If the Missouri General and Business Corporation Law is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Missouri General and Business Corporation Law, as so amended. Neither any repeal or modification of this Article Seventeen nor the adoption of any provision of the corporation's Articles of Incorporation inconsistent with this Article Seventeen shall eliminate or reduce the effect of this Article Seventeen or any rights or protections offered thereby in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article Seventeen, would accrue or arise, prior to such repeal, modification or adoption of an inconsistent provision.

IN WITNESS WHEREOF, the undersigned has caused these Amended and Restated Articles of Incorporation to be executed this ~~15th~~**[   ]** day of ~~October, 2008.~~**[   ], 2013.**

H & R BLOCK, INC.

~~/s/ Bret G. Wilson~~

~~Bret G. Wilson~~ **[Officer Name]**
~~Vice President and Secretary~~ **[Officer Title]**